As filed with the U.S. Securities and Exchange Commission on May 3, 2024.
Registration No. 333-278653

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bowhead Specialty Holdings Inc.
(Exact name of registrant as specified in its charter)

Delaware	6331	87-1433334
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1411 Broadway, Suite 3800
New York, NY 10018
(212) 970-0269
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

H. Matthew Crusey
General Counsel
Bowhead Specialty Holdings Inc.
1411 Broadway, Suite 3800
New York, NY 10018
(212) 970-0269
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Todd E. Freed Dwight S. Yoo Laura Kaufman Belkhayat	Marc D. Jaffe Erika L. Weinberg Gary D. Boss
Skadden, Arps, Slate, Meagher & Flom LLP	Latham & Watkins LLP
One Manhattan West	1271 Avenue of the Americas
New York, NY 10001	New York, NY 10020
(212) 735-3000	(212) 906-1200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS
Subject to completion, dated May 3, 2024
The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
          Shares
Bowhead Specialty Holdings Inc.
Common Stock
This is the initial public offering of shares of common stock of Bowhead Specialty Holdings Inc. We are offering          shares of our common stock.
Prior to this offering, there has been no public market for our common stock. We expect the initial public offering price of our common stock will be between $                   and $                   per share. We intend to apply to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol “BOW.”
We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this registration statement and may do so in future filings.
After the completion of this offering, BIHL (as defined below), will own approximately     % of our outstanding common stock (or     % if the underwriters exercise their option to purchase additional shares of common stock in full). As a result, we will be a “controlled company” within the meaning of the rules of NYSE. See “Management—Controlled Company Status.”
Investing in our common stock involves risks. See “Risk Factors” beginning on page 22.
Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
__________________
(1)See “Underwriting” for additional information regarding underwriting compensation.
We have granted the underwriters the right, for a period of 30 days from the date of this prospectus, to purchase up to                      additional shares of common stock from us at the initial public offering price less the underwriting discounts and commissions.
The underwriters expect to deliver the shares against payment in New York, New York, on or about                  , 2024.

J.P. Morgan	Morgan Stanley	Keefe, Bruyette & Woods A Stifel Company

Citizens JMP	RBC Capital Markets	Dowling & Partners Securities, LLC	Siebert Williams Shank
The date of this prospectus is          , 2024.

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with different information. Neither we nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of shares of our common stock. Our business, results of operations and financial condition may have changed since such date.
For investors outside the United States: we are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.
i

ABOUT THIS PROSPECTUS
Industry and Market Data
In this prospectus, we present certain industry and market data. This information is based on third-party sources, data from our internal research and management estimates. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Such data and management estimates, including any forecasts and projections, have not been verified by any independent source. While we believe this data is generally reliable, such information is inherently uncertain and imprecise. Such information, including assumptions and estimates of our and our industry’s future performance, is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Forward-Looking Statements.” These and other factors could cause results to differ materially from the assumptions, estimates and statements made by third parties and by us. You are cautioned not to place undue reliance on such industry and market data.
Trademarks and Service Marks
This prospectus contains references to a number of trademarks and service marks which are our registered trademarks or service marks, or trademarks or service marks for which we have pending applications or common law rights. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks, service marks and trade names are referred to in this prospectus without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we or other owner thereof will not assert, to the fullest extent under applicable law, our or such owner’s rights to these trademarks, service marks and trade names. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, such other companies.
Non-GAAP Financial Measures
This prospectus contains certain financial measures that are not presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Under U.S. securities laws, these measures are called “non-GAAP financial measures.” We use these non-GAAP financial measures when planning, monitoring and evaluating our performance. We believe these non-GAAP financial measures give our management and other users of our financial information useful insight into our underlying business performance.
We use the following non-GAAP financial measures throughout this prospectus as defined below:
•Underwriting income is defined as income before income taxes excluding the impact of net investment income, net realized investment gains, other insurance-related income, foreign exchange (gains) losses, non-operating expenses, which include expenses payable by us in connection with this offering, and certain strategic initiatives.
•Adjusted net income is defined as net income excluding the impact of net realized investment gains, foreign exchange (gains) losses, non-operating expenses, which include expenses payable by us in connection with this offering, and certain strategic initiatives.
•Adjusted return on equity is defined as adjusted net income as a percentage of average beginning and ending stockholders’ equity.
You should not rely on these non-GAAP financial measures as a substitute for any U.S. GAAP financial measure. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered supplemental in nature and is not meant to be an alternative to our reported results prepared in accordance with U.S. GAAP. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces their usefulness as comparative measures. For a reconciliation of such measures to their most directly comparable U.S. GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures.”

Basis of Presentation and Glossary
We have a strategic partnership with AmFam that allows us to leverage AmFam’s legal entities, ratings and licenses through MGA Agreements with the AmFam Issuing Carriers and the Quota Share Agreement. Through the MGA Agreements, BSUI has delegated binding authority and underwrites premiums on behalf of the AmFam Issuing Carriers. Through the Quota Share Agreement, AmFam cedes 100.0% of these premiums to BICI, our wholly-owned insurance company subsidiary, and receives a ceding fee on net premiums assumed. In essence, we originate business on the paper of AmFam through BSUI writing policies issued by AmFam under the name of AmFam and such insurance business that we originate is 100.0% reinsured to BICI, since we do not have the ratings to independently write policies under our own name and on our own paper. See “Prospectus Summary—Our Structure” for additional information. As used herein, unless the context otherwise requires:
•“our policies,” “our insurance contracts” and similar references refer to the policies that we write on AmFam paper that are 100.0% reinsured to BICI;
•“our policyholders” refer to holders of those policies; and
•“we insure” means the reinsurance risk we (through BICI) assume from the AmFam Issuing Carriers.
The following terms are used in this prospectus and have the following meanings unless otherwise noted or indicated by the context:
•“2024 Plan” refers to the Bowhead Specialty Holdings Inc. 2024 Omnibus Incentive Plan.
•“Admitted” refers to insurance issued by an insurer licensed to do business in the state in which the insured exposure is located. Admitted insurance companies are subject to various state laws that govern organization, capitalization, policy forms, rate approvals and claims handling.
•“AFMIC” refers to American Family Mutual Insurance Company, S.I.
•“ALAE” refers to allocated loss adjustment expense.
•“A.M. Best” refers to A.M. Best Company, Inc., a rating agency and publisher for the insurance industry.
•“AmFam” refers collectively to AFMIC and its subsidiaries.
•“AmFam Issuing Carriers” refers collectively to Homesite Insurance Company, Homesite Insurance Company of Florida and Midvale Indemnity Company, which are insurance company subsidiaries of AFMIC.
•“BICI” refers to Bowhead Insurance Company, Inc., which is domiciled in Wisconsin and is our wholly-owned subsidiary.
•“BIHL” refers to Bowhead Insurance Holdings LP, which is our parent and an entity owned by our Pre-IPO Investors.
•“BRATs” refers to Bowhead Risk Analysis Tools, our proprietary underwriting tools for the lines in which we write business.
•“BSUI” refers to Bowhead Specialty Underwriters, Inc., which is our wholly-owned subsidiary.
•“BUSI” refers to Bowhead Underwriting Services, Inc., which is our wholly-owned subsidiary.
•“Combined ratio,” expressed as a percentage, is the sum of loss ratio and expense ratio.
•“D&O” refers to Directors and Officers liability insurance, the primary function of which is to protect companies and their directors and officers against monetary damages alleging mismanagement. D&O may be provided on either a primary or excess basis.

•“E&O” refers to Errors and Omissions liability insurance, the primary function of which is to protect companies against negligent acts, errors and omissions of their employees. E&O may be provided on either a primary or excess basis.
•“EPL” refers to Employment Practices Liability insurance, the primary function of which is to protect a company from damages resulting from claims made by employees and/or customers related to the company’s workplace and employment practices (e.g., harassment, discrimination, hostile work environment). EPL may be provided on either a primary or excess basis.
•“Expense ratio,” expressed as a percentage, is the ratio of net acquisition costs and operating expenses to net earned premiums.
•“FI” refers to financial institutions, including banks, insurance companies, investment advisors, alternative asset managers and certain businesses that can provide specialized services to those industries. Coverages provided to FIs may include D&O, EPL, E&O and other liability coverages. Liability insurance may be provided to FIs on either an primary or excess basis.
•“Gallatin Point” refers to Gallatin Point Capital LLC, a private investment firm with a primary focus on making opportunistic investments in financial institutions, services and assets.
•“GL” refers to General Liability insurance which protects a company against liability arising from bodily injury, personal injury or property damage. GL may be provided on either a primary or excess basis.
•“GPC Fund” refers to GPC Partners Investments (SPV III) LP.
•“HCML” refers to Healthcare Management Liability.
•“IBNR” refers to reserves for incurred but not yet reported losses.
•“JOBS Act” refers to the Jumpstart Our Business Startups Act of 2012.
•“LAE” refers to loss adjustment expenses.
•“Loss ratio,” expressed as a percentage, is the ratio of net losses and loss adjustment expenses to net earned premiums.
•“MGA” refers to managing general agent, a business which has authority from an insurance company to underwrite risks, bind policies and settle claims on behalf of the insurance company.
•“MGA Agreements” refers to our Managing General Agency Agreements with the AmFam Issuing Carriers.
•“Minority Owners” refers collectively to the direct equity holders of BIHL other than AFMIC and GPC Fund.
•“MMF” refers to Miscellaneous Medical Facilities.
•“MPL” refers to Miscellaneous Professional Liability.
•“NAIC” refers to the National Association of Insurance Commissioners.
•“Non-admitted” or excess and surplus (“E&S”) lines refers to policies generally not subject to regulations governing premium rates or policy language. We also consider insurance written on an admitted basis through either the New York Free Trade Zone or similar commercial deregulation exemptions available in certain jurisdictions, and as a result free of rate and form restrictions, to be E&S business.
•“P&C” refers to Property and Casualty insurance.
•“PL/GL” refers to Professional and General Liability insurance.

•“Pre-IPO Investors” refers collectively to (i) GPC Fund, (ii) AFMIC and (iii) the Minority Owners.
•“Quota Share Agreement” refers to our quota share reinsurance agreement with AFMIC, which has been effective since November 1, 2020.
•“Return on equity” is net income as a percentage of average beginning and ending stockholders’ equity.
•“SAP” refers to the Statutory Accounting Principles established by the NAIC.
•“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.
•“SEC” refers to the Securities and Exchange Commission.
•“U.S. GAAP” refers to the generally accepted accounting principles in the United States.
•“Wisconsin OCI” refers to the Office of the Commissioner of Insurance of Wisconsin.
v

PROSPECTUS SUMMARY
This summary highlights selected information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
All references to the “Company,” “Bowhead,” “we,” “our” and “us,” unless the context otherwise requires, are to Bowhead Specialty Holdings Inc., a Delaware corporation, and its consolidated subsidiaries and all references to the “Issuer” are only to Bowhead Specialty Holdings Inc.
Bowhead Specialty Holdings Inc.
Who We Are
We are a profitable and growing company providing specialty P&C products. We were founded by industry veteran Stephen Sills and are led by a highly experienced and respected underwriting team with decades of individual, successful underwriting experience. We focus on providing “craft” solutions in our specialty lines and classes of business that we believe require deep underwriting and claims expertise in order to produce attractive financial results. We have initially focused on underwriting Casualty, Professional Liability and Healthcare risks where our management team has deep experience. Across our underwriting divisions, our policyholders vary in size, industry and complexity and require specialized, innovative and customized solutions where we individually underwrite and structure policies for each account. As a result, our products are primarily written on an E&S basis, where we have flexibility of rate and policy form. Our underwriting teams collaborate across our claims, actuarial and legal departments, ensuring they are aware of developments that could impact our business and using a consistent approach to our underwriting. We handle our claims in-house; our claims management teams, which align with our three underwriting divisions, have significant experience in the markets on which we focus and work closely with our underwriting and actuarial teams, keeping them informed of claims trends, providing feedback on emerging areas of loss experience and identifying and addressing key issues and adjusting loss reserves as appropriate. We distribute our products through carefully selected relationships with leading distribution partners in both the wholesale and retail markets. We pride ourselves on the quality and experience of our people, who are committed to exceeding our partners’ expectations through excellent service and expertise. Our collaborative culture spans all functions of our business and allows us to provide a consistent, positive experience for all of our partners. This consistency of experience, combined with our client-focused approach, has created a company with which our distribution partners want to work, supporting the continued growth of our platform.
Our principal objective is to create and sustain superior returns for our stockholders by generating consistent underwriting profits across our product lines and through all market cycles, while prudently managing capital. We have grown substantially over the past two years, generating gross written premiums of $356.9 million for the year ended December 31, 2022 and $507.7 million for the year ended December 31, 2023, a year-over-year increase of 42.2%. For the year ended December 31, 2023, we delivered a combined ratio of 95.0%, net income of $25.0 million and a return on equity of 18.2%. We believe that our current market opportunity, differentiated expertise, relationships, culture and leadership team position us well to continue to grow our business profitably.
BICI is domiciled and licensed as an admitted insurer in the state of Wisconsin. BSUI is a licensed business entity producer, domiciled as an insurance producer and an MGA in the state of Texas, and a licensed agency in all 50 states, Washington D.C. and Puerto Rico. BSUI does business as “Bowhead Specialty Insurance Services” in California, Illinois, Nevada, New York, Utah and Virginia. Our ability to write business, however, is currently largely based on our relationship with AmFam. Through our relationship with AmFam, we are able to write business on an admitted basis in all 50 states and Washington D.C. and on a non-admitted basis in all 50 states, Washington D.C. and Puerto Rico. As of December 31, 2023, there were only five states in which 5.0% or more of our gross written premiums were concentrated: California (16.7%), Florida (13.3%), New York (10.3%), Texas (9.8%) and Illinois (5.0%).

We founded our business in September 2020, recognizing a favorable pricing environment and a growing and unmet demand from brokers and policyholders for craft solutions and quality service in complex lines of business. We built a nimble, remote-friendly organization able to attract best-in-class talent that we source nationwide to service this demand, with 193 employees as of December 31, 2023 across the country who are committed to operational excellence and superior service. We are backed by capital provided by GPC Fund and our strategic partner, AmFam, a mutual insurer with an “A” (Excellent) financial strength rating from A.M. Best and approximately $7.0 billion of policyholder surplus as of December 31, 2023. We originate business on the paper of AmFam through BSUI writing policies issued by AmFam under the name of AmFam and reinsure 100.0% of the insurance business we originate to BICI, our wholly-owned insurance company subsidiary. Our partnership with AmFam has enabled us to grow quickly but prudently, deploying capital and adding employees when business and growth justified.
Our Business
We currently offer craft solutions to a wide variety of businesses across three underwriting divisions: Casualty, Professional Liability and Healthcare. The below chart reflects our gross written premiums by underwriting division and product for the year ended December 31, 2023:

FY2023 GWP:
$507.7mm
Healthcare
17%
Professional Liability
28%
Casualty
55%
HCML
1%
Excess Practice
19%
Excess Other
14%
Excess Projects
10%
Primary Projects
8%
Primary Practice
2%
Primary Other
2%
Financial Institutions
8%
Public D&O
7%
Cyber
5%
E&O
4%
Private D&O
4%
Hospitals
5%
Senior Care
4%
MMF
4%
Managed
Care
3%

Note: Excess Other includes Public Entity

We take a highly collaborative and customized approach to underwriting. Our fully integrated and accountable underwriting methodology brings the specialized industry knowledge, business acumen and strong distribution relationships that we believe are required to profitably underwrite the complex lines of business on which we focus. Our underwriting teams all have deep underwriting and industry experience in the lines of business we write. We aim to offer craft solutions to our clients in a timely and consistent manner. We underwrite, structure and price quotes on a case-by-case basis while maintaining disciplined risk parameters including strict policy limits. We have developed and constantly evaluate our risk framework with significant input from our actuarial, claims, legal and finance functions. Similarly, we frequently hold “roundtable” discussions, which are a key part of our underwriting process, and depending on the risk, can occur at multiple levels across the company, often involving functions outside of underwriting teams, including actuarial, claims, legal and finance. Roundtables allow our underwriters to leverage appropriate expertise across the organization; our culture of collaboration and accountability means that underwriting decisions are not made in isolation, allowing us to deliver consistent underwriting decisions with input from multiple perspectives.
Casualty: Our Casualty division provides tailored solutions on a primary and excess basis through a wholesale-only distribution channel and consists of a team of experienced underwriters with nationwide capabilities who excel at handling complex risks. We specialize in GL coverage for risks in the construction, distribution, heavy manufacturing, real estate and hospitality segments and also consider underwriting risks in a broader range of industries. Within these industries, we seek to identify specific segments that play to our strengths and in which we believe we can generate profitable growth. For example, within construction, a $2.4 trillion industry in the U.S. as of December 31, 2023 according to the Bureau of Economic Analysis, we seek to participate in large, complex and engineered construction projects.

Product	Description	Distribution
Excess Projects	•Offers excess coverage to large commercial general contractors or developers on single commercial, residential and infrastructure projects	•E&S products distributed by wholesale brokers
Excess Practice	•Offers annually renewable excess coverage for GL, Product Liability and Auto Liability to middle market contractors (typically from $100 million to $1 billion in revenue) nationally	•E&S products distributed by wholesale brokers
Excess Other	•Offers annually renewable first excess, or higher excess, coverage to real estate, hospitality, public entity or manufacturing companies	•Primarily E&S products distributed by wholesale brokers
Primary Projects	•Offers wrap-up GL coverage to large general contractors and developers on single commercial and residential projects	•E&S products distributed by wholesale brokers
Primary Practice	•Offers annually renewable GL coverage to middle market (under $100 million in revenue) general contractors and subcontractors	•E&S products distributed by wholesale brokers
Primary Other	•Offers GL coverage to middle market (under $200 million in revenue) commercial and industrial manufacturers and distributors	•E&S products distributed by wholesale brokers

Professional Liability: Our Professional Liability division provides underwriting solutions on both an admitted and E&S basis for standard and nonstandard risks and writes for a broad variety of entities, including publicly traded and privately held FIs as well as not-for-profit organizations. We distribute this business through wholesale and retail channels. The Professional Liability market, in general, is highly competitive; however, we believe that there are specific sub-markets, including in FI, private D&O and E&O, that have attractive growth and return potential. Additionally, we selectively pursue exposures in small and middle market public D&O where we believe pricing remains favorable and view Cyber and Technology E&O as a significant growth opportunity where we are developing primary capabilities to target smaller accounts that we believe are experiencing less rate pressure compared with larger accounts.

Product	Description	Distribution
FI
•Offers suite of management liability products including D&O, E&O, EPL, Fiduciary, Fidelity and related lines to asset and investment management companies, banks and lenders, insurance companies and emerging FI companies including specialty niches
•Also offers primary coverage for specific FI segments, including investment management, on a manuscript basis
•Primarily admitted products mostly distributed by retail agents
Public D&O	•Offers primary and excess coverage to public companies of all sizes in a wide variety of sectors •Also offers Excess Fiduciary and EPL coverage	•Primarily admitted products mostly distributed by retail agents
Private D&O	•Offers D&O, EPL, Fiduciary and Crime coverage in a package policy with separate or shared limits to private and not-for-profit entities	•Primarily admitted products mostly distributed by retail agents
E&O (includes MPL and Lawyers)
•Offers Primary and Excess Miscellaneous E&O coverage to approximately 40 classes of businesses, including property managers, developers and construction management, associations, franchisors and consultants
•Also offers Excess Lawyers Professional Liability coverage to law firms up to 100 attorneys
•Primarily E&S products, mostly distributed by wholesale brokers
Cyber	•Offers Excess follow-form Cyber and Technology E&O Liability coverage to middle market and large corporate organizations	•E&S products mostly distributed by retail agents

Healthcare: Focusing exclusively on healthcare entities, our Healthcare division provides tailored solutions for nonstandard risks faced by healthcare organizations on both a primary and excess basis. We offer PL/GL, as well as Management Liability, across four major healthcare segments—hospitals, senior care providers, managed care organizations and miscellaneous medical facilities—through select wholesale and retail channels. Within Healthcare, we have seen rate increases for several years starting initially with Senior Care followed by Managed Care and more recently in the Hospitals segment. We believe these rate increases were the result of carriers restricting their underwriting appetite following increases in both the frequency and severity of claims caused both by inadequate pricing and outsized settlements and jury verdicts (sometimes referred to as “social inflation”). We aim to expand our Healthcare business meaningfully with sophisticated hospital buyers for which we believe we have differentiated underwriting expertise and claims handling capabilities, with large senior care facilities in a segment that continues to grow alongside population demographics, in the specialized Managed Care E&O marketplace where we believe we have limited competition and in other specialized markets within the healthcare sector where we anticipate profitable growth opportunities.

Product	Description	Distribution
Hospitals	•Offers excess Healthcare PL/GL coverage to hospitals on an insurance or facultative reinsurance basis	•E&S products distributed mostly by retail brokers
Senior Care
•Offers Healthcare PL/GL coverage to skilled care, assisted living, independent living and continuing care retirement community facilities
•Considers traditional structures as well as alternative solutions
•E&S products distributed by wholesale and retail brokers
Managed Care	•Offers Managed Care E&O coverage to various classes of managed care providers and payors	•E&S products distributed by wholesale and retail brokers
MMF	•Offers Healthcare PL/GL coverage to outpatient medical facilities •Considers traditional structures as well as alternative solutions	•E&S products mostly distributed by wholesale and retail brokers
HCML	•Offers primary and excess D&O, EPL, Fiduciary and Crime coverage to all classes listed above, including through a package policy with separate or shared limits	•Primarily admitted products distributed by wholesale and retail brokers
Although the products we underwrite do not directly cover physical damage, we offer liability coverage which may include liability resulting from physical damage. For example, we may provide a policy insuring a builder of a building and if a building built by the builder collapses, our policy may cover losses if the builder’s acts or omissions caused the collapse of the building, which could include liability for physical damages to individuals resulting from the collapse of the building or costs of repairs or rebuilding. However, we do not currently offer property coverage and thus do not currently provide coverage for direct physical damage. We offer small limits as part of our Senior Care business in the event a senior care facility must be shut down due to certain events which could include physical damage to the senior care facility.

The below chart reflects our gross written premiums by product type and distribution channel for the year ended December 31, 2023:
Because our clients often require highly customized solutions not available in the admitted market, our business is primarily written on an E&S basis. This approach allows us to maximize our policy flexibility and meet our policyholders’ unique needs all while delivering the differentiated level of service and execution for which we have developed a reputation.
We see an opportunity to underwrite an attractive range of risks in a sustainable and profitable manner and seek to employ underwriters with the technical expertise to structure terms and conditions and prudently manage risks across such lines of business. We execute this approach through thoughtful and careful risk selection and limit deployment while seeking to optimize our results. We aim to take advantage of a market that continues to grow as businesses and risks continue to evolve. We believe that our remote-friendly platform enables us to scale our capabilities nimbly within lines of business that we feel align with our expertise, goals and risk appetite. We believe that this approach is a key differentiator in positioning us to grow profitably across market cycles in each of our core competencies.
We are able to deliver mutually beneficial and bespoke solutions thanks to the deep, longstanding wholesale and retail distribution relationships that our underwriters have established. We go to market under the Bowhead brand, leveraging the strong reputation that we have quickly established within the broker community. We distribute our products through a network of wholesale and retail broker organizations utilizing different channels and relationships across our three underwriting divisions. In Casualty, we focus on partnering with wholesale distributors, whereas in Professional Liability and Healthcare, we work with a combination of wholesale and retail partners. We source our broker relationships based on quality of business and reputation and alignment of long-term objectives. We strive to maintain a core group of brokers that consider us to be their “first call.” We take a deliberate approach to building our broker network and actively evaluate new and existing broker relationships based on the opportunities we see and choose to pursue in the market.
We handle our claims in-house, which we believe to be a key competitive differentiator. Aligning with our underwriting focus on specific product lines, our claims management teams are highly specialized to ensure that they can apply their expertise in handling claims to each market we serve. As part of our collaborative approach, our claims teams frequently participate in underwriting discussions, both internally and with our distribution partners and policyholders. We believe maintaining full control of the claims-handling process allows us to meet our rigorous quality standards and manage our losses and LAE effectively, and ultimately leads to more profitable underwriting.

We have a remote-friendly operating model with most employees working remotely supplemented by targeted, in-person collaboration. We formed our company during COVID-19 mandated lockdowns, which initially required us to be 100% remote. Our management team built our company’s operating platform and developed its culture from the beginning to function nimbly in a hybrid environment. This approach has enabled us to recruit talented employees nationwide without regard for Bowhead-specific office locations. We use frequent video calls to collaborate throughout the day and hold a weekly company-wide call to align on short- and long-term goals. We encourage employees near our New York City and Chicago offices to work in the office on Wednesdays and use off-site meetings and conferences to get broader groups of employees together in person throughout the year. We believe our hybrid operating model is a competitive advantage in terms of attracting talent and maintaining our collaborative culture. Unlike other insurance companies that are trying to bring employees back to the office or learning to operate in a hybrid environment, our remote-friendly operating model is an innate part of our culture and a meaningful contributor to our success.
Our nimble business model enables us to leverage technology, data and analytics efficiently throughout each stage of the underwriting process. Our modern, cloud-based technology platform enables us to leverage technology that we have created in-house and by using leading third-party solutions. We have developed proprietary underwriting tools, BRATs, for the lines in which we write business, and which are further supplemented with customized third-party data. Our technology investments focus on development and integration of data, while our technology tools allow us to understand the underlying risks for each line of business, enabling us to provide rapid feedback to brokers on structure and price.
We believe in the profitability of the business we write, and consequently look to retain as much of that premium as possible while maintaining strict risk limits. We strategically purchase reinsurance through pro rata and excess of loss reinsurance agreements on a treaty or facultative basis with a goal of protecting our capital and minimizing volatility in our earnings from severity events. We focus on a diversified panel of high-quality reinsurance partners. As of December 31, 2023, 100.0% of our reinsurance recoverables were derived from reinsurers with an “A” (Excellent) financial strength rating from A.M. Best, or better.
Our Competitive Strengths
We believe that our competitive strengths include:
Focus on targeted, specialty P&C market segments with profitable growth opportunities. We primarily operate in the $83.3 billion U.S. commercial E&S market (for the year ended December 31, 2023) that has grown 20.9% annually since 2019. We carefully selected specific segments of this market, only entering markets in which we can profitably grow by leveraging our significant underwriting expertise or by acquiring talent with proven track records of generating underwriting profits. Our target markets have experienced meaningful dislocations and have outperformed the broader U.S. commercial E&S market in loss ratio by four points annually on average over the same five-year period. We believe that we have positioned ourselves as a leader within our sectors and believe our specialized, innovative and customized underwriting approach combined with our strong broker relationships will provide us with an enduring competitive advantage.
Disciplined approach to underwriting led by highly experienced teams with specialized expertise. Our underwriting team is led by industry veterans, who have each served as senior insurance executives, with more than 17 decades of combined industry experience. They bring specialized industry knowledge, strong distribution relationships and long track records of profitably underwriting the lines of business in which we specialize. We underwrite each risk individually, within prudently managed risk limits, to meet the unique demands of our policyholders. We focus on delivering accurate pricing, speed of execution and consistency to our clients across market cycles.
Fully integrated and accountable underwriting value chain. We maintain strict control across our underwriting value chain that is managed in-house and fully integrated across origination, structuring, data and analytics, actuarial, claims and legal. These functional teams are not siloed, but rather work in close coordination with our underwriters in order to provide flexible solutions to our customers quickly and profitably. Our organization is singularly focused on underwriting results.

Deep, long-term distribution relationships based on expertise, service and mutual benefit. Our management team and underwriters have built meaningful long-term relationships with the leading distributors in their respective lines and classes of business. We are selective in choosing our distribution partners and look for those that have technical expertise in our chosen lines and a shared commitment to excellent service. Further, we seek out situations where we have the ability to write a significant portion of a distribution partner’s business. We provide our brokers timely responses and feedback to submissions and mobilize resources across the organization to get the right deals done. As a result, we consistently receive high-quality business from our broker network. We believe our existing broker relationships and our approach to maintaining these relationships are key components to our long-term growth and success.
Highly collaborative and execution-oriented culture that spans across all functions working toward a common goal of underwriting profitability. Across our company, we collaborate at all levels and operational functions. We frequently hold roundtable discussions whereby key members of our team provide insights and perspectives to allow us to assess emerging opportunities quickly and holistically, all while establishing a common culture of excellence. We leverage technology and our flat organizational structure to mobilize our resources across the organization to execute on opportunities promptly.
Nimble and efficient platform with hybrid operating model and modern technology. We built our operating platform using the latest available technology on a remote-friendly basis. We believe our current hybrid operating model provides us with a significant competitive advantage to attract and retain the best industry talent from across the country to our organization and to deploy them locally to meet our clients’ unique needs. Our cloud-based modern technology systems allow us to run day-to-day operations efficiently and integrate new tools seamlessly. We developed our pricing and analytics tools purposefully in-house and we strategically leverage third-party technology partnerships where we deem them to be more efficient. We have none of the typical legacy systems issues that impact many of our competitors.
Strong balance sheet with a conservative investment portfolio and no reserves from accident years prior to 2020. We believe our strong balance sheet is a key advantage that enables us to grow our business while delivering strong financial performance. We maintain a conservative investment portfolio concentrated in liquid and highly rated fixed income securities. We entered the market toward the end of 2020 when insurance rates were starting to increase following multiple years of rate inadequacy. Since then, we have continued to experience a favorable pricing environment, while many of our competitors are dealing with the potential for adverse developments. We have built a robust reserving process and regularly review our estimates in consultation with independent advisors to benchmark against industry experience.
Experienced and entrepreneurial leadership team. We have assembled what we believe is a best-in-class team of leaders from across the P&C industry. Our team is comprised of highly experienced executives who have previously held leadership roles across underwriting, claims, actuarial, technology, legal and operations at leading insurance companies. We are led by our founder and Chief Executive Officer, Stephen Sills, who has over four decades of experience launching and leading businesses in the specialty P&C industry. Prior to Bowhead, Stephen founded two specialty insurance businesses that went public: Darwin Professional Underwriters Inc. (“Darwin”) and Executive Risk Inc. (“Executive Risk”). As the founder and Chief Executive Officer of those organizations, Stephen was responsible for achieving annualized stock price appreciation between their initial public offerings (“IPOs”) and sales to larger companies of 38.8% and 44.1%, respectively, as compared to 0.5% and 22.1% annualized returns of the S&P 500 during those same periods. Our Chief Underwriting Officer, David Newman, has over four decades of experience, including serving as Chief Underwriting Officer at Darwin, where he worked closely with Stephen Sills, and as the Chief Underwriting Officer at Allied World Assurance Company Holdings, Ltd (“Allied World”) in the North America and Global Markets division, following the acquisition of Darwin. Our leadership team, including Stephen, David and each of our three underwriting leads, has an average of more than 30 years of experience in their respective areas of expertise. In addition, our board of directors includes accomplished industry practitioners who bring decades of invaluable experience from prior roles at insurance and financial services companies.

Our Strategy
We believe that our approach to our business will allow us to achieve our goals of both growing our business and generating attractive returns for our stockholders. Our strategy involves:
Attract and retain best-in-class talent across the business. Our long-term success as an organization relies on hiring and retaining the right people to help us grow our business profitably. We seek to hire talented professionals nationwide with strong industry experience and technical expertise across our organization to help drive underwriting performance and operational efficiencies. We believe that our hybrid operating model and entrepreneurial, collaborative, execution-driven and customer-first culture have made us a company of choice for the best talent in the industry.
Profitably grow our existing lines of business. We are focused on generating an underwriting profit while growing our existing book of business sustainably. In 2023, our third full year of operations, we generated a 63.0% loss ratio and 95.0% combined ratio, while achieving a 42.2% year-over-year growth in gross written premiums. Our business lines are highly specialized and require deep industry knowledge and strong execution capabilities. As a result, we believe we are able to generate underwriting profitability by identifying market dislocations early and executing on these opportunities quickly. As the demand for specialized insurance solutions continues to rise, we expect to continue capitalizing on the broader market opportunity and expanding our market share to generate strong underwriting results.
Opportunistically and strategically expand into new products and markets. We actively evaluate new lines of business for capital deployment based on our established capabilities in the specialty P&C market. We believe we can leverage our distribution relationships and expertise in Casualty, Professional Liability and Healthcare to expand into adjacent lines and classes that share a similar underwriting framework. We also believe there is an attractive opportunity in the small and micro commercial lines segment, where we can generate new and profitable growth opportunities by leveraging our existing expertise and distribution relationships. We constantly monitor the broader market to evaluate opportunities to expand organically where we believe there is a match between our broader capabilities and our perception of attractive underlying market conditions and needs.
We are focused on generating long-term value for our stockholders, including through expanding into new products and markets. As part of this effort, in the second quarter of 2024 we expect to launch a new E&S division focused on small, niche, hard-to-place risks. We call this division “Baleen Specialty”, a streamlined, low touch “flow” underwriting operation that supplements the “craft” solutions divisions that we offer today. We will write this business on a 100% non-admitted basis and our initial product will be contractors’ general liability. We expect to have high submission volumes relative to the policies we will bind and are developing a tech-enabled process with low touch processing. We believe that we will be able to rapidly and accurately underwrite, quote and bind policies, allowing us to provide quick and accurate feedback to our wholesale broker partners. Similar to our existing business, we will maintain full underwriting authority and manage all of the claims in-house. We believe there is an attractive opportunity to underwrite profitable business within this market segment, and we believe our underwriting expertise and built for purpose technology platform will allow us to grow quickly and generate strong underwriting profitability.
Maintain our underwriting-first culture across market cycles. We strive to deliver consistent and strong underwriting results in all market cycles. We take a methodical approach to building our lines of business and our distribution network. We do not chase pricing trends; we aim to get ahead of them by identifying leading indicators at the micro level, forming our own view of risks and executing promptly when opportunities arise. We will only pursue lines of business that align with our expertise and expected underwriting profitability. We have developed tools and resources to enable quick and accurate decision-making and to monitor alignment between our underwriting framework and bottom-line results. We believe our continuous focus on underwriting excellence will allow us to generate profitable growth through all market cycles.
Leverage expertise, technology, data and analytics to drive underwriting performance. As we have established our platform, we have made significant investments in technology and will continue to do so to support our growth and operational efficiency. We leverage our BRATs to drive efficiency, accuracy and speed in our underwriting process. BRATs allow underwriters to streamline underwriting workflows and make pricing decisions that are based on a consistent view of risk informed by our own loss experience and broader industry level developments. We continue to introduce and integrate new tools into our internal system to allow our underwriters to process quotes more efficiently and perform day-to-day tasks in seamless coordination with other functions. Our goal as an organization is to build a technology stack that frees up our underwriters from performing highly repetitive, uniform tasks and allows them to apply judgment, creativity and critical thinking to form solutions that can be executed quickly. Our focus on developing technology, data and analytics to drive efficiency is central to our “underwriting-first” strategy.
Deliver attractive returns on capital to our stockholders. We intend to deliver attractive underwriting results, overall profitability and returns to our stockholders through underwriting expertise and disciplined risk management, supported by a conservative investment strategy, legacy free reserves and prudent approach to capital deployment. We aim to take advantage of our strong balance sheet to deploy capital prudently and profitably across market cycles. We believe that current market conditions present an attractive opportunity for growth and our underwriting-first approach will allow us to generate profitable and sustainable underwriting results over the long term.
Our Structure
We conduct our operations through BICI, an insurance company licensed and domiciled in the state of Wisconsin, BSUI, an MGA, and BUSI.
AFMIC, which, indirectly, owns approximately 29.3% of our Company, as of December 31, 2023, is also our strategic partner. We leverage AmFam’s legal entities, ratings and licenses through MGA Agreements with AmFam insurance company subsidiaries, Homesite Insurance Company, Homesite Insurance Company of Florida and Midvale Indemnity Company, and a Quota Share Agreement with AFMIC. Through the MGA Agreements, BSUI has delegated binding authority and underwrites premiums on behalf of the AmFam Issuing Carriers. Through the Quota Share Agreement, as of December 31, 2023, AmFam cedes 100.0% of this premium to BICI and receives a ceding fee of 2.0% on net premiums assumed. In essence, we originate business on the paper of AmFam through BSUI writing policies issued by AmFam under the name of AmFam and reinsure 100.0% of the insurance business we originate to BICI, since we do not currently have the ratings to write policies under our own name and on our own paper. AmFam also participates in our outward reinsurance program having negotiated terms in the same manner as our other reinsurance partners. Through these agreements, we also provide underwriting and claims handling services from BSUI to the AmFam Issuing Carriers. In connection with this offering, BICI will enter into an Amended and Restated Quota Share Agreement with AFMIC. For more information see “Certain Relationships and Related Party Transactions—Arrangements With AmFam and its Affiliates” for additional information on the MGA Agreements and Quota Share Agreement.
AmFam is the nation’s 12th largest P&C group by premiums with an “A” (Excellent) financial strength rating from A.M. Best, a financial size category XV and policyholder surplus of approximately $7.0 billion as of December 31, 2023. AmFam also maintains an S&P rating of “A-” and a Moody’s rating of “A1” as of December 31, 2023.
Our partnership with AmFam has enabled us to grow quickly but prudently, deploying capital on an efficient basis and adding employees when business and growth justified. This approach has allowed Bowhead to add team members deliberately, helping to ensure that we maintain our collaborative culture.

Our expected organizational structure immediately following the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock) is set forth below

100% Quota Share Agreement
AFMIC
29.0%
GPC Fund
67.6%
Minority Owners[1]
3.4%
Internal AmFam pooling arrangements
BIHL
IPO Investors[2]
%[3]
%
Issuing Carriers[4]
Bowhead Specialty Holdings Inc.
(IPO registrant)
100.0%
MGA Agreements
BSUI
BICI
BUSI

[1] Excludes the distribution of our common stock in exchange for Minority Owners' P shares as contemplated by the Reorganization Transactions. See "Principal Stockholders."

[2] The percentage help by IPO Investors will ratably reduce the ownership percentages for other stockholders.

[3] Assuming the underwriters exercise their options to purchase additional shares of our common stock in full, immediately following the completion of this offering, we could expect BIHL to own approximately % of our common stock and investors in our common stock in this offering as a group to own approximately % of our common stock.

Reorganization Transactions
As soon as practicable following the closing of this offering, subject to the receipt of all applicable insurance regulatory approvals, BIHL, our parent and an entity owned by our Pre-IPO Investors, will be liquidated and each Pre-IPO Investor will receive a number of shares of the Company’s common stock in accordance with the distribution provisions of the BIHL Amended and Restated Limited Partnership Agreement (the “BIHL LPA”), which is filed as an exhibit hereto (collectively, the “Reorganization Transactions”), as set forth below. The actual number of shares of the Company’s common stock distributed to the limited partners of BIHL will be governed by the distribution provisions of the BIHL LPA based on the fair market value of the common stock held by BIHL at the time of distribution, determined by reference to the average closing price of our common stock for the ten trading days preceding the date of determination. The distribution provisions of the BIHL LPA provide that holders of Class A Interests and Class P Interests, which will all be treated as vested upon dissolution of BIHL, will be entitled to distributions in the following priority:
•First, to the holders of outstanding Class A Interests on a pro rata basis, until such holders have received distributions equal to the contributions made by such holders, as adjusted pursuant to the BIHL LPA;
•Second, 6.67% to holders of outstanding vested Class P Interests and 93.33% to holders of outstanding Class A Interests on a pro rata basis, until such holders have received distributions equal to an 8.00% internal rate of return, as defined in BIHL LPA (the “Second Distribution);

•Third, (a) to holders of outstanding vested Class P Interests pro rata in proportion to the number of vested Class P Interests held by such holders, in an amount such that, when added to the amount distributed to such holders pursuant to the Second Distribution, would equal between 6.67% and 13.33% of the total amount distributed in the Second Distribution and the Third Distribution, and (b) to holders of outstanding Class A Interests, pro rata in proportion to the number of Class A Interests held by such holders, in an amount such that, when added to the amount distributed to such holders pursuant to the Second Distribution, would equal between 93.33% and 86.67% of the total amount distributed in the Second Distribution and Third Distribution, in the case of both (a) and (b), such percentage to be ratably calculated based on the ratable internal rate of return, as defined in the limited partnership agreement, between 8.00% and 15.00% that the holders of outstanding Class A Interests would have received if all prior distributions made were made to the holders of Class A Interests, until the aggregate distributions received by both classes equals a 15.00% internal rate of return, as defined in the BIHL LPA (the “Third Distribution”);
•Fourth, (a) to holders of outstanding vested Class P Interests (the “Third Distribution”), pro rata in proportion to the number of vested Class P Interests held by such holders, in an amount such that, when added to the amount distributed to such holders pursuant to the Second Distribution, would equal between 13.33% and 20.00% of the total amount distributed in the Second Distribution, the Third Distribution and the Fourth Distribution, and (b) to holders of outstanding Class A Interests, pro rata in proportion to the number of Class A Interests held by such holders, in an amount such that, when added to the amount distributed to such holders pursuant to the Second Distribution and Third Distribution, would equal between 93.33% and 86.67% of the total amount distributed in the Second Distribution, Third Distribution and the Fourth Distribution, in the case of both (a) and (b), such percentage to be ratably calculated based on the ratable internal rate of return, as defined in the limited partnership agreement, between 15.00% and 25.00% that the holders of outstanding Class A Interests would have received if all prior distributions made were made to the holders of Class A Interests, until the aggregate distributions received by both classes equals a 25.00% internal rate of return, as defined in the BIHL LPA (the “Fourth Distribution”); and
•Thereafter, 20.00% to the holders of outstanding vested Class P Interests and 80.00% to holders of outstanding Class A Interests on a pro rata basis, in each case, subject to certain adjustments set forth in the BIHL LPA.
Certain of our executive officers hold Class P Interests in BIHL. Based on an assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), if the dissolution of BIHL was consummated on the closing date of this offering, holders of Class P Interests would receive a total of          shares of our common stock, with an aggregate of          shares of common stock being received by our executive officers. A $1.00 increase in the assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would result in the holders of Class P Interests receiving a total of          shares of our common stock, with an aggregate of          shares of common stock being received by our executive officers. A $1.00 decrease in the assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would result in the holders of Class P Interests receiving a total of          shares of our common stock, with an aggregate of          shares of common stock being received by our executive officers.

Our expected organizational structure immediately following the completion of the Reorganization Transactions (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock and an initial public offering price of $          per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus)) is set forth below:

AFMIC
%
GPC Fund
%
Minority Owners
%
IPO Investors
%
100% Quota Share Agreement
Internal AmFam pooling arrangements
Issuing carriers[1]
Bowhead Specialty Holdings Inc.
(IPO registrant)
100.0%
MGA Agreements
BSUI
BICI
BUSI

Summary of Risk Factors
Investing in our common stock involves a high degree of risk. You should carefully consider all of the risks described in “Risk Factors” before deciding to invest in our common stock. If any of the risks actually occur, our business, results of operations, prospects and financial condition may be materially adversely affected. In such case, the trading price of our common stock may decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:
•our financial condition and results of operation could be materially adversely affected if we do not accurately assess our underwriting risk;
•competition for business in our industry, including from specialty insurance companies, standard insurance companies and MGAs, is intense;
•inability to maintain our strategic relationship with AmFam would materially adversely affect our business;
•a decline in AmFam’s financial strength rating or financial size category may adversely affect our financial condition and results of operations;
•because our business depends on insurance retail agents, brokers and wholesalers, we are exposed to certain risks arising out of our reliance on these distribution channels that could adversely affect our results;
•we rely on a select group of brokers, and such relationships may not continue;

•we may be unable to continue purchasing third-party reinsurance in amounts we desire on commercially acceptable terms or on terms that adequately protect us, and this inability may materially adversely affect our business, financial condition and results of operations;
•our losses and loss expense reserves may be inadequate to cover our actual losses, which could have a material adverse effect on our financial condition, results of operations and cash flows;
•we rely on third-party data, including in our BRATs, and inaccuracies in such data could adversely impact our ability to estimate losses and manage risks;
•unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies could have a material adverse effect on our financial condition and results of operations;
•our reinsurers may not reimburse us for claims on a timely basis, or at all, which may materially adversely affect our business, financial condition and results of operation;
•excessive risk taking could negatively affect our financial condition and business;
•adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our growth and profitability;
•performance of our investment portfolio is subject to a variety of investment risks, including market and credit risks, that may adversely affect our financial results;
•we are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines, suspensions, revoking licenses, orders to cease and desist operations and criminal prosecution, which may adversely affect our financial condition and results of operations;
•we could be adversely affected by the loss of one or more key personnel or by an inability to attract and retain qualified personnel;
•we could suffer security breaches, loss of data, cyberattacks and other information technology failures and are subject to laws and regulations concerning data privacy and security that are continually evolving;
•we may change our underwriting guidelines or our strategy without stockholder approval;
•our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations; and
•due to BIHL’s ownership interest, and after the completion of the Reorganization Transactions, due to GPC Fund’s anticipated ownership interest, we will be, and expect to remain after the completion of the Reorganization Transactions, a “controlled company” within the meaning of the rules of NYSE and, as a result, will qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, in this prospectus, we (i) have presented only two years of audited financial statements and (ii) have not included a compensation discussion and analysis of our executive compensation programs. In addition, for so long as we are an emerging growth company, among other exemptions, we will:
•not be required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act;
•be permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;
•not be required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation; or
•not be required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes.”
In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.
We will remain an “emerging growth company” until the earliest to occur of:
•the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more;
•the date on which we are deemed to be a large accelerated filer under the rules of the SEC, with at least $700.0 million of equity securities held by non-affiliates;
•the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and
•the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering.
Corporate Information
Bowhead Specialty Holdings Inc. was incorporated in Delaware in May 2021. Our principal offices are located at 1411 Broadway, Suite 3800, New York, NY 10018. Our telephone number is (212) 970-0269. We maintain a website at www.bowheadspecialty.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

The Offering

Issuer	Bowhead Specialty Holdings Inc.

Common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Option to purchase additional shares of our common stock	We have granted the underwriters the option, for a period of 30 days from the date of this prospectus, to purchase up to additional shares of our common stock from us at the initial public offering price less underwriting discounts and commissions.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Use of proceeds
We estimate the net proceeds from the sale of shares by us in this offering will be approximately $          million (or approximately $          million if the underwriters exercise their option to purchase additional shares of common stock in full), based on an assumed initial public offering price of $          per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets for us and our stockholders. We intend to use at least $          million of the net proceeds to us from this offering to make capital contributions to our insurance company subsidiary in order to grow our business and the remainder for general corporate purposes. See “Use of Proceeds.”

Dividend policy
We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any determination to declare and pay dividends on our common stock in the future will be at the discretion of our board of directors. Our board of directors may take into account a variety of factors when determining whether to declare any dividends, including (i) our financial condition, results of operations, liquidity and capital requirements, (ii) general business conditions, (iii) legal, tax and regulatory limitations, (iv) contractual prohibitions and other restrictions, (v) the effect of any dividends on our financial strength or other ratings and (vi) any other factors that our board of directors considers relevant.

As a holding company without significant operations of our own, the principal sources of our funds are dividends and other payments from our subsidiaries. The ability of our insurance subsidiaries to pay dividends to us is subject to limits under insurance laws of the state or jurisdiction in which our insurance subsidiary is domiciled. In addition, the consent orders we entered into with the Wisconsin OCI may directly or indirectly affect our ability to declare and pay or the amount of dividends.

Controlled Company
After the completion of this offering, BIHL will own approximately          % of our outstanding common stock (or          % if the underwriters exercise their option to purchase additional shares of common stock in full). As a result, we will be a “controlled company” within the meaning of the rules of NYSE. See “Management—Controlled Company Status.”

Voting
Each share of our common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.
In connection with the consummation of this offering, we will enter into a board designee agreement with GPC Fund (the “Board Designee Agreement”) and an investor matters agreement with AFMIC (the “Investor Matters Agreement”) that will grant GPC Fund and AFMIC respectively the right to nominate individuals to our board of directors upon completion of the Reorganization Transactions provided certain ownership requirements are met. See “Certain Relationships and Related Party Transactions.”

Registration Rights Agreement
In connection with the consummation of this offering, we intend to enter into a registration rights agreement (the “Registration Rights Agreement”) with certain of our Pre-IPO Investors, which will provide customary demand and piggyback registration rights upon completion of the Reorganization Transactions. See “Description of Capital Stock.”

Risk factors	You should read the “Risk Factors” section beginning on page 22 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed trading symbol	“BOW”

Directed share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to     % of the shares offered by this prospectus, excluding the additional shares that the underwriters have a 30-day option to purchase, for sale to certain of our employees, certain of our directors and certain other parties. Shares purchased by our directors and officers will be subject to the 180-day lock-up restriction described in the section of this prospectus titled “Underwriting.” The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Morgan Stanley & Co. LLC will administer our directed share program. See “Underwriting—Directed Share Program.”

The number of shares of common stock that will be outstanding immediately after this offering is based on     shares of our common stock outstanding immediately prior to the completion of this offering and excludes:
•     shares of common stock reserved for future issuance, including options to purchase shares of common stock, restricted stock and restricted stock unit awards representing an aggregate amount of          shares of common stock, under the 2024 Plan, which we expect will become effective once the registration statement of which this prospectus forms a part is declared effective; and
•     shares of common stock issuable upon the exercise of the Common Stock Purchase Warrant.
Unless otherwise indicated, the information presented in this prospectus:
•assumes that the initial public offering price of the common stock will be $          per share (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus);

•assumes a        -for-1 split of each outstanding share of our common stock, the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, in each case, in connection with the consummation of this offering; and
•assumes no exercise of the option granted to the underwriters to purchase additional shares of common stock.

Summary Consolidated Financial and Other Data
Set forth below is our summary consolidated financial and other data as of the dates and for the periods indicated. The summary consolidated statements of income data for the years ended December 31, 2023 and 2022, and the consolidated balance sheet data as of December 31, 2023 and 2022, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The results of operations for any period are not necessarily indicative of the results to be expected for any future period. You should read the following summary consolidated financial and other data below together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Years Ended December 31,
	2023	2022
	($ in thousands)
Consolidated Statements of Income Data:
Revenues
Gross written premiums	$507,688	$356,948
Ceded written premiums	(173,016)	(111,834)
Net written premiums	334,672	245,114
Net earned premiums	263,902	182,863
Net investment income	19,371	4,725
Other insurance-related income	125	14
Total revenues	283,398	187,602

Expenses
Net losses and loss adjustment expenses	166,282	111,761
Net acquisition costs	20,935	15,194
Operating expenses	63,456	45,986
Non-operating expenses	630	—
Foreign exchange (gains) losses	(20)	—
Total expenses	251,283	172,941

Income before income taxes	32,115	14,661
Income tax expense	(7,068)	(3,405)
Net income	$25,047	$11,256

Key Operating and Financial Metrics:
Underwriting income(1)	$14,035	$9,922
Adjusted net income(1)	26,152	11,256
Loss ratio	63.0%	61.1%
Expense ratio	32.0%	33.5%
Combined ratio	95.0%	94.6%
Return on equity	18.2%	13.1%
Adjusted return on equity(1)	19.0%	13.1%
__________________
(1)Non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of such measures to their most directly comparable U.S. GAAP financial measure.

	As of December 31,
	2023	2022
	($ in thousands)
Balance Sheet Data:
Total investments	$563,448	$282,923
Cash and cash equivalents	118,070	64,659
Restricted cash and cash equivalents	1,698	15,992
Premium balances receivable	38,817	29,487
Reinsurance recoverable	139,389	63,531
Prepaid reinsurance premiums	116,732	74,541
Total assets	1,027,859	565,207
Reserve for losses and loss adjustment expenses	431,186	207,051
Unearned premiums	344,704	231,743
Reinsurance balances payable	40,440	23,687
Total liabilities	835,782	481,833
Total stockholders’ equity	192,077	83,374

A LETTER FROM OUR FOUNDER AND CHIEF EXECUTIVE OFFICER
The first thing people ask when I tell them about the organization we built is, “What’s a bowhead?”
Bowhead whales are the longest living mammals on earth. Able to live upwards of 200 years, most bowhead whales swimming today have been around for every hard and soft insurance market that any human can remember.
We are about three and a half years into the creation of an underwriting organization that is being built for the long-term like our namesake.
We’ve assembled the best team of underwriters I’ve seen in my 40+ years of experience. We’ve crafted products that the market sorely needs. We’re investing in technology that will allow us to scale substantially from where we are today. We treat our coworkers and brokers with the utmost respect and care – these are investments that last decades.
Everything we do is focused on building a best-in-class organization to last forever. And yes, it has been suggested to me, that like the bowhead whale, some of our founding team have their fair share of grey-hair and are rather tenured in this industry. We embrace these comments and energetically leverage our decades of experience as we build Bowhead for the long term.
We founded Bowhead in the midst of the pandemic. We didn’t have a physical office for the first year of existence, in part because it wasn’t allowed by the health authorities! Starting as a remote-friendly organization taught us to be scrappy and allowed us to collaborate with the best minds in the industry, regardless of physical location. The Roman philosopher Seneca once said, “Luck is what happens when preparation meets opportunity.” In insurance, I hate to rely on luck. But as someone who has already founded two publicly traded companies in the specialty lines insurance space, I’ve been preparing for this opportunity for my whole life and have never seen a better time to bring this group of people together and build a best-in-class underwriting organization that will last generations.
I hope you enjoy reading this document and will join us as we take our company to the next level.
Regards,
/s/ Stephen

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Forward-Looking Statements.”
Risks Related to Our Business and Industry
Our financial condition and results of operations could be materially adversely affected if we do not accurately assess our underwriting risk.
Our underwriting success depends on our ability to accurately assess the risks associated with the business we write and retain. We rely on the experience of our underwriting staff in assessing those risks. If we misunderstand the nature or extent of the risks, we may fail to establish appropriate premium rates or terms and conditions which could adversely affect our financial results. In addition, our employees, including members of management and underwriters, make decisions and choices in the ordinary course of business that involve exposing us to risk.
Competition for business in our industry is intense.
We face competition from other specialty insurance companies, standard insurance companies, MGAs and in some instances, decisions by potential insureds to self-insure if premiums are too high. Competition in the insurance industry is based on many factors, including price of coverage, general reputation and perceived financial strength of the company, relationships with distribution partners, terms and conditions of products offered, ratings assigned by independent rating agencies, speed of claims payment and reputation and the experience and reputation of the members of our underwriting team in the particular lines of insurance we seek to underwrite. In recent years, the insurance industry has undergone some consolidation, which may further increase competition. The cost, capital and insurance synergies and combined underwriting leverage resulting from consolidation may mean a larger global insurer is able to compete more effectively and also may be more attractive than us to brokers and agents looking to place business. Larger insurers also may have lower operating costs and an ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more competitively. If such competitive pressures reduce rates or negatively affect terms and conditions considerably, we may reduce our future underwriting activities in those lines thus resulting in reduced premiums and a potential reduction in expected earnings. Competitors may also have a longer operating history and more market recognition than we do in certain lines of business.
A number of new, proposed or potential industry or legislative developments could further increase competition in our industry. Additionally, the possibility of federal regulatory reform of the insurance industry could increase competition from standard carriers.
We may not be able to continue to compete successfully in the insurance markets. Increased competition in these markets could result in a change in the supply and demand for insurance and affect our ability to price our products at risk-adequate rates, retain existing business or underwrite new business on favorable terms. If increased competition limits our ability to transact business, our operating results could be adversely affected.
Inability to maintain our strategic relationship with AmFam would materially adversely affect our business.
Following this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock), AFMIC will effectively own approximately a            % indirect interest in us through its ownership interest in BIHL (or          % if the underwriters exercise their option to purchase additional shares of common stock in full). We leverage AmFam’s legal entities, ratings and licenses through our MGA Agreements with the AmFam Issuing Carriers and a Quota Share Agreement with AFMIC. Through our MGA Agreements, BSUI underwrites premiums on behalf of the AmFam Issuing Carriers. Through the Quota Share Agreement, as of December 31, 2023, AmFam cedes 100.0% of this risk, along with the premiums to BICI and receives a ceding fee that is 2.0% on net premiums assumed. Separately, another AmFam subsidiary also negotiates reinsurance terms for its participation in our outward reinsurance program. Through our MGA Agreements, we also provide underwriting and claims handling services from BSUI to the AmFam Issuing Carriers. In essence, we originate business on the paper of AmFam through BSUI writing policies issued by AmFam under the name of AmFam and reinsure 100.0% of the insurance business we originate to BICI, since we do not currently have the ratings to write policies under our own name and on our own paper. As a result, we rely on our strategic partnership with AmFam and any inability to maintain our strategic relationship with AmFam would materially adversely affect our business. These contractual arrangements may terminate or be terminated under certain circumstances and there can be no assurance that this strategic relationship will continue in the future, including on the same or similar terms, and if not, that we would be able to find a suitable replacement or another strategic partnership on favorable terms if at all. In the event that the MGA Agreements were terminated and we were not able to find another carrier with similar financial strength ratings with which we could partner, our ability to write new and renewal business would be significantly impacted as the amount of business we could write directly on BICI paper without BICI having its own stand alone financial strength rating from A.M. Best would be de minimis. See “Certain Relationships and Related Party Transactions—Arrangements With AmFam and its Affiliates” for additional information on the MGA Agreements and Quota Share Agreement. See also “—We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.”
A decline in AmFam’s financial strength rating or financial size category may adversely affect our financial condition and results of operations.
Participants in the insurance industry use ratings from independent ratings agencies, such as A.M. Best, as an important means of assessing the financial strength and quality of insurers. In setting its ratings, A.M. Best performs quantitative and qualitative analyses of a company’s balance sheet strength, operating performance and business profile. A.M. Best financial strength ratings range from “A++” (Superior) to “F” for insurance companies that have been publicly placed in liquidation.
We do not currently have a standalone A.M. Best rating for BICI. However, our strategic partner, AmFam and the AmFam Issuing Carriers, have an “A” (Excellent) financial strength rating and a XV financial size category from A.M. Best as of December 31, 2023. A downgrade or withdrawal of AmFam’s financial strength rating or reduction in its financial size category could result in any of the following consequences, among others:
•causing current and future distribution partners and insureds to choose other competitors; or
•severely limiting or preventing the writing of new and renewal insurance contracts.
A.M. Best’s analysis includes comparisons to peers and industry standards as well as assessments of operating plans, philosophy and management. A.M. Best periodically reviews AmFam’s financial strength rating and may revise it upward or downward at its discretion based primarily on its analyses of AmFam’s balance sheet strength, operating performance and business profile.
In addition, in view of the earnings and capital pressures experienced by many financial institutions, including insurance companies, it is possible that rating organizations will heighten the level of scrutiny that they apply to such institutions, increase the frequency and scope of their credit reviews, request additional information from the companies that they rate, or increase the capital and other requirements employed in the rating organizations’ models for maintenance of certain ratings levels.
We anticipate that we will continue to leverage our strategic relationship with AmFam for lines of business that require an “A” financial strength rating from A.M. Best and any downgrade or withdrawal of AmFam’s rating could have a material adverse effect on our business. A.M. Best assigns ratings that are intended to provide an independent opinion of an insurance company’s ability to meet its obligations to policyholders and is not an evaluation directed to investors and is not a recommendation to buy, sell or hold stock or any other securities an insurance group may issue.

Because our business depends on insurance retail agents, brokers and wholesalers, we are exposed to certain risks arising out of our reliance on these distribution channels that could adversely affect our results.
Substantially all of our products are ultimately distributed through independent retail agents and brokers who have the principal relationships with policyholders. Retail agents and brokers generally own the “renewal rights,” and thus our business model depends on our relationships with, and the success of, the retail agents and brokers with whom we do business. Further, we also depend on the relationships our wholesalers maintain with the agents and brokers from whom they source their business.
Our relationship with our retail agents, brokers and wholesalers may be discontinued at any time, subject to the terms of the respective producer agreements and applicable regulatory requirements. Even if the relationships do continue, they may not be on terms that are profitable for us. For example, as insurance distribution firms continue to consolidate, their ability to influence commission rates may increase as may the concentration of business we have with a particular broker. Consolidation of distributors may also increase the likelihood that distributors will try to renegotiate the terms of existing selling agreements to terms less favorable to us. Further, certain premiums from policyholders, where the business is produced by brokers, are collected directly by the brokers and remitted to us. In certain jurisdictions, when the insured pays its policy premiums to its broker for payment on behalf of our insurance company subsidiary, the premiums may be considered to have been paid under applicable insurance laws and regulations. Accordingly, the insured would no longer be liable to us for those amounts, whether or not we have actually received the premium from that broker. Consequently, we assume a degree of credit risk associated with the brokers with which we work. Although the failure by any of our brokers to remit premiums to us has not been material to date, there may be instances where our brokers collect premiums but do not remit them to us and we may be required under applicable law to provide the coverage set forth in the policy despite the related premiums not being paid to us. Similarly, if we are limited in our ability to cancel policies for non-payment, our underwriting profits may decline and our financial condition and results of operations could be materially and adversely affected. Also, if insurance distribution firm consolidation continues at its current pace or increases in the future, our sales channels could be materially affected in a number of ways, including loss of market access or market share in certain geographic areas. Specifically, we could be negatively affected due to loss of talent as the people most knowledgeable about our products and with whom we have developed strong working relationships exit the business following an acquisition or increases in our commission costs as larger distributors acquire more negotiating leverage over fees. Any such disruption that materially affects our sales channel could have a negative impact on our financial condition and results of operations.
We periodically review the agencies, brokers and wholesalers with whom we do business to identify those that do not meet our profitability standards, are not aligned with our business objectives or do not comply with applicable laws and regulations. Following these periodic reviews, we may restrict such distributors’ access to certain types of products or terminate our relationship with them, subject to applicable contractual and regulatory requirements that limit our ability to terminate agents or require us to renew policies. Even through the utilization of these measures, we may not achieve the desired results.
Because we rely on these distributors as our sales channel and for some additional services that we receive from these distributors, any deterioration in the relationships with our distributors or failure to provide competitive compensation could lead our distributors to place more premium with other carriers and less premium with us. In addition, we could be adversely affected if the distributors with which we do business exceed their granted authority, fail to transfer collected premium to us, breach the obligations that they owe to us or fail to perform such additional services. Although we routinely monitor our distribution relationships, such actions could expose us to liability.
As the speed of digitization accelerates, we are subject to risks associated with both our distributors and their ability to keep pace. In an increasingly digital world, distributors who cannot provide a digital or technology-driven experience risk losing customers who demand such an experience, and such customers may choose to do business with more technology-driven distributors.

We rely on a select group of brokers, and such relationships may not continue.
We distribute the majority of our products through a select group of brokers. For the year ended December 31, 2023, 65.9%, or $334.8 million, of our gross written premiums were distributed through four of our approximately 51 brokers.
Our relationship with any of these brokers may be discontinued at any time, subject to the terms of the respective producer agreements and applicable regulatory requirements. Even if the relationships do continue, they may not be on terms that are profitable for us. Consolidation could impact relationships with, and fees paid to, some agents and brokers. If brokers merge with or acquire each other, there could be a resulting failure or inability of brokers to market our products successfully or the loss of a substantial portion of the business sourced by one or more of our key brokers. The termination of a relationship with one or more significant brokers could result in lower gross written premiums and could have a material adverse effect on our results of operations or business prospects.
We may be unable to continue purchasing third-party reinsurance in amounts we desire on commercially acceptable terms or on terms that adequately protect us, and this inability may materially adversely affect our business, financial condition and results of operations.
We strategically purchase reinsurance from third parties which enhances our business by protecting capital from severity events (either large single event losses or catastrophes) and reducing volatility in our earnings. Reinsurance involves transferring, or ceding, a portion of our risk exposure on policies that we write to another insurer, the reinsurer, in exchange for a cost. If we are unable to renew our expiring contracts, enter into new reinsurance arrangements on acceptable terms or expand our coverage, our loss exposure could increase, which would increase our potential losses related to loss events. If one of our reinsurers changes its strategic plan and is no longer actively writing new business on a going forward basis, it may become more difficult to obtain new reinsurance arrangements on favorable terms. If we are unwilling to bear an increase in loss exposure, we may need to reduce the level of our underwriting commitments, which could materially adversely affect our business, financial condition and results of operations.
There are situations in which reinsurers may exclude certain coverages from, or alter terms in, the reinsurance contracts we enter into with them. As a result, we, like other insurance companies, could write insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose us to greater risk and greater potential losses.
We may also write risks that do not fall within the coverage provided by our reinsurance contracts, or we may purchase types of reinsurance that inadequately cover our risks, and in such an event, we may be exposed to greater risk and greater potential losses.
Our losses and loss expense reserves may be inadequate to cover our actual losses, which could have a material adverse effect on our financial condition, results of operations and cash flows.
Our success depends on our ability to assess the risks related to the businesses and people that we insure accurately. We establish losses and loss adjustment expense reserves for the best estimate of the ultimate payment of all claims that have been incurred, or could be incurred in the future, and the related costs of adjusting those claims, as of the date of our financial statements. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what we expect the ultimate settlement and administration of claims will cost us based on information available at that time, and our ultimate liability may be greater or less than our estimate.
As part of the reserving process, we use similar processes for assessing the risks related to our business written on an admitted basis and on a non-admitted basis and thus this is generally not a variable that effects our estimates. In each case, we both review our historical data, which is limited given our short operating history, and industry data that is available to us from actuarial consultants and other publicly available sources, as well as consider the impact of such factors as:
•claims inflation, which is the sustained increase in cost of raw materials, labor, medical services and other components of claims cost;

•claims development patterns by line of business, as well as frequency and severity trends;
•pricing for our products;
•legislative activity;
•social and economic patterns; and
•litigation, judicial and regulatory trends.
These variables are affected by both internal and external events that could increase our exposure to losses, and we continually monitor our loss reserves using new information on reported claims and a variety of statistical techniques and modeling simulations. Most or all of these factors are not directly quantifiable, particularly on a prospective basis. It is possible that we may make underwriting decisions based on incorrect or incomplete information. If inadequate or inaccurate information is provided to us, we may misunderstand the nature or extent of the activities or facilities and the corresponding extent of the risks that we insure. Further, this process assumes that past experience, adjusted for the effects of current developments, anticipated trends and market conditions, is an appropriate basis for predicting future events. There is, however, no precise method for evaluating the impact of any specific factor on the adequacy of loss reserves and actual results may deviate, perhaps substantially, from our reserve estimates. For instance, the following uncertainties may have an impact on the adequacy of our reserves:
•When a claim is received, it may take considerable time to appreciate fully the extent of the covered loss suffered by the insured and, consequently, estimates of loss associated with specific claims can increase over time. Consequently, estimates of loss associated with specified claims can change as new information emerges, which could cause the reserves for the claim to become inadequate.
•New theories of liability are enforced retroactively from time to time by courts. See also “—Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies could have a material adverse effect on our financial condition and results of operations.”
•Volatility in the financial markets, economic events and other external factors may result in an increase in the number of claims and/or severity of the claims reported. In addition, elevated inflationary conditions, among other things, cause loss costs to increase. See also “—Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our growth and profitability.”
•If claims were to become more frequent, even if we had no liability for those claims, the cost of evaluating such potential claims could escalate beyond the amount of the loss adjustment expense reserves we have established. As we enter into new lines of business, or as a result of new theories of claims, we may encounter an increase in claims frequency and greater claims handling costs than we had anticipated.
If any of our reserves should prove to be inadequate, we will be required to increase our reserves resulting in a reduction in our net income and total stockholders’ equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on our future earnings and liquidity.
Given the inherent uncertainty of risk assessment and underwriting tools and algorithms, the usefulness of such tools to evaluate risk is subject to a high degree of uncertainty that could result in actual losses that are materially different than our estimates. A deviation from our loss estimates may adversely impact, perhaps significantly, our financial results.
Our approach to risk management relies on subjective variables that entail significant uncertainties. In addition, we rely on historical data and scenarios in managing risks in our investment portfolio. The estimates, tools, data and algorithms that we use to estimate losses and manage risks may not produce accurate predictions and consequently, we could incur losses both in the risks we underwrite and to the value of our investment portfolio.

We use proprietary underwriting tools, which we refer to as BRATs, for the lines in which we write business, which are further supplemented with customized third-party data. Our key business leaders leverage their respective BRATs to evaluate submissions and, over time, have built line of business-specific capabilities, capturing exposures and drivers of the losses that are relevant to each submission. Each of our three underwriting divisions has its own unique set of BRATs. Each BRAT stores data in our core operating system for each submission, regardless of whether we ultimately write the account. The Professional Liability BRAT data is supplemented by third-party vendor data integrated directly into its algorithms. We use these BRATs across departments during our underwriting process to evaluate each risk. However, given the inherent uncertainty of underwriting tools and algorithms and the application of such techniques, these tools, algorithms and databases may not accurately address a variety of matters which may impact certain of our coverages.
Small changes in assumptions, which depend heavily on our judgment and foresight, can have a significant impact on the outputs of BRATs and other tools we use. These assumptions address a number of factors that impact loss potential; and these factors vary considerably across lines of business and specific BRATs. Examples include, but are not limited to: business class, industry classifications or areas of practice or operations; company financial condition; stock price volatility; insured investment strategies; company policies and procedures; distribution and volatility of expected claim amounts; future trends in claim severity and frequency; expected development of historical paid and reported claims; and regulatory and judicial environment associated with insured location or venue. Furthermore, there are risks which are either poorly represented or not represented at all by our BRATs or other tools and algorithms. These uncertainties can include, but are not limited to, the following:
•the tools do not address all the possible hazard characteristics;
•the tools may not accurately represent loss potential to insurance or reinsurance contract coverage limits, terms and conditions; and
•the tools may not accurately reflect economic, financial, judicial, political, or regulatory impact on insurance claim payments.
The outputs from the BRATs and other tools we use, together with other qualitative and quantitative assessments, are used in our underwriting process to evaluate risk. Our methodology for estimating losses may differ from methods used by other companies and external parties given the various assumptions and judgments required.
As a result of these factors and contingencies, our reliance on assumptions, tools and data we use is subject to a high degree of uncertainty that could result in actual losses that are materially different from our estimates and our financial results could be adversely affected.
We rely on third-party data, and inaccuracies in such data could adversely impact our ability to estimate losses and manage risks.
Due to our limited operating history, we have generated limited amounts of our own data and instead must rely on data from third parties. We use data from third parties in our BRATs and other underwriting tools as part of our underwriting process to evaluate risks and estimate losses. We rely on these third parties to ensure that the data they provide is accurate. Inaccurate data could affect our ability to effectively estimate losses, resulting in actual losses that are materially different from our estimates, which could have an adverse impact on our business, financial condition and results of operations.
Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies could have a material adverse effect on our financial condition and results of operations.
Loss limitations or exclusions in our policies may not be enforceable in the manner we intend. Changes in legal, judicial, social and other external conditions beyond our control can cause unexpected and unintended issues related to claims and coverage. For example, there may be policy provisions for which no judicial precedent interpreting the policy language exists. For matters of first impression, judicial interpretations can vary widely depending on jurisdictional and judicial factors, and often take several years to work through subsequent appellate channels to reach final judgment on the interpretation of such language. Additionally, it is possible that legislative or regulatory bodies may target a specific exclusion or limitation of coverage rendering the provision unenforceable or to be interpreted in a manner inconsistent with the intent of the insurer. In addition, court decisions could read policy exclusions narrowly so as to expand coverage, thereby requiring insurers to create and write new exclusions. For example, a January 2022 ruling from a court in New Jersey, which was upheld by the appellate court, denied the applicability of war exclusions with respect to nation-state-led cyber attacks and permitted a large global healthcare company to recover under certain of its insurance policies for a ransomware attack. Such actions could result in higher than anticipated losses and loss adjustment expenses, which could have a material adverse effect on our financial condition and results of operations.
These issues may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the frequency or severity of claims. In some instances, these changes may not become apparent until some time after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.
Outward reinsurance is a key part of our strategy, subjecting us to the credit risk of our reinsurers and may not be available, affordable or adequate to protect against losses.
Outward reinsurance is a key part of our strategy, and our outward reinsurance protection may not be sufficient for all eventualities, which could expose us to greater risk and greater potential loss, which could in turn have a material adverse effect on our business, financial condition, results of operations and prospects. In particular, if a number of large losses occur in any one year, there is a chance that we could exhaust our outward reinsurance. In this event, it is not certain that further reinsurance coverage would be available on acceptable terms, or at all, for the remainder of that year or for future years which could materially increase the risks and losses we retain.
Collectability of reinsurance depends on the solvency of reinsurers and their willingness to make payments under the terms of reinsurance agreements. In particular, we can be exposed to non-coterminous wording risk under such agreements, including interpretations by our reinsurers that they may withhold payment for losses. As such, the terms and conditions of the reinsurance purchased by us may not provide precise coverage for the losses we incur on the underlying insurance or reinsurance which we have sold. While all of our reinsurers are currently are highly rated, their ratings could be downgraded in the future. Finally, a material deterioration in the capital levels of our reinsurance counterparties may reduce the amount of statutory capital relief provided by our reinsurance arrangements, which could result in our failure to meet our own statutory capital requirements. A reinsurer’s insolvency or inability or unwillingness to make payments under the terms of a reinsurance arrangement could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our reinsurers may not reimburse us for claims on a timely basis, or at all, which may materially adversely affect our business, financial condition and results of operations.
The reinsurance contracts into which we enter to help manage our risks require us to pay premiums to the reinsurance carriers who will in turn reimburse us for a portion of covered policy claims. In many cases, a reinsurer will be called upon to reimburse us for policy claims many years after we paid insurance premiums to the insurer. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the ceding insurer) of our primary liability to our policyholders. Our current reinsurance program is designed to limit our financial risk. However, our reinsurers may not pay claims we incur on a timely basis, or they may not pay some or all of these claims. For example, reinsurers may default in their financial obligations to us as the result of insolvency, lack of liquidity, operational failure, political and/or regulatory prohibitions, fraud, asserted defenses based on agreement wordings or the principle of utmost good faith, asserted deficiencies in the documentation of agreements, or other reasons. In addition, if reinsurers consolidate, such reinsurers’ willingness to pay claims in the same timely manner as prior to such consolidation may change. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly and uncertain of success. These risks could cause us to incur increased net losses, and, therefore, adversely affect our financial condition. As of December 31, 2023, we had $139.4 million of aggregate reinsurance recoverables; 100% of these reinsurance recoverables were derived from reinsurers currently with an “A” (Excellent) financial strength rating from A.M. Best, or better.

We may act based on inaccurate or incomplete information regarding the accounts we underwrite.
We rely on information provided by insureds or their representatives when underwriting insurance policies. While we may make inquiries to validate or supplement the information provided, we may make underwriting decisions based on incorrect or incomplete information. It is possible that we will misunderstand the nature or extent of the activities or facilities and the corresponding extent of the risks that we insure because of our reliance on inadequate or inaccurate information.
Our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations and prospects.
We must accurately and timely evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately and timely, including the training and experience of our claims representatives, the effectiveness of our management, and our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to pay claims accurately and timely could lead to regulatory and administrative actions or material litigation, including bad faith claims, undermine our reputation in the marketplace and materially and adversely affect our business, financial condition, results of operations and prospects.
Excessive risk taking could negatively affect our financial condition and business.
As an insurance enterprise, we are in the business of binding certain risks. The employees who conduct our business, including executive officers and other members of management, underwriters and other employees, do so in part by making decisions and choices that involve exposing us to risk. These include decisions, such as setting underwriting guidelines and standards, product design and pricing, determining which business opportunities to pursue and other decisions. We endeavor, in the design and implementation of our compensation programs and practices, to avoid giving our employees incentives to take excessive risks. Employees may, however, take such risks regardless of the structure of our compensation programs and practices. Similarly, although we employ controls and procedures designed to monitor employees’ business decisions and prevent them from taking excessive risks, these controls and procedures may not be effective. If our employees take excessive risks, the impact of those risks could have a material adverse effect on our financial condition, results of operations and business.
In addition, while we generally do not delegate underwriting and binding authority, we do distribute an insurance product through a program administrator in connection with a risk purchasing group to whom we have issued a master policy. See “Business—Marketing and Distribution” for additional information. While this program administrator is contractually obligated to follow our underwriting guidelines, it can issue individual certificates of insurance to policyholders without receiving our approval for each individual risk. If this program administrator takes excessive risks and fails to comply with our underwriting guidelines and the terms of its appointment, we could be bound on a particular risk or number of risks that were not anticipated when we developed the insurance product or estimated our potential losses and loss adjustment expenses. Such actions and excessive risk taking by the program administrator could adversely affect our results of operations.
If actual renewals of our existing contracts do not meet expectations, our gross written premiums in future years and our future results of operations could be materially adversely affected.
In our financial forecasting process, we make assumptions about the rates of renewal of our existing contracts. The insurance and reinsurance industries have historically been cyclical businesses with intense competition, often based on price. If actual renewals do not meet expectations or if we choose not to write renewals because of pricing conditions or terms, our gross written premiums in future years and our future operations could be materially adversely affected.
Cyber threats are an evolving risk area affecting not only the specific cyber insurance market but also the liability coverage we provide which may adversely affect us.
We have introduced processes to manage our potential liabilities as a result of specific cyber coverage and other coverage we provide to our policyholders. However, given that cyber is an area where the threat landscape is uncertain and continuing to evolve, there is a risk that increases in the frequency and effectiveness of cyberattacks on our policyholders could adversely affect (possibly to a material extent) our business, financial condition, results of operations and prospects. This risk also depends on the measures the individual policyholders use to protect themselves to keep pace with the emerging threat, as well as the development and issuance of policy terms and conditions which are reactive to the evolving threat landscape.
Changes in accounting practices and future pronouncements may materially affect our reported financial results and business.
Various authoritative accounting or regulatory entities, including the Financial Accounting Standards Board (“FASB”) and the SEC may amend, expand and/or eliminate the financial accounting or reporting standards that govern the preparation of our consolidated financial statements or could reverse their previous interpretations or positions on how various financial accounting and/or reporting standards should be applied. Various FASB and SEC proposals are pending and such proposals are subject to change. Developments in accounting practices may require us to incur considerable additional expenses to comply, particularly if we are required to prepare information relating to prior periods for comparative purposes or to apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements cannot be predicted but may affect the calculation of net income, total stockholders’ equity and other relevant financial statement line items.
BICI is required to comply with SAP. SAP and various components of SAP are subject to constant review by the NAIC and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve financial reporting. Various proposals are pending before committees and task forces of the NAIC, some of which, if enacted and adopted on a state level, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations. We cannot predict whether or in what form such reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us.
In addition, the NAIC Accounting Practices and Procedures manual provides that state insurance departments may permit insurance companies domiciled therein to depart from SAP by granting them permitted accounting practices. We cannot predict whether or when the insurance departments of the states of domicile of our competitors may permit them to utilize advantageous accounting practices that depart from SAP, the use of which is not permitted by the Wisconsin OCI, the insurance regulator of the state of domicile of BICI. We can give no assurance that future changes to SAP or components of SAP or the grant of permitted accounting practices to its competitors will not have a negative impact on us.
We may not be able to effectively start up or integrate new product opportunities.
Our ability to grow our business depends, in part, on our development, implementation or acquisition of new insurance products that are profitable and fit within our risk appetite and business model. New product launches, as well as resources to integrate business acquisitions, are subject to many obstacles, including ensuring we have sufficient business and systems processes, determining appropriate pricing, obtaining reinsurance, assessing opportunity costs and regulatory burdens and planning for internal infrastructure needs. If we cannot accurately assess and overcome these obstacles or we improperly implement new insurance products, our ability to grow profitably will be impaired.
Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our growth and profitability.
Factors, such as business revenue, economic conditions, the volatility and strength of the capital markets and inflation can affect the business and economic environment. These same factors affect our ability to generate revenue and profits. In an economic downturn that is characterized by higher unemployment, declining spending and reduced corporate revenue, the demand for insurance products is generally adversely affected, which directly affects our premium levels and profitability. Negative economic factors may also affect our ability to receive the appropriate rate for the risk we insure with our policyholders and may adversely affect the number of policies we can write, and our opportunities to underwrite profitable business. In an economic downturn, our customers may have less need for insurance coverage, cancel existing insurance policies, modify their coverage or not renew the policies they hold with us. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. In addition, if certain segments of the economy, such as the construction segments, were to significantly change, it could adversely affect our results. These outcomes would reduce our underwriting profit to the extent these factors are not reflected in the rates we charge. Given our limited operating history, we have not experienced the inflationary impacts on our claims or investments that many other insurance companies may have experienced with respect to historical losses or investment portfolios with longer histories. However, given the recent inflationary pressures, we seek to set our rates at a level which we believe will reflect the anticipated impacts of inflation. In addition, certain lines of business, including Excess Projects and Primary Projects within our Casualty division, have seen fewer projects commence as a result of recent inflationary pressures. The impact of inflation is generally felt most in policies with longer durations and where the claims take a longer time to settle. Policies written on an occurrence form do see claims being notified under policies that were written years ago; the delay between the policy period and the notification of claims exposes us to the impact of inflation. Another way we are affected is by the length of time between the claim being notified and the claim being paid. A multi-year construction project with a period built in to report construction defects may be more exposed to inflation than a Cyber ransomware attack where the claim notice may be made almost immediately and the claim may be settled in months. As a general matter, casualty claims take longer to develop than claims for property insurance, which we do not currently write, and as a result, the impacts of inflation on casualty claims is generally greater than on property claims.
While the P&C industry is generally currently experiencing a hard market, the insurance business is historically cyclical in nature, which may affect our financial performance and cause our operating results to vary from quarter to quarter and may not be indicative of future performance.
Historically, insurance carriers have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, general economic conditions and other factors. The supply of insurance is related to prevailing prices, the level of insured losses and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity (soft market cycle) as well as periods when shortages of capacity increased premium levels (hard market cycle). Demand for insurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, the introduction of new capital providers and general economic conditions. All of these factors fluctuate and may contribute to price declines generally in the insurance industry.
Although an individual insurance company’s financial performance depends on its own specific business characteristics, the profitability of most P&C companies tends to follow this cyclical market pattern with higher gross written premium growth and improved profitability during hard market cycles. Further, this cyclical market pattern can be more pronounced in the E&S market than in the standard insurance market. When the standard insurance market hardens, the E&S market typically hardens, and growth in the E&S market can be significantly more rapid than growth in the standard insurance market. Similarly, when conditions begin to soften, many customers that were previously driven into the E&S market may return to the admitted market, exacerbating the effects of rate decreases on our financial results.
While the P&C industry is currently in an overall hard market cycle and it has been reported that the P&C market has been hard for the past several years, our business lines may not be affected equally. We believe current conditions have more strongly affected our Casualty division, compared to our Healthcare division which is experiencing more mixed conditions across its business lines and our Professional Liability division which has seen some softening of rates, particularly in Public D&O, after a couple years of significant rate increases.
We cannot predict the timing or duration of changes in the market cycle because the cyclicality is due in large part to the actions of our competitors and general economic factors. As a result, our operating results are subject to fluctuation due to a number of factors, including the general economic conditions in the markets where we operate, the frequency of occurrence or severity of catastrophe or other insured events, fluctuating interest rates, claims exceeding our loss reserves, competition in our industry, deviations from expected premium retention rates of our existing policies and contracts, adverse investment performance and the cost of reinsurance coverage.
Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.
Our results of operations depend, in part, on the performance of our investment portfolio. We seek to maintain a diversified portfolio of fixed income investments that is managed by a third-party investment management firm, New England Asset Management Inc. (“NEAM”), which is a wholly-owned subsidiary of Berkshire Hathaway Inc., in accordance with our investment policy and strategy that is reviewed and approved by our board of directors on a regular basis. However, our investments are subject to general economic conditions, volatility and market risks as well as risks inherent to specific securities. Our primary market risk exposures are to changes in interest rates and credit spreads. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk.”
Our investment portfolio consists almost entirely of cash, cash equivalents and investment-grade fixed-income securities. Interest rates have increased significantly during 2022 and 2023. Should the recent rate increases cease or decline, including as a result of steps taken by the federal government to slow inflation, such as the passage of the Inflation Reduction Act of 2022, a low interest rate environment would place pressure on our net investment income, particularly as it relates to these securities and short-term investments, which, in turn, may adversely affect our results of operations. Recent and future increases in interest rates could cause the values of our fixed income securities portfolios to decline, with the magnitude of the decline depending on the duration of securities included in our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as mortgage-backed and asset-backed securities, carry prepayment risk, or, in a rising interest rate environment, may not prepay as quickly as expected.
All of our fixed maturity securities are subject to credit risk. Credit risk is the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments. Downgrades in the credit ratings of fixed maturity securities (where rated) could also have a significant negative effect on the market valuation of such securities.
The above market and credit risks could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio do not reflect prices at which actual transactions would occur.
Risks for all types of securities are managed through the application of our investment policy, which establishes investment parameters that include, but are not limited to, allocation of investment in certain types of securities, duration targets and minimum levels of credit quality, which we believe are within applicable guidelines established by the NAIC and comply with Wisconsin insurance laws and regulations governing investments.
Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.
Pandemics, geopolitical and social events, severe weather conditions, including the effects of climate change and catastrophes, as well as man-made event events may adversely affect our business, results of operations and financial condition.
Our business is exposed to the risk of pandemics, outbreaks, public health crises and geopolitical and social events, including cyber warfare, and their related effects. Notwithstanding policy terms and conditions intended to preclude certain coverage for virus-related claims, court decisions and governmental actions may challenge the validity of any exclusions or our interpretation of how such terms and conditions operate. Courts have already challenged the applicability of war exclusions with respect to nation-state-led cyber attacks. If pandemics, outbreaks or geopolitical and other events occur or re-occur, our business, financial condition, results of operations and cash flows may be materially adversely affected.
In addition, although we do not currently write property insurance, our insureds are exposed to the risk of severe weather conditions, earthquakes and man-made catastrophes. Catastrophes can be caused by various events, including natural events such as severe winter weather, tornadoes, windstorms, earthquakes, hailstorms, severe thunderstorms and fires, or man-made events such as explosions, war, terrorist attacks and riots. Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world, including the markets in which we operate. Climate change may increase the frequency and severity of extreme weather events. This effect has led to conditions in the ocean and atmosphere, including warmer-than-average sea-surface temperatures and low wind shear that increase hurricane activity. The occurrence of a natural disaster could materially adversely affect our business, financial condition and results of operations. Additionally, any increased frequency and severity of such weather events, including hurricanes, may have unanticipated impacts on our insureds and therefore could have a material adverse effect on our ability to predict, quantify, reinsure and manage risk and may materially increase our losses resulting from such events.
Risks Related to Laws and Regulation
We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines, suspensions, revoking licenses, orders to cease and desist operations and criminal prosecution, which may adversely affect our financial condition and results of operations.
Regulatory authorities in the states or countries in which our operating subsidiaries conduct business may require individual or company licensing to act as producers, brokers, agents, third-party administrators, managing general agents, reinsurance intermediaries, or adjusters. Insurance is required to be written through licensed agents and brokers. Under the laws of most states in the United States, regulatory authorities have relatively broad discretion with respect to granting, renewing and revoking producers’, brokers’ and agents’ licenses to transact business in such state. The operating terms may vary according to the licensing requirements of the particular state, which may require that a firm operate in the state through a local corporation. Our subsidiaries must comply with laws and regulations of the jurisdictions in which they do business. In states in which we operate on a non-admitted basis, surplus lines brokers generally are required to certify that a certain number of licensed admitted insurers had been offered and declined to write a particular risk prior to placing that risk with us or that the coverage is otherwise unavailable from an admitted carrier.
Our insurance company subsidiary, BICI, is subject to extensive regulation in Wisconsin, its state of domicile, and to a lesser degree, any other states in which it may operate. Most insurance regulations are designed to protect the interests of insurance policyholders, as opposed to the interests of investors or stockholders. These regulations generally are administered by a department of insurance in each state and relate to, among other things, capital and surplus requirements, investment and underwriting limitations, affiliate transactions, dividend limitations, changes in control, solvency and a variety of other financial and non-financial aspects of our business. Significant changes in these laws and regulations, or how insurance departments interpret and enforce such laws and regulations, could further limit our discretion or make it more expensive to conduct our business. State insurance regulators also conduct periodic examinations of the affairs of insurance and reinsurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may impose timing and expense constraints that could adversely affect our ability to achieve some or all of our business objectives.
We are subject to the insurance holding company laws of Wisconsin, which require BICI to register with the Wisconsin OCI and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of BICI. These statutes also provide that all transactions among members of a holding company system must be fair and reasonable and, if material or of specified types, such transactions require prior notice and approval or non-disapproval by the Wisconsin OCI. These prior notification and approval requirements may result in business delays and additional business expenses. If we fail to comply with such requirements or fail to comply with other applicable insurance regulations in Wisconsin, we may be subject to fines and penalties imposed by the Wisconsin OCI.
In addition, individual states may impose different requirements on an insurance company’s ability to cancel a policy which may extend the period during which we are exposed to risk for a policy or individual states may have differing interpretations of contractual language or require specific wordings which may also expose us to additional risk. Individual states may also prohibit certain types of insurance which could limit the lines of business we may be able to write and adversely affect our ability to achieve some or all of our business objectives.
State insurance regulators also have broad discretion to suspend, deny or revoke licenses for various reasons, including the violation of regulations. In some instances, where there is uncertainty as to applicability, we follow practices based on our interpretations of regulations or practices that we believe generally to be followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, state insurance regulators could preclude or temporarily suspend us from carrying on some or all of our activities in their state or could otherwise penalize us. This could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could interfere with our operations and require us to bear additional costs of compliance, which could adversely affect our ability to operate our business.
State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels. BICI is subject to risk-based capital requirements and other minimum capital and surplus restrictions imposed under Wisconsin law. Wisconsin has largely adopted the model legislation promulgated by the NAIC pertaining to risk-based capital. These requirements establish the minimum amount of risk-based capital necessary for a company to support its overall business operations. It identifies P&C insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer’s assets and liabilities and its mix of net written premium. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. In addition to these requirements under Wisconsin law, BICI is also subject to certain surplus and risk-based capital requirements under a company-specific stipulation and order from the Wisconsin OCI (the “Wisconsin OCI Stipulation and Order”). Pursuant to the Wisconsin OCI Stipulation and Order, BICI is required to (i) have a compulsory surplus equal to the greater of (A) $3.0 million or (B) the sum of (x) 50.0% of gross written premiums for medical malpractice insurance (which business is written as part of our Healthcare division) and (y) 20.0% of gross written premiums for all other covered lines of insurance, (ii) maintain surplus in excess of its required security surplus standard under Wisconsin law and (iii) maintain a ratio of total adjusted capital to authorized control level risk-based capital of not less than 400.0%. See “Regulation—Restrictions on Paying Dividends” for additional information. Failure to maintain surplus and risk-based capital at the required levels could adversely affect the ability of BICI to maintain the regulatory authority necessary to conduct our business. In addition, state surplus lines laws, or laws pertaining to non-admitted insurance business, require that surplus lines brokers comply with diligent search/exempt commercial purchaser laws and affidavit/document filing requirements, as well as requiring the collection and paying of any taxes, stamping fees, assessment fees and other applicable charges on such business. E&S businesses, such as the Company, are often subject to special licensing, surplus lines tax and/or due diligence requirements by the home state of the insured. Fines for failing to comply with these surplus lines requirements, specifically for failing to comply with the surplus lines licensing or due diligence requirements, vary by state but can range to several million dollars.
In addition, the NAIC has developed the Insurance Regulatory Information System (“IRIS”), which is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers’ annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Insurance regulators will generally begin to investigate, monitor or make inquiries of an insurance company if four or more of the company’s ratios fall outside the usual ranges. Although these inquiries can take many forms, regulators may require the insurance company to provide additional written explanation as to the causes of the particular ratios being outside of the usual range, the actions being taken by management to produce results that will be within the usual range in future years and what, if any, actions have been taken by the insurance regulator of the insurers’ state of domicile. Regulators are not required to take action if an IRIS ratio is outside of the usual range, but depending upon the nature and scope of the particular insurance company’s exception (for example, if a particular ratio indicates an insurance company has insufficient capital) regulators may act to reduce the amount of insurance the company can write or revoke the insurer’s certificate of authority and may even place the company under supervision. For the year ended December 31, 2023, BICI had results outside the normal range in three categories. We believe our results for these ratios are attributable to our continued growth during our early years of operation. Management does not anticipate regulatory action as a result of these IRIS ratio results.
We may become subject to additional government or market regulation, which may have a material adverse impact on our business.
Our business could be adversely affected by changes in state laws, including those relating to asset and reserve valuation requirements, surplus requirements, limitations on investments and dividends, enterprise risk and risk-based capital requirements, and, at the federal level, by laws and regulations that may affect certain aspects of the insurance industry, including proposals for preemptive federal regulation. The U.S. federal government generally has not directly regulated the insurance industry except for certain areas of the market, such as insurance for flood, nuclear and terrorism risks. However, the federal government has undertaken initiatives or considered legislation in several areas that may affect the insurance industry, including tort reform, corporate governance and the taxation of reinsurance companies. Additionally, the Federal Insurance Office has the authority to monitor all aspects of the insurance sector. Entering into new lines of business may also subject us to new or additional regulations.
Changes in law, including relating to certain perils, could adversely affect our business.
A change in law, including relating to certain perils for which we write insurance or reinsurance, may have a significant impact on our ability to respond to certain events, including the manner and time frame for processing claims, the development of claim severity or the interpretation of the underlying policies. For example, plaintiff attorneys have been lobbying states to pass statutes prohibiting insurers from issuing defense within limits policies, particularly in the medical malpractice space, and Nevada has enacted a statute to that effect. If such a statute were to pass in a jurisdiction in which we operate, that would impede our ability to accurately price such policies. In addition, the statute of limitations for certain types of claims have been extended in certain states, such as New York through the Adult Survivors Act, and this could retroactively extend the period for which an insurance company has exposure. Changes in law and practice, including relating to certain perils for which we write insurance or reinsurance, may have a material adverse effect on our business, financial condition, results of operations and prospects.
Applicable insurance laws may make it difficult to effect a change of control.
Under applicable U.S. state insurance laws and regulations (including the laws of the state of Wisconsin), before a person can acquire control of a U.S. domestic insurer, prior written approval must be obtained from the insurance commissioner of the state where the insurer is domiciled, or the acquiror must request an exemption from the Form A filing and approval requirements or a determination of non-control (each, an “Exemption Request”) or file a disclaimer of affiliation and/or control (a “Disclaimer”) with the insurance department of such state and obtain approval thereon. Such approval would be contingent upon the state insurance commissioner’s consideration of a number of factors, including among others, the financial strength of the proposed acquiror, the integrity and management of the acquiror’s board of directors and executive officers, the acquiror’s plans for the future operations of the domestic insurer, and any anti-competitive results that may arise from the consummation of the acquisition of control. Wisconsin insurance laws and regulations pertaining to changes of control would apply to both the direct and indirect acquisition of ten percent or more of the voting stock of a Wisconsin-domiciled insurer (or of less than ten percent of the voting stock if there is other indicia of control). Accordingly, the acquisition of ten percent or more of our common stock would be considered an indirect change of control of BICI and would trigger the applicable change of control filing requirements under Wisconsin insurance laws and regulations, absent the filing of an Exemption Request or Disclaimer and its acceptance by the Wisconsin OCI. These requirements may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions that some or all of our stockholders might consider to be desirable.
Risks Related to Our Operations
We could be adversely affected by the loss of one or more key personnel or by an inability to attract and retain qualified personnel, including failure to develop a succession plan for Stephen Sills, our founder and Chief Executive Officer, or other members of our senior management team.
We depend on our ability to attract and retain experienced and seasoned personnel who are knowledgeable about our business. Our senior management team, including our founder and Chief Executive Officer, Stephen Sills, plays an important role in our strategic direction, product development, broker partnership, corporate culture and our continued success as an organization. While we generally do not enter into employment agreements with our executive officers and other key personnel, we have entered into an employment agreement with Stephen Sills, however, Stephen Sills may terminate his agreement after the third anniversary of this offering on at least 90 days’ notice. The loss of Stephen Sills or other members of our senior management team could materially adversely impact our business.
We could be adversely affected if we fail to adequately plan for the succession of our senior leaders and key executives. Our current succession plans and employment arrangements with certain key executives do not guarantee their services will continue to be available to us.
The pool of talent from which we actively recruit is limited and may fluctuate based on market dynamics specific to our industry and independent of overall economic conditions. As such, higher demand for employees having the desired skills and expertise could lead to increased compensation expectations for existing and prospective personnel, making it difficult for us to retain and recruit key personnel and maintain labor costs at desired levels. All of our executive officers and many of our other key employees are subject to, and following this offering are expected to, continue to be subject to non-compete and non-solicitation agreements that extend for        months following the termination of their employment, although the FTC has proposed a rule that would ban the use of non-compete agreements. In addition, not all jurisdictions permit such non-compete agreements, and regardless of the jurisdiction, our key personnel could still pursue employment opportunities with other parties, including, with any of our competitors and there are no assurances that our non-compete agreements with any such key personnel would be enforceable in a cost effective manner, if at all. Should any of our key personnel terminate their employment with us, or if we are unable to retain and attract talented personnel, we may be unable to maintain our current competitive position in the specialized markets in which we operate, which could adversely affect our results of operations.
We could suffer security breaches, loss of data, cyberattacks and other information technology failures, and are subject to laws and regulations concerning data privacy and security that are continually evolving. Actual or suspected information technology failures or failure to comply with applicable law could disrupt our operations, damage our reputation and adversely affect our business, operations and financial results.
As a company with a remote-friendly operating model, our business is highly dependent on our information technology and telecommunications systems, including our underwriting systems. We rely on these systems to interact with brokers and insureds, to underwrite business, to prepare policies and process premiums, to perform actuarial and other modeling functions, to process claims and make claims payments and to prepare internal and external financial statements. We also rely on our information and telecommunications systems for employees to interact with each other within the company, as most employees work on a remote basis a majority of their time as opposed to in physical offices. Some of these systems may include or rely on third-party systems provided by third party service providers and/or not located on our premises or under our control.

We and our service providers face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of systems and confidential information, including vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) IT systems, products or services. The risk of a data security breach or a disruption has generally increased in frequency, intensity and sophistication. Techniques used to compromise or sabotage systems change frequently, may originate from less regulated and remote areas of the world and be difficult to detect and generally are not recognized until launched against a target. Events such as natural catastrophes, terrorist attacks, industrial accidents, computer viruses, ransomware, a security breach by an unauthorized person, employee error, malfeasance, faulty password management or other irregularity and other cyber-attacks may cause our systems to fail or be inaccessible for extended periods of time. We have implemented security measures designed to protect against breaches of security, such as business contingency plans and other reasonable plans to protect our systems, whether housed internally or through third-party cloud services. In addition, while we generally monitor vendor risk, including the security and stability of our critical vendors, we may fail to properly assess and understand the risks and costs involved in the third-party relationships. However, we cannot guarantee that these measures will be effective and sustained or repeated system failures or service denials could severely limit our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner or otherwise operate in the ordinary course of business. Even if the vulnerabilities that may lead to the foregoing are identified, we may be unable to adequately investigate or remediate due to attackers using tools and techniques that are designed to circumvent controls, avoid detection and remove or obfuscate forensic evidence.
As have many companies, we, and our third-party service providers, have been impacted by breaches in the past and will likely continue to experience cybersecurity incidents of varying degrees. Any such event may result in operational disruptions as well as unauthorized access to, the disclosure of, or loss of our proprietary information or our customers’ data and information, which in turn may result in legal claims, regulatory scrutiny and liability, reputational damage, the incurrence of costs to eliminate or mitigate further exposure, the loss of customers or affiliated advisors, or other damage to our business. In addition, the trend toward general public notification of such incidents could exacerbate the harm to our business, financial condition and results of operations. Even if we successfully protect our technology infrastructure and the confidentiality of sensitive data, we could suffer harm to our business and reputation if attempted security breaches are publicized. We cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities, attempts to exploit vulnerabilities in our systems, data thefts, physical system or network break-ins, inappropriate access, or other developments will not compromise or breach the technology or other security measures protecting the networks and systems used in connection with our business.
In addition, as part of our normal business activities, we handle information related to individuals including, but not limited to, employees, claimants, individual third party brokers or agents and individual vendors. As such, we are subject to various federal, state and local laws, regulations and industry standards. The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and changing requirements that are subject to differing interpretations. In the United States, there are numerous federal and state data privacy and security laws, rules and regulations governing the collection, use, storage, sharing, transmission and other processing of personal information, including federal and state data privacy laws, data breach notification laws and consumer protection laws.
Any failure or perceived failure by us to comply with laws, regulations, policies or regulatory guidance relating to privacy or data security may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity, and could cause our customers and consumers to lose trust in us, which could have an adverse effect on our reputation and business.
Operational risk exposures, such as human or systems failures (including from third-party vendor arrangements), are inherent in our business and may result in losses.
Operational exposures and losses can result from, among other things, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures, bad faith delayed claims payment, fraud and external events, such as political unrest, state emergency or industrial actions which could result in operational outage. Any such outage could have a material adverse effect on our business, financial condition, results of operations or prospects.

We also rely on third parties for information technology and application systems and infrastructure. Such information technology and application systems and infrastructure are an important part of our underwriting process and our ability to compete successfully. We also license certain of our key systems and data from third parties and cannot be certain that we will have continuous access to such third-party systems and data, or those of comparable service providers, or that our information technology or application systems and infrastructure will operate as intended. Further, the third parties’ programs and systems may be subject to defects, failures, material updates, or interruptions, including those caused by worms, viruses or power failures.
Failures in any of these systems could result in mistakes made in the confirmation or settlement of transactions, or in transactions not being properly booked, evaluated, priced or accounted for or delays in the payment of claims. Any such eventuality could cause us to suffer, among other things, financial loss, disruption of business, liability to third parties, regulatory intervention and reputational damage, any of which could have a material adverse effect on our business, financial condition, results of operations, or prospects.
We may change our underwriting guidelines or our strategy without your approval.
Our management has the authority to change our underwriting guidelines or our strategy without notice to our stockholders and without stockholder approval. As a result, we may make fundamental changes to our operations without stockholder approval, which could result in our pursuing a strategy or implementing underwriting guidelines that may be materially different from the strategy or underwriting guidelines described in the section entitled “Business” or elsewhere in this prospectus.
We may not be able to manage our growth effectively.
We intend to grow our business in the future, which could require additional capital, systems development and skilled personnel. However, we must be able to meet our capital needs, expand our systems and our internal controls effectively, allocate our human resources optimally, identify, hire, train and develop qualified employees and effectively incorporate the components of any business we may acquire in our effort to achieve growth. The failure to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations.
Any future acquisitions, strategic investments or new platforms could expose us to further risks or turn out to be unsuccessful.
From time to time, we may pursue growth through acquisitions and strategic investments in businesses or new underwriting or marketing platforms. The negotiation of potential acquisitions or strategic investments as well as the integration of an acquired business, personnel or underwriting or marketing platforms could result in a substantial diversion of management resources and the emergence of other risks, such as potential losses from unanticipated litigation, a higher level of claims than is reflected in reserves, loss of key personnel in acquired businesses or an inability to generate sufficient revenue to offset acquisition costs.
Our ability to manage our growth through acquisitions, strategic investments or new or alternative platforms will depend, in part, on our success in addressing such risks. While we are not currently contemplating any such acquisitions or strategic investments, our nimble approach to capital management based on opportunities presented and sought out means that we may opportunistically from time to time pursue such acquisitions, new platforms or strategic investment strategies. Any failure by us to implement our acquisitions, new platforms or strategic investment strategies effectively could have a material adverse effect on our business, financial condition, results of operations and prospects.
The effects of litigation on our business are uncertain and could have an adverse effect on our business.
As is typical in our industry, we continually face risks associated with litigation of various types, including disputes relating to insurance claims under our policies, disputes with our reinsurers, as well as other general commercial and corporate litigation. Litigation and other proceedings may also include complaints from or litigation by customers or reinsurers related to alleged breaches of contract or otherwise. Although we are not currently involved in any out-of-the-ordinary litigation with our customers, reinsurers or our current or former employees, other members of the insurance industry are the target of class action lawsuits and other types of litigation, including employment-related litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues, including insurance and claim settlement practices. If we were to be involved in litigation and it was determined adversely, it could require us to pay significant damage amounts or to change aspects of our operations, either of which could have a material adverse effect on our financial results. We are also subject to various contingencies. For example, we owe certain employment taxes, penalties and interests related to 2021, 2022 and 2023 employment taxes for an employee domiciled in the United Kingdom. While we have accrued certain amounts representing our best estimate of taxes, interests and penalties owed, such accruals may be insufficient and we may be subject to additional charges. Even claims without merit can be time-consuming and costly to defend and may divert management’s attention and resources away from our business and adversely affect our business, results of operations and financial condition. Additionally, routine lawsuits over claims that are not individually material could in the future become material if aggregated with a substantial number of similar lawsuits. In addition to increasing costs, a significant volume of customer complaints or litigation could adversely affect our brand and reputation, regardless of whether such allegations are valid or whether we are liable. Accordingly, we cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business.
Loss of key vendor relationships or failure of a vendor to protect our data or confidential and proprietary information could affect our operations.
We rely on services and products provided by many vendors in the United States and abroad. These include, for example, vendors of computer hardware and software and vendors and/or outsourcing of services such as human resource benefits management services and investment management services. In the event that any vendor suffers a bankruptcy or otherwise becomes unable to continue to provide products or services, or fails to protect our confidential, proprietary, or other information, we may suffer operational impairments and financial losses. In addition, while we generally monitor vendor risk, including the security and stability of our critical vendors, we may fail to properly assess and understand the risks and costs involved in the third-party relationships, and our financial condition and results of operations could be materially and adversely affected.
We anticipate that we will continue to rely on third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of new third-party software may require significant work and require substantial investment of our time and resources. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively affect our business.
We may fail or be unable to protect our intellectual property rights, which could adversely affect our brand and business.
Our success and ability to compete depend in part on our intellectual property, which includes our rights in our brand and our proprietary technology used in certain of our product lines. We primarily rely on trademarks, copyrights and trade secret laws, as well as contractual restrictions in our confidentiality and license agreements with our employees, customers, service providers, partners and other third parties with which we have a relationship, to protect our intellectual property rights. However, the steps we take to protect our intellectual property may be inadequate. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability and scope of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and adversely impact our business. These agreements may not adequately secure our intellectual property rights and may be breached, and we may not have adequate remedies for such breach. While we use reasonable efforts to protect our trade secrets, our employees, customers, service providers and other third parties with which we have a relationship may unintentionally or willfully disclose our proprietary information to competitors.

Our limited operating history may make it difficult to evaluate our current business and future prospects.
We founded our business in September 2020. Our limited operating history may make it difficult for you to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing and unforeseen expenses as we continue to grow our business. If we do not manage these risks successfully, our business may be harmed. Further, we may be subject to claims by third parties alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights. Any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.
Risks Related to Liquidity and Access to Capital
We could be forced to sell investments to meet our liquidity requirements.
We invest the premiums we receive from our insureds until they are needed to pay policyholder claims. Consequently, we seek to manage the duration of our investment portfolio based on the duration of our losses and loss adjustment expense reserves to provide sufficient liquidity and avoid having to liquidate investments to fund claims. Risks such as inadequate losses and loss adjustment expense reserves, unfavorable trends in litigation, or mismanagement of the investment portfolio’s duration or other liquidity needs could potentially result in the need to sell investments to fund these liabilities. We may not be able to sell our investments at favorable prices or at all. Sales could result in significant realized losses depending on the conditions of the general market, interest rates and credit issues with individual securities.
Because we are a holding company and substantially all or a substantial portion of our operations are conducted by our insurance and service company subsidiaries, our ability to achieve liquidity at the holding company, including the ability to pay dividends and service our debt obligations, depends on our ability to obtain cash dividends or other permitted payments from our insurance and service company subsidiaries.
The continued operation and growth of our business will require substantial capital. Accordingly, after the completion of this offering, we do not intend to declare and pay cash dividends on shares of our common stock in the foreseeable future. See “Dividend Policy.” Because we are a holding company with no substantial business operations of our own, our ability to pay dividends to stockholders and meet our debt payment obligations is largely dependent on dividends and other distributions from BICI and our other operating companies. BICI’s ability to pay dividends is restricted under the insurance laws and regulations of its domiciliary state and may only be paid from unassigned surplus. Under the insurance laws of Wisconsin, an insurer may make an ordinary dividend payment if its surplus as regards to policyholders, following such dividend, is reasonable in relation to its outstanding liabilities, is adequate to its financial needs, and does not exceed the insurer’s unassigned surplus. See “Regulation—Restrictions on Paying Dividends” for additional information. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. Moreover, state insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance company subsidiary may in the future adopt statutory provisions, or impose additional constraints on BICI, more restrictive than those currently in effect.
Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements, general business conditions, legal, tax and regulatory limitations, contractual restrictions and other factors that our board of directors considers relevant. Consequently, in order for investors to realize any future gains on their investment, they may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur.
We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.
Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by this offering are insufficient to fund future operating requirements and cover claim losses, we may need to raise additional funds through financings or curtail our growth. Many factors will affect the amount and timing of our capital needs, including our growth rate and profitability, our claims experience, the availability of reinsurance, market disruptions and other unforeseeable developments. If we need to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result. In the case of debt financings, we may be subject to covenants that restrict our ability to freely operate our business. In any case, such securities may have rights, preferences and privileges that are senior to those of the shares of common stock offered hereby. In addition, because BICI is considered an affiliate of AFMIC under Wisconsin insurance regulations and BICI’s business is currently comprised solely of business assumed from AFMIC, BICI’s regulatory capital requirements are lower. BICI’s regulatory capital requirements under Wisconsin’s insurance regulations would be higher if BICI’s business was assumed from an insurance company that was not an affiliate of BICI or was written directly with our policyholders. If BICI were to no longer qualify as an affiliate of AFMIC, additional capital would be required in order for BICI to meet its regulatory capital requirements under Wisconsin insurance regulations. If we cannot obtain adequate capital on favorable terms or at all, we may not have sufficient funds to implement our operating plans and our business, financial condition or results of operations could be materially adversely affected.
Our failure to comply with the terms of our Facility, including as a result of events beyond our control, could result in an event of default that could affect our business, financial condition, and results of operations.
If there were an event of default under the Facility (as defined below), the lenders under the Facility could cause all amounts outstanding with respect to that debt to be due and payable immediately. Our assets or cash flow may not be sufficient to fully repay borrowing under the Facility if accelerated upon an event of default. Furthermore, if we are unable to repay, refinance, or restructure our Facility, the lenders under the Facility could proceed against the collateral granted to them to secure such indebtedness, which could force us into bankruptcy or liquidation. As a result, any default by us on our debt could have a materially adverse effect on our business, financial condition, and results of operations.
Our ability to incur a substantial level of indebtedness may reduce our financial flexibility, affect our ability to operate our business, and divert cash flow from operations for debt service.
As of May 1, 2024, we had no outstanding indebtedness, and $75.0 million of undrawn availability, under our Facility.
We may incur substantial indebtedness under the Facility or other debt instruments in the future, and, if we do so, the risks related to our level of indebtedness could increase. Our future borrowings will require interest payments and will need to be repaid or refinanced, which could require us to divert funds identified for other purposes to debt service and could create additional cash demands or impair our liquidity position and add financial risk. We may also sell additional debt or equity securities to help repay or refinance our borrowings. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.
Our future level of indebtedness could affect our operations in several ways, including but not limited to the following:
•increase our vulnerability to changes in general economic, industry, and competitive conditions;
•require us to dedicate a portion of our cash flow to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund other corporate purposes;
•place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore potentially more able to take advantage of opportunities that our level of indebtedness would prevent us from pursuing; and
•impair our ability to obtain additional financing in the future.

Borrowings under the Facility bear interest at variable rates based on prevailing conditions in the financial markets, and changes to such variable market rates may affect both the amount of cash we must pay for interest as well as our reported interest expense. Assuming the Facility were to be fully drawn, a 100-basis point increase to the applicable variable rate of interest would increase the amount of interest expense by $0.75 million per annum. If we are unable to generate sufficient cash flows to pay the interest expense on our debt, future working capital, borrowings, or equity financing may not be available from which to pay or refinance such debt.
In addition, if any of the financial institutions that provide loan commitments to us were to fail, our liquidity could be adversely impacted and we may not be able to obtain financing for working capital, capital expenditures, acquisitions, and other purposes. In such event, our ability to operate and compete effectively, and our ability to execute on our growth strategies, could be adversely affected, which in turn would have an adverse impact on our business, results of operations and financial condition.
The Facility contains restrictions on our ability to operate our business and to pursue our business strategies.
The Facility restricts, subject to certain exceptions, among other things, our ability and the ability of our subsidiaries to:
•incur additional indebtedness and guarantee indebtedness;
•prepay, redeem, or repurchase certain debt;
•create or incur liens;
•make investments and loans;
•pay dividends or make other distributions, in respect of, or repurchase or redeem, capital stock;
•engage in mergers, consolidations, or sales of all or substantially all of our assets;
•sell or otherwise dispose of assets;
•amend, modify, waive, or supplement certain subordinated indebtedness to the extent such amendments would be materially adverse to the interests of the lenders; and
•engage in certain transactions with affiliates.
Any future financing arrangements entered into by us or any of our subsidiaries may contain similar restrictions or maintenance covenants. As a result of these covenants and restrictions, we and our subsidiaries are, and will be, limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we or our subsidiaries may incur could include more restrictive covenants. We cannot guarantee that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.
Risks Related to this Offering and Ownership of Our Common Stock
Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.
As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. After completion of this offering, we will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition and therefore we will need to have the ability to prepare financial statements that comply with all SEC reporting requirements on a timely basis. In addition, we will be subject to other reporting and corporate governance requirements, including certain requirements of and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and, to the extent that we are no longer an “emerging growth company” as defined in the JOBS Act, our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts.
The Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), as well as related rules subsequently implemented by the SEC and NYSE, have increased regulation of, and imposed enhanced disclosure and corporate governance requirements on, public companies. Our efforts to comply with these evolving laws, regulations and standards will increase our operating costs and divert management’s time and attention from revenue-generating activities. Further, if these laws, regulations are rules were to change substantially in the future, we might be unable to meet new requirements.
These changes will also place significant additional demands on our finance and accounting staff and on our financial accounting and information systems. We may need to hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses; investor relations expenses; increased directors’ fees and director and officer liability insurance costs; registrar and transfer agent fees and listing fees; as well as other expenses. As a public company, we will be required, among other things, to:
•prepare and file periodic reports and distribute other stockholder communications, in compliance with the federal securities laws and requirements of NYSE;
•define and expand the roles and the duties of our board of directors and its committees;
•institute more comprehensive compliance and investor relations functions; and
•evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.
We may not be successful in implementing these requirements and implementing them could materially adversely affect our business. The increased costs will decrease our net income and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or as executive officers.
In addition, if we fail to implement the required controls with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired. If we do not implement the required controls in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or NYSE. Any such action could harm our reputation and the confidence of investors in, and clients of, our Company and could negatively affect our business and cause the price of our shares of common stock to decline.
We will be required by Section 404 of the Sarbanes‑Oxley Act to evaluate the effectiveness of our internal control over financial reporting. If we are unable to achieve and maintain effective internal controls, our operating results and financial condition could be harmed and the market price of our common stock may be negatively affected.
As a public company with SEC reporting obligations, we will be required to document and test our internal control procedures to satisfy the requirements of Section 404(a) of the Sarbanes-Oxley Act, which will require annual assessments by management of the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ended December 31, 2025. We are an emerging growth company, and thus we are exempt from the auditor attestation requirement of Section 404(b) of Sarbanes-Oxley until such time as we no longer qualify as an emerging growth company. See also “—We qualify as an emerging growth company, and any decision on our part to comply with reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.” For further discussion of these exemptions. Regardless of whether we qualify as an emerging growth company, we will still need to implement substantial internal control systems and procedures in order to satisfy the reporting requirements under the Exchange Act and applicable requirements.
We cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines that we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
We qualify as an emerging growth company, and any decision on our part to comply with reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.
We are an “emerging growth company,” and, for as long as we continue to be an emerging growth company, we currently intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.
We cannot predict whether investors will find our common stock less attractive if we choose to rely on these exemptions while we are an emerging growth company. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.
There is no existing market for our common stock, and you cannot be certain that an active trading market will develop or a specific share price will be established.
Prior to this offering, there has been no public market for shares of our common stock. We intend to apply to list our common stock on NYSE under the symbol “BOW.” We cannot predict the extent to which investor interest in us will lead to the development of a trading market on such exchange or otherwise or how liquid that market might become. If an active and liquid trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The initial public offering price for the shares of our common stock will be determined by negotiations among us and the underwriters, and may not be indicative of the price that will prevail in the trading market following this offering. The market price for our common stock may decline below the initial public offering price, and our stock price is likely to be volatile.
Our operating results and stock price may be volatile, or may decline regardless of our operating performance, and you could lose all or part of your investment.
Our quarterly operating results are likely to fluctuate in the future as a publicly-traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuation in the market value of your investment. The market price of our common stock could be subject to significant fluctuations after this offering in response to the factors described in this “Risk Factors” section and other factors, many of which are beyond our control. Among the factors that could affect our stock price are:
•market conditions in the broader stock market;
•actual or anticipated fluctuations in our quarterly financial and operating results;
•introduction of new products or services by us or our competitors;
•issuance of new or changed securities analysts’ reports or recommendations;
•results of operations that vary from expectations of securities analysts and investors;
•short sales, hedging and other derivative transactions in our common stock;
•guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;
•strategic actions by us or our competitors;
•announcement by us, our competitors or our acquisition targets;
•sales, or anticipated sales, of large blocks of our stock, including by our directors, executive officers and principal stockholders;
•additions or departures in our board of directors, senior management or other key personnel;
•regulatory, legal or political developments;
•public response to press releases or other public announcements by us or third parties, including our filings with the SEC;
•litigation and governmental investigations;
•changing economic conditions;
•changes in accounting principles;
•any indebtedness we may incur or securities we may issue in the future;
•exposure to capital and credit market risks that adversely affect our investment portfolio or our capital resources;
•changes in our credit ratings; and

•other events or factors, including those from natural disasters, war, or actors of terrorism or responses to these events.
The securities markets have from time to time experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of particular companies. As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. These broad market fluctuations, as well as general market, economic and political conditions, such as recessions, loss of investor confidence or interest rate changes, may negatively affect the market price of our common stock.
In addition, the stock markets, including NYSE, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to securities class action litigation that, even if unsuccessful, could be costly to defend, divert management’s attention and resources, or harm our business.
Substantial future sales of shares of our common stock by existing stockholders, or the perception that those sales may occur, could cause the market price of our common stock to decline.
Upon completion of this offering, we will have outstanding an aggregate of approximately          shares of our common stock (or     shares assuming the exercise of the underwriters’ option to purchase additional shares in full). Of these outstanding shares, all of the shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by our directors, executive officers, or any of our affiliates, as that term is defined in Rule 144 under the Securities Act (“Rule 144”). All remaining shares of common stock outstanding following this offering will be “restricted securities” within the meaning of Rule 144. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. In connection with the consummation of this offering, we intend to enter into the Registration Rights Agreement with certain of our Pre-IPO Investors, pursuant to which certain of our Pre-IPO Investors may require us to register the offer and sale of all or a portion of their          shares of our common stock under the Securities Act upon completion of the Reorganization Transactions, subject to certain customary conditions and exclusions. Sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline and may make it more difficult for us to sell equity or equity-linked securities in the future at a time and at a price that we deem necessary or appropriate.
In connection with this offering, our directors, executive officers and our stockholders have each agreed to enter into “lock-up” agreements with the underwriters and thereby are subject to a lock-up period, meaning that they and their permitted transferees will not be permitted to sell any shares of our common stock for 180 days after the date of this prospectus, subject to certain customary exceptions without the prior written consent of any two or more of the representatives of the underwriters. Although we have been advised that there is no present intention to do so, any two or more of the representatives of the underwriters may, in their sole discretion, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. See “Underwriting” for more information. Possible sales of these shares in the market following the waiver or expiration of such agreements could exert significant downward pressure on our stock price.
We expect that upon the consummation of this offering, the 2024 Plan will permit us to issue, among other things, stock options, restricted stock units and restricted stock to eligible employees (including our named executive officers), directors and advisors, as determined by the compensation, nominating and corporate governance committee of the board of directors. We intend to file a registration statement under the Securities Act, as soon as practicable after the consummation of this offering, to cover the issuance of shares upon the exercise of awards granted, and of shares granted, under the 2024 Plan. As a result, any shares issued under the 2024 Plan after the consummation of this offering also will be freely tradable in the public market. If equity securities are granted under the 2024 Plan and it is perceived that they will be sold in the public market, then the price of our common stock could decline.

Also, in the future, we may issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of our common stock.
Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.
Our management will have broad discretion in the application of the net proceeds from the sale of shares by us in this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and investors will be relying on the judgment of our management regarding the application of the net proceeds. Because of the number and variability of factors that will determine our use of the net proceeds from the sale of shares by us in this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our net proceeds in ways that ultimately increase the value of your investment and our stockholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could harm our business. If we do not invest or apply the net proceeds from the sale of shares by us in this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.
Investors in this offering will suffer immediate and substantial dilution.
The initial public offering price is higher than the net stockholders’ tangible book value per share of our common stock based on the total value of our tangible assets less our total liabilities divided by our shares of common stock outstanding immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution in net tangible book value (deficit) per share after consummation of this offering. You may experience additional dilution upon future equity issuances. See “Dilution.”
Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your shares of common stock for a price greater than that which you paid for it.
We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our financial condition, results of operations, capital requirements, general business conditions, legal, tax and regulatory limitations, contractual restrictions and other factors that our board of directors considers relevant. In addition, our ability to pay dividends on our capital stock is limited by the terms of the Credit Agreement (as defined below), and may be further restricted under the terms of any future debt or preferred securities or future credit facility. See “Dividend Policy.”
As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business and our industry. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us, the trading price for our common stock would likely be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

Anti-takeover provisions in our organizational documents could delay a change in management and limit our share price.
Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions will provide for, among other things:
•a classified board of directors, subject to a seven-year sunset, as a result of which our board of directors will initially be divided into three classes, with each class serving for staggered three-year terms;
•the ability of our board of directors to issue one or more series of preferred stock;
•advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;
•certain limitations on convening special stockholder meetings;
•the removal of directors only for cause; and
•the required approval of at least 66⅔% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend, or repeal certain provisions of our amended and restated certificate of incorporation.
Further, we have opted out of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), but our amended and restated certificate of incorporation will provide that engaging in any of a broad range of business combinations with any “interested” stockholder (generally defined as any stockholder with 15.0% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such stockholder) for a period of three years following the time on which the stockholder became an “interested” stockholder is prohibited, subject to certain exceptions (except with respect to GPC Fund and AmFam and any of their respective affiliates and any of their respective direct or indirect transferees of our common stock). See “Description of Capital Stock.”
These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or stockholders.
Our amended and restated certificate of incorporation will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company; (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, or other employee, or stockholder of the Company to the Company or our stockholders; (iii) action asserting a claim against the Company or any current or former director or officer of the Company arising pursuant to any provision of the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) action asserting a claim governed by the internal affairs doctrine of the State of Delaware. Our amended and restated

certificate of incorporation further will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and, accordingly, we cannot be certain that a court would enforce such provision. See “Description of Capital Stock—Exclusive Forum.”
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation, except our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former directors, officers, other employees, or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.
We will be a “controlled company” within the meaning of the rules of NYSE and, as a result, will qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
Following the completion of this offering, BIHL, will continue to hold more than 50.0% of the voting power of our shares eligible to vote, and after the completion of the Reorganization Transactions GPC Fund’s anticipated ownership percentage is expected to be more than 50% of the voting power of our shares eligible to vote. As a result, we will be a “controlled company” under the rules of NYSE and anticipate remaining a “controlled company” after the completion of the Reorganization Transactions. Under these rules, a company of which more than 50.0% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that (i) a majority of the board of directors consist of independent directors and (ii) the board of directors have compensation and nominating and corporate governance committees composed entirely of independent directors.
Following the completion of this offering, we intend to utilize these exemptions. As a result, following the completion of this offering, we do not intend to have a majority of independent directors on our board of directors and do not intend to have a compensation, nominating and corporate governance committee composed entirely of independent directors. Accordingly, although we may transition to a board with a majority of independent directors prior to the time we cease to be a “controlled company,” for such period of time you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements set by NYSE. In the event that we cease to be a “controlled company” and our shares continue to be listed on NYSE, we will be required to comply with these provisions within the applicable transition periods. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the SEC and NYSE with respect to our audit committee.
GPC Fund and AFMIC exercise substantial influence over us, may engage in businesses that compete with us, and your ability to influence matters requiring stockholder approval may be limited.
As of December 31, 2023, 68.5% of the Class A Interests in BIHL are held by GPC Fund and 29.3% of the Class A Interests in BIHL are held by AFMIC. In addition, BIHL is governed by its general partner, Bowhead Insurance GP LLC (the “General Partner”), which is governed by an eight-member board of managers, of which GPC Fund has the right to designate three managers and AFMIC has the right to designate two managers pursuant to the limited liability company agreement of the General Partner. So long as GPC Fund and/or AFMIC owns a significant amount of the Class A Interests of BIHL, each may exert significant voting influence over BIHL.

Immediately following the completion of this offering, GPC Fund and AFMIC will continue to indirectly own, in the aggregate, approximately     % of our outstanding common stock (or approximately     % if the underwriters exercise their option to purchase additional shares in full). So long as GPC Fund and AFMIC indirectly own a significant amount of our outstanding common stock, GPC Fund and AFMIC may exert significant voting influence over us and our corporate decisions, including any matter requiring stockholder approval regardless of whether others believe that the matter is in our best interests. For example, BIHL may exert significant influence over the vote in any election of directors and any amendment of our certificate of incorporation. In addition, in connection with this offering, we intend to enter into the Board Designee Agreement and the Investor Matters Agreement, which will grant GPC Fund and AFMIC respectively rights to nominate individuals to our board of directors upon completion of the Reorganization Transactions.
Gallatin Point and AmFam are not restricted from, and may, engage in, invest in or operate businesses that directly compete with ours. See “Description of Capital Stock—Corporate Opportunities; Conflicts of Interest.”
Gallatin Point or AmFam may act in a manner that advances their best interests and not necessarily those of our stockholders, including investors in this offering, by, among other things:
•delaying, preventing, or deterring a change in control of us;
•entrenching our management or our board of directors; or
•influencing us to enter into transactions or agreements that are not in the best interests of all stockholders.
The concentration of ownership could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may ultimately affect the market price of our common stock.
The track record of our executives may not be indicative of our future growth, profitability and performance.
Stephen Sills has had success starting and running publicly traded companies. However, there is no assurance that his track record will continue after this offering and that we will experience growth, profitability or results similar to any of their prior companies.

FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations are forward-looking statements.
Some of the forward-looking statements can be identified by the use of terms such as “believes”, “expects”, “may”, “will”, “should”, “could”, “seeks”, “intends”, “plans”, “estimates”, “anticipates” or other comparable terms. However, not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not related to present facts or current conditions or that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our consolidated results of operations, financial condition, liquidity, prospects and growth strategies and the industries in which we operate, and including, without limitation, statements relating to our future performance.
Forward-looking statements are subject to known and unknown risks and uncertainties, many of which are beyond our control. Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this prospectus as a result of various factors, including, among others:
•our inability to accurately assess our underwriting risk;
•intense competition for business in our industry;
•our inability to maintain our strategic relationship with AmFam;
•a decline in AmFam’s financial strength rating or financial size category;
•exposure to certain risks arising out of our reliance on insurance retail agents, brokers and wholesalers as distribution channels;
•inadequate losses and loss expense reserves to cover our actual losses;
•unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies;
•our reinsurers’ failure to reimburse us for claims on a timely basis, or at all;
•adverse economic factors and their impact on our growth and profitability;
•existing or future regulation and our ability to comply with these regulations;
•the loss of one or more key personnel;
•disruptions of our operations due to security breaches, loss of data, cyber-attacks and other information technology failures;
•increased costs as a result of operating as a public company; and
•other risks and uncertainties discussed under the heading “Risk Factors” in this prospectus.
Accordingly, you should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

USE OF PROCEEDS
We estimate the net proceeds from the sale of shares by us in this offering will be approximately $     million (or approximately $     million if the underwriters exercise their option to purchase additional shares of common stock in full), based on an assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
A $1.00 increase or decrease in the assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $     million, assuming the number of shares offered by us, which we show on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1.0 million increase in the number of shares of our common stock offered by us would increase or decrease the net proceeds to us from this offering by approximately $     million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds to us from this offering to make capital contributions of at least $     million to our insurance company subsidiary in order to grow our business and the remainder for general corporate purposes.
This expected use of net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and our existing cash and cash equivalents. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

DIVIDEND POLICY
We currently do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our common stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, legal, tax and regulatory limitations, contractual restrictions and other factors that our board of directors considers relevant.
Our status as a holding company and a legal entity separate and distinct from our subsidiaries affects our ability to pay dividends and make other payments. As a holding company without substantial operations of our own, the principal sources of our funds are dividends and other payments from our subsidiaries. The ability of our insurance company subsidiary to pay dividends to us is subject to limits under insurance laws of the states in which our insurance company subsidiary is domiciled or commercially domiciled. See “Risk Factors—Because we are a holding company and substantially all or a substantial portion of our operations are conducted by our insurance and service company subsidiaries, our ability to achieve liquidity at the holding company, including the ability to pay dividends and service our debt obligations, depends on our ability to obtain cash dividends or other permitted payments from our insurance and service company subsidiaries.” Furthermore, dividends from our insurance company subsidiary are limited by minimum capital requirements in state regulations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Regulation.” In addition, our ability to pay cash dividends is currently restricted by the terms of the Credit Agreement. Our future ability to pay cash dividends may also be limited by the terms of any future debt or preferred securities or future credit facility.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2023:
•on an actual basis; and
•on a pro forma as adjusted basis to give effect to (i) a        -for-1 split of each outstanding share of our common stock and the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will be in effect upon the completion of this offering and (ii) the sale of     shares of common stock in this offering at an assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The information below is illustrative only, and our additional paid-in capital, total stockholders’ equity, and total capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2023
	Actual	Pro Forma As Adjusted
	($ in thousands)
Cash and cash equivalents	$118,070	$
Borrowings under the Facility(1)	$—	$
Stockholders’ equity:
Common stock, $0.01 par value per share; 100 shares authorized, actual; 100 shares issued and outstanding, actual; and shares authorized, pro forma as adjusted; shares issued and outstanding, pro forma as adjusted	$—	$
Additional paid-in-capital	178,783
Accumulated other comprehensive loss	(11,372)
Retained earnings	24,666
Total stockholders’ equity	192,077
Total capitalization	$192,077	$
__________________
(1)As of May 1, 2024, we had no principal amount outstanding under our Facility and $75 million of remaining availability. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
A $1.00 increase or decrease in the assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would increase or decrease the as adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1.0 million increase or decrease in the number of shares of our common stock offered by us would increase or decrease the as adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $     million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The table above does not include shares that may be issued pursuant to the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, as adjusted additional paid-in capital, total stockholders’ equity and total capitalization would be $     million, $     million and $          million, respectively.

The number of shares of common stock that will be outstanding immediately after this offering reflected in the table above is based on     shares of our common stock outstanding immediately prior to this offering and excludes:
•             shares of common stock reserved for future issuance under the 2024 Plan.

DILUTION
If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of our common stock held by existing stockholders.
Our pro forma net tangible book value (deficit) as of December 31, 2023, was approximately $        , or approximately $        per share. Our pro forma net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of our outstanding common stock that will be outstanding immediately prior to the closing of this offering, and pro forma as adjusted net tangible book value per share of common stock represents pro forma net tangible book value divided by the number of shares of common stock outstanding, in each case, after giving effect to the closing of this offering.
After giving effect to the sale of common stock in this offering at an assumed initial public offering price of $        per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2023 would have been approximately $        , or approximately $       per share. This represents an immediate increase in the net tangible book value of $        per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the pro forma as adjusted net tangible book value after this offering) to new investors participating in this offering of $        per share.
The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of our common stock		$
Pro forma net tangible book value per share of our common stock as of December 31, 2023	1,920,773
Increase in book value per share attributable to new investors purchasing shares of our common stock in this offering
Pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering
Dilution per share of our common stock to new investors in this offering		$
Dilution is determined by subtracting pro forma as adjusted net tangible book value per share of common stock after the offering from the assumed initial public offering price per share of common stock.
If the underwriters exercise in full their option to purchase additional shares of our common stock, the pro forma as adjusted net tangible book value per share after giving effect to the offering and the use of proceeds therefrom would be $     per share. This represents an increase in pro forma as adjusted net tangible book value of $     per share to the existing stockholders and results in dilution in pro forma as adjusted net tangible book value of $     per share to new investors.
Assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase or decrease in the assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would increase or decrease our pro forma as adjusted tangible book value attributable to new investors purchasing shares in this offering by $     per share and the dilution to new investors by $     per share and increase or decrease the pro forma as adjusted net tangible book value per share after giving effect to this offering by $     per share. Similarly, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, a 1.0 million increase or decrease in the number of shares of our common stock offered by us would increase or decrease our pro forma as adjusted tangible book value attributable to new investors purchasing shares in this offering by $     per share and the

dilution to new investors by $     per share and increase or decrease the pro forma as adjusted net tangible book value per share after giving effect to this offering by $     per share.
The following table summarizes on a pro forma as adjusted basis, as of December 31, 2023, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders, and by new investors. As the table shows, new investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
($ in thousands, except percentages and share and per share data)
Existing stockholders		%	$	%	$
New investors
Total		%	$	%	$
If the underwriters were to exercise in full their option to purchase additional shares of our common stock from us, the percentage of shares of our common stock held by BIHL, on a pro forma as adjusted basis, as of December 31, 2023, would be     % and the percentage of shares of our common stock held by new investors would be     %.
Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, a $1.00 increase or decrease in the assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus,) would increase or decrease total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $     million, $     million and $     per share, respectively. Similarly, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, a 1.0 million increase or decrease in the number of shares of our common stock offered by us would increase or decrease total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $     million, $      million and $     per share, respectively.
The number of shares of common stock that will be outstanding immediately after this offering is based on     shares of our common stock outstanding immediately prior to the completion of this offering and excludes:
•           shares of common stock reserved for future issuance under the 2024 Plan.
To the extent that we grant options or other equity awards to our employees in the future and those options are exercised, those other equity awards are settled or other issuances of common stock are made, there will be further dilution to new investors. We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.
The dilution information above is for illustrative purposes only. Our as adjusted net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this prospectus. The discussion and analysis contain forward-looking statements that are subject to risks, uncertainties and other factors, described under the section titled “Risk Factors” and elsewhere in this prospectus. Our actual results may differ materially from those expressed in, or implied by, these forward-looking statements as results of such factors. See “Forward-Looking Statements.”
Overview
We are a profitable and growing company providing specialty P&C products. We focus on providing craft solutions in our specialty lines and classes of business that we believe require deep underwriting and claims expertise in order to produce attractive financial results. We have initially focused on underwriting Casualty, Professional Liability and Healthcare risks where our management team has deep experience. Across our underwriting divisions, our policyholders vary in size, industry and complexity and require specialized, innovative and customized solutions where we individually underwrite and structure policies for each account. As a result, our products are primarily written on an E&S basis, where we have flexibility of rate and policy form. We distribute our products through carefully selected relationships with leading distribution partners in both the wholesale and retail markets.
Our principal objective is to create and sustain superior returns for our stockholders by generating consistent underwriting profits across our product lines and through all market cycles, while prudently managing capital. We believe that our current market opportunity, differentiated expertise, relationships, culture and leadership team position us well to continue to grow our business profitably. We are organized as a single operating and reportable segment.
We founded our business in September 2020, recognizing a favorable pricing environment and a growing and unmet demand from brokers and policyholders for craft solutions and quality service in complex lines of business. We built a nimble, remote-friendly organization able to attract best-in-class talent that we source nationwide to service this demand, with 193 employees as of December 31, 2023 across the country who are committed to operational excellence and superior service. We are backed by capital provided by GPC Fund and our strategic partner AmFam, a mutual insurer with an “A” (Excellent) financial strength rating from A.M. Best and approximately $7.0 billion of policyholder surplus as of December 31, 2023. We originate business on the paper of AmFam through BSUI writing policies issued by AmFam under the name of AmFam and reinsure 100.0% of the insurance business we originate to BICI, our wholly-owned insurance company subsidiary. Our partnership with AmFam has enabled us to grow quickly but prudently, deploying capital and adding employees when business and growth justified.
Components of Our Results of Operations
Gross written premiums
Gross written premiums are the amounts received, or to be received, for insurance policies written or assumed by us during a specific period of time without reduction for policy acquisition costs, reinsurance costs or other deductions. The volume of our gross written premiums in any given period is generally influenced by new business submissions, binding of new business submissions into policies, renewals of existing policies and average size and premium rate of bound policies.
Ceded written premiums
Ceded written premiums are the amount of gross written premiums ceded to reinsurers. We enter into reinsurance contracts to limit our exposure to potential losses. The volume of our ceded written premiums is impacted by the level of our gross written premiums and any decision we make to increase or decrease retention levels and policy limits.

Net written premiums
Net written premiums are gross written premiums less ceded written premiums.
Net earned premiums
Net earned premiums represent the earned portion of our net written premiums. Our insurance policies generally have a term of one year but occasionally could be as long as seven years, and premiums are earned pro rata over the term of the policy.
Net losses and loss adjustment expenses
Net losses and loss adjustment expenses represent the costs incurred for insured losses, which include losses under a claims made or occurrence policy, paid or unpaid, expenses for settling claims, such as attorneys’ fees, investigation, appraisal, adjustment, defense costs and a portion of operating expenses allocated to claim resolution, net of any losses ceded to reinsurers. Net losses and loss adjustment expenses also include a provision for claims that have occurred but have not yet been reported to the insurer. These expenses are a function of the amount and type of insurance contracts the Company writes and the loss experience associated with the underlying coverage. In general, our net losses and loss adjustment expenses are affected by:
•the occurrence, frequency and severity of claims associated with the particular types of insurance contracts that we write;
•the mix of business written by us;
•changes in the legal or regulatory environment related to the business we write;
•trends in legal defense costs;
•inflation in the cost of claims, including inflation related to wages, medical costs, and building materials, as well as inflation related to the increase in the severity of claims above general economic inflation (i.e., social inflation); and
•the reinsurance agreements we have in place at the time of a loss.
Net losses and loss adjustment expenses are based on actual losses and expenses, as well as an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods. Net losses and loss adjustment expenses may be paid out over a period of years.
Net acquisition costs
Net acquisition costs are principally comprised of commissions we pay to our brokers, a ceding fee we pay to AmFam on net premiums assumed and premium-related taxes, which are net of ceding commissions we receive on business ceded through our reinsurance agreements. Net acquisition costs are deferred and amortized ratably over the terms of the related agreements.
Operating expenses
Operating expenses represent the general and administrative expenses of our operations including employee compensation and benefits, technology costs, office rent and professional service fees such as legal, accounting and actuarial services.
Net investment income
We earn interest income on our portfolio of invested assets, which are comprised of fixed maturity securities, cash and cash equivalents, and short-term investments.

Net realized investment gains
Net realized investment gains are a function of the difference between the amortized cost of securities sold and the proceeds received by the Company upon the sale of a security. Unrealized investment gains (losses) on fixed maturity securities are recorded within accumulated other comprehensive loss on the consolidated balance sheet.
Other insurance-related income
Other insurance-related income represents revenue we receive for providing insurance-related services.
Non-operating expenses
Non-operating expenses represent expenses related to various transactions that we consider to be unique and non-recurring in nature, including expenses related to our initial public offering.
Foreign exchange (gains) losses
Foreign exchange (gains) losses represent the remeasurement of a non-U.S. dollar operating expense to U.S. dollars due to the fluctuations in the exchange rate. The change in the liability due to the fluctuations in the exchange rate are included within the Consolidated Statements of Income and Comprehensive Income (Loss) at the end of each period.
Income tax expense
Currently, income tax expense primarily relates to federal income taxes. The amount of income tax expense or benefit recorded in future periods will depend on the jurisdictions in which we operate and the tax laws and regulations in effect.
Key Operating and Financial Metrics
We discuss certain key metrics, described below, which provide useful information about our business and the operational factors underlying our financial performance.
Underwriting income is a non-GAAP financial measure defined as income before income taxes excluding the impact of net investment income, net realized investment gains, other insurance-related income, foreign exchange (gains) losses, non-operating expenses, which include expenses payable by us in connection with this offering, and certain strategic initiatives. See “—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of underwriting income to income before income taxes, which is the most directly comparable financial metric prepared in accordance with U.S. GAAP.
Adjusted net income is a non-GAAP financial measure defined as net income excluding the impact of net realized investment gains, foreign exchange (gains) losses, non-operating expenses, which include expenses payable by us in connection with this offering, and certain strategic initiatives. See “—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of adjusted net income to net income, which is the most directly comparable financial metric prepared in accordance with U.S. GAAP.
Adjusted return on equity is a non-GAAP financial measure defined as adjusted net income as a percentage of average beginning and ending stockholders’ equity. See “—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of adjusted return on equity to return on equity, which is the most directly comparable financial metric prepared in accordance with U.S. GAAP.
Loss ratio, expressed as a percentage, is the ratio of net losses and loss adjustment expenses to net earned premiums.
Expense ratio, expressed as a percentage, is the ratio of net acquisition costs and operating expenses to net earned premiums.
Combined ratio, expressed as a percentage, is the sum of loss ratio and expense ratio.

Return on equity is net income as a percentage of average beginning and ending stockholders’ equity.
Results of Operations
Year ended December 31, 2023 compared to year ended December 31, 2022
The following table summarizes our results of operations for the years ended December 31, 2023 and 2022:

	Years Ended December 31,
	2023	2022	$ Change	% Change
	($ in thousands, except percentages)
Gross written premiums	$507,688	$356,948	$150,740	42.2%
Ceded written premiums	(173,016)	(111,834)	(61,182)	54.7%
Net written premiums	$334,672	$245,114	$89,558	36.5%
Revenues
Net earned premiums	$263,902	$182,863	$81,039	44.3%
Net investment income	19,371	4,725	14,646	310.0%
Other insurance-related income	125	14	111	765.0%
Total revenues	283,398	187,602	95,796	51.1%
Expenses
Net losses and loss adjustment expenses	166,282	111,761	54,521	48.8%
Net acquisition costs	20,935	15,194	5,740	37.8%
Operating expenses	63,456	45,986	17,471	38.0%
Non-operating expenses	630	—	630	NM
Foreign exchange (gains) losses	(20)	—	(20)	NM
Total expenses	251,283	172,941	78,342	45.3%
Income before income taxes	32,115	14,661	17,454	119.0%
Income tax expense	(7,068)	(3,405)	(3,662)	107.5%
Net income	$25,047	$11,256	$13,791	122.5%

Key Operating and Financial Metrics:
Underwriting income(1)	$14,035	$9,922	$4,113	41.5%
Adjusted net income(1)	26,152	11,256	14,896	132.3%
Loss ratio	63.0%	61.1%
Expense ratio	32.0%	33.5%
Combined ratio	95.0%	94.6%
Return on equity	18.2%	13.1%
Adjusted return on equity(1)	19.0%	13.1%
__________________
NM - Percentage change is not meaningful.
(1)Non-GAAP financial measure. See “—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measure in accordance with their most applicable U.S. GAAP measure.
Our net income was $25.0 million for the year ended December 31, 2023 compared to $11.3 million for the year ended December 31, 2022, an increase of $13.8 million, or 122.5%, due to continued profitable growth and an increase in net investment income driven by higher investment balances and higher interest rates, partially offset by increases in operating and non-operating expenses.

Premiums
The following table presents gross written premiums by underwriting division for the years ended December 31, 2023 and 2022:

	Years Ended December 31,
	2023	% of Total	2022	% of Total	$ Change	% Change
	($ in thousands, except percentages)
Casualty	$277,455	54.7%	$192,592	54.0%	$84,863	44.1%
Professional Liability	145,251	28.6%	105,367	29.5%	39,884	37.9%
Healthcare	84,982	16.7%	58,989	16.5%	25,993	44.1%
Gross written premiums	$507,688	100.0%	$356,948	100.0%	$150,740	42.2%
Gross written premiums increased $150.7 million, or 42.2%, to $507.7 million for the year ended December 31, 2023 from $356.9 million for the year ended December 31, 2022. The increase in gross written premiums was due to new business generated by the continued growth of our platform, of which $84.9 million came from our Casualty division, representing 56.3% of the increase in gross written premiums.
Net written premiums increased $89.6 million, or 36.5%, to $334.7 million for the year ended December 31, 2023 from $245.1 million for the year ended December 31, 2022. The increase in net written premiums was primarily due to the growth in gross written premiums for the year ended December 31, 2023, partially offset by the increase in ceded written premium primarily due to the volume of written premiums subject to quota share reinsurance treaties within our Professional Liability underwriting division.
Net earned premiums increased $81.0 million, or 44.3%, to $263.9 million for the year ended December 31, 2023 from $182.9 million for the year ended December 31, 2022. The increase in net earned premiums was primarily due to the earning of increased gross written premiums offset by the earning of increased ceded written premiums under reinsurance agreements.
Loss ratio
Our loss ratio was 63.0% for the year ended December 31, 2023 compared to 61.1% for the year ended December 31, 2022, or an increase of 1.9 points. The increase in the loss ratio was primarily driven by the increase in current accident year loss ratio for the Casualty division, which comprised approximately 54.7% of the Company’s gross written premium, and a lower proportion of Casualty policies with limits that attached to the excess of loss reinsurance treaty.
The following table summarizes the effect of the factors indicated above on the loss ratio for the years ended December 31, 2023 and 2022:

	Years Ended December 31,
	2023		2022
	Net losses and loss adjustment expenses	% of earned premiums	Net losses and loss adjustment expenses	% of earned premiums
	($ in thousands, except percentages)
Current accident year	$166,282	63.0%	$114,067	62.4%
Prior accident year reserve development	—	—%	(2,306)	(1.3)%
Total	$166,282	63.0%	$111,761	61.1%

Expense ratio
Our expense ratio was 32.0% for the year ended December 31, 2023 compared to 33.5% for the year ended December 31, 2022, a decrease of 1.5 points.
The following table summarizes the components of the expense ratio for the years ended December 31, 2023 and 2022:

	Years Ended December 31,
	2023		2022
	Expenses	% of Net Earned Premiums	Expenses	% or Net Earned Premiums
	($ in thousands, except percentages)
Net acquisition costs	20,935	7.9%	15,194	8.3%
Operating expenses	63,456	24.0%	45,986	25.1%
Total	$84,391	32.0%	$61,180	33.5%
The decrease in the expense ratio for the year ended December 31, 2023 was primarily due to the increase in net earned premiums more than offsetting the dollar increase in net acquisition costs and operating expenses.
Gross acquisition costs as a percentage of gross earned premiums was 15.0% for the years ended December 31, 2023 and December 31, 2022, and ceded earned commissions as a percentage of ceded earned premium was 29.4% for the year ended December 31, 2023 compared to 29.6% to for the year ended December 31, 2022.
Combined ratio
The combined ratio was 95.0% for the year ended December 31, 2023, compared to 94.6% for the year ended December 31, 2022. The increase in the combined ratio was due to the increase in the loss ratio partially offset by the decrease in the expense ratio.
Investing results
Net investment income increased $14.6 million to $19.4 million for the year ended December 31, 2023 from $4.7 million for the year ended December 31, 2022. The increase in net investment income is primarily due to a higher average balance of investments during the year ended December 31, 2023 and higher yields on invested assets.
Income tax expense
Income tax expense was  $7.1 million for the year ended December 31, 2023, compared to $3.4 million for the year ended December 31, 2022. Our effective tax rate was 22.0% for the year ended December 31, 2023, compared to 23.2% for the year ended December 31, 2022. The Company’s provision for income taxes generally does not deviate substantially from the statutory rate. The effective tax rate may vary slightly from the statutory tax rate due to state taxes and certain tax adjustments for permanent differences.
Reconciliation of Non-GAAP Financial Measures
Underwriting income
We define underwriting income as income before income taxes excluding the impact of net investment income, net realized investment gains, other insurance-related income, foreign exchange (gains) losses, non-operating expenses, which include expenses payable by us in connection with this offering, and certain strategic initiatives. Underwriting income represents the pre-tax profitability of the Company's underwriting operations and allows us to evaluate our underwriting performance without regard to net investment income. We use this metric as we believe it gives our management and other users of our financial information useful insight into our underlying business performance. Underwriting income should not be viewed as a substitute for income before income taxes calculated in accordance with U.S. GAAP, and other companies may define underwriting income differently.

Underwriting income for the years ended December 31, 2023 and 2022 reconciles to income before income taxes as follows:

	Years Ended December 31,
	2023	2022
	($ in thousands)
Income before income taxes	$32,115	$14,661
Adjustments:
Net investment income	(19,371)	(4,725)
Other insurance-related income	(125)	(14)
Foreign exchange (gains) losses	(20)	—
Non-operating expenses	630	—
Strategic initiatives(1)	806	—
Underwriting income	$14,035	$9,922
__________________
(1)Strategic initiatives for the year ended December 31, 2023 represents costs incurred to set up our Baleen Specialty division, which is recorded in operating expenses within the Consolidated Statements of Income and Comprehensive Income (Loss). The costs incurred primarily represent expenses to implement the new platform and processes supporting the Baleen Specialty division. See “Business— Our Strategy”
Adjusted net income
We define adjusted net income as net income excluding the impact of net realized investment gains, foreign exchange (gains) losses, non-operating expenses, which include expenses payable by us in connection with this offering, and certain strategic initiatives. Adjusted net income excludes the impact of certain items that may not be indicative of underlying business trends, operating results, or future outlook, net of tax impact. We calculate the tax impact only on adjustments which would be included in calculating our income tax expense using the estimated tax rate at which we received a deduction for these adjustments. We use adjusted net income as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted net income should not be viewed as a substitute for net income calculated in accordance with U.S. GAAP, and other companies may define adjusted net income differently.
Adjusted net income for the years ended December 31, 2023 and 2022 reconciles to net income as follows:

	Years Ended December 31,
	2023		2022
	Before income taxes	After income taxes	Before income taxes	After income taxes
	($ in thousands)
Income as reported	$32,115	$25,047	$14,661	$11,256
Adjustments:
Foreign exchange (gains) losses	(20)	(20)	—	—
Non-operating expenses	630	630	—	—
Strategic initiatives(1)	806	806	—	—
Tax impact	—	(311)	—	—
Adjusted net income	$33,531	$26,152	$14,661	$11,256
_________________
(1)Strategic initiatives for the year ended December 31, 2023 represents costs incurred to set up our Baleen Specialty division, which is recorded in operating expenses within the Consolidated Statements of Income and Comprehensive Income (Loss). The costs incurred primarily represent expenses to implement the new platform and processes supporting the Baleen Specialty division. See “Business— Our Strategy”

Adjusted return on equity
We define adjusted return on equity as adjusted net income as a percentage of average beginning and ending stockholders’ equity. We use adjusted return on equity as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted return on equity should not be viewed as a substitute for return on equity calculated in accordance with U.S. GAAP, and other companies may define adjusted return on equity differently.
Adjusted return on equity for the years ended December 31, 2023 and 2022 reconciles to return on equity as follows:

	Year Ended December 31,
	2023	2022
	($ in thousands, except percentages)
Numerator: Adjusted net income	$26,152	$11,256
Denominator: Average stockholders' equity	137,726	86,050
Adjusted return on equity	19.0%	13.1%
Liquidity and Capital Resources
Sources and Uses of Funds
We are organized as a Delaware holding company with our operations primarily conducted by our wholly- owned insurance company subsidiary, BICI, domiciled in the State of Wisconsin, BSUI, our MGA, and BUSI, our services company.
The holding company may receive cash through (i) capital contributions or issuance of equity and debt securities, (ii) payments from our subsidiaries pursuant to our consolidated tax allocation agreement and other transactions and (iii) dividends from our insurance company subsidiary. We also may use the proceeds from these sources to contribute funds to our insurance company subsidiary in order to support premium growth, pay dividends and taxes and for other business purposes.
We file a consolidated U.S. federal income tax return with our subsidiaries, and under our tax allocation agreement, each participant is charged or refunded taxes according to the amount that the participant would have paid or received had it filed on a separate return basis with the Internal Revenue Service.
Our insurance company subsidiary, BICI, is licensed and domiciled in the State of Wisconsin. Under Wisconsin law, BICI is required to maintain specified levels of statutory capital and surplus and is restricted by law as to the amount of dividends it can pay without the approval of regulatory authorities. BICI is restricted from paying dividends by the lesser of: (i) 10% of statutory capital and surplus as of the preceding December 31, 2023 or; (ii) the greater of: (A) statutory net income for the calendar year preceding the date of the dividend distribution, minus realized capital gains for that year, or (B) aggregate of net income for the three calendar years preceding the date of the dividend or distribution, minus realized capital gains for those calendar years and minus dividends paid or credited and distributions made within the first two of the preceding three calendar years. As of December 31, 2023, the maximum dividend that BICI could pay without the approval of regulatory authorities was $2.9 million. Insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance company subsidiary may in the future adopt statutory provisions more restrictive than those currently in effect.
As of December 31, 2023 our holding company had $1,000 in cash and investments. We believe we have sufficient liquidity available at our subsidiaries to meet our operating cash needs and obligations for the next 12 months.

Revolving Credit Facility
On April 22, 2024 we entered into a Credit Agreement (the “Credit Agreement”) with the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, swingline lender and issuing bank.The Credit Agreement provides for a senior secured revolving credit facility (the “Facility”) in the aggregate principal amount of $75 million, which includes a $5 million sub-facility for letters of credit. All obligations under the Facility and obligations in respect of certain cash management services and swap agreements with the lenders and their affiliates are (i) unconditionally guaranteed by certain of our subsidiaries (collectively, the “subsidiary guarantors”) and (ii) secured by a first-priority perfected lien (subject to certain exceptions and limitations) in substantially all of our and the subsidiaries guarantors’ assets. The Credit Agreement contains certain customary covenants, including financial maintenance covenants.The Facility matures on April 22, 2027, subject to a springing maturity provision whereby, as a result of any party to an MGA Agreement providing a notice of termination to any other party thereunder, the maturity date would instead be the date (so long as such date is earlier than April 22, 2027) that is 91 days prior to the date such MGA Agreement will terminate by its terms following such notice, unless a replacement MGA Agreement is entered into prior to such date. As of May 1, 2024, we did not have any borrowings outstanding under the Facility.
Cash Flows
Our most significant source of cash is from premiums received, which, for most policies, we receive at the beginning of the coverage period, net of the related commission amount for the policies. Our most significant cash outflows include claims that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that generally earn interest. We also use cash to pay ceded reinsurance premiums, net of ceding commissions received, and payment of ongoing operating expenses, such as employee compensation and benefits, technology costs, office rent and professional service fees.
The timing of our cash flows from operating activities can vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant, and as a result their timing can influence cash flows from operating activities in any given period. We believe that cash receipts from premiums and proceeds from net investment income are sufficient to cover cash outflows in the foreseeable future.
Our cash flows for the years ended December 31, 2023 and 2022 were as follows:

	Years Ended December 31,
	2023	2022
	($ in thousands)
Net cash provided by operating activities	$236,225	$181,644
Net cash used in investing activities	(274,765)	(187,458)
Net cash provided by (used in) financing activities	77,656	(1,000)
Net change in cash, cash equivalents and restricted cash	$39,117	$(6,814)
The increase in cash provided by operating activities in the year ended December 31, 2023 compared to the year ended December 31, 2022 was due primarily to growth in our business operations compared to the timing of claim payments and subsequent reinsurance recoveries, which occur later than cash collections on premiums.
For the year ended December 31, 2023, net cash used in investing activities was $274.8 million due to growth in our business operations. For the year ended December 31, 2023, funds from operations and capital contributions from BIHL were used to purchase fixed-maturity securities, and short-term investments of $367.2 million. During the year ended December 31, 2023, we received proceeds of $96.3 million from sales of fixed-maturity securities and short term investments. Net cash used in investing activities also includes purchases of property and equipment of $3.8 million.

For the year ended December 31, 2022, net cash used in investing activities was $187.5 million. For the year ended December 31, 2022, funds from operations were used to purchase fixed-maturity securities, and short-term investments of $198.3 million. During the year ended December 31, 2022, we received proceeds of $14.8 million from sales of fixed-maturity securities. Net cash used in investing activities also includes purchases of property and equipment of $4.0 million.
For the year ended December 31, 2023, net cash provided by financing activities was $77.7 million and reflected capital contributions from BIHL. For the year ended December 31, 2022, net cash used in financing activities was $(1.0) million and reflected capital distributions to BIHL of $(25.0) million offset by capital contributions from BIHL of $24.0 million.
Reinsurance
We purchase various forms of reinsurance to manage loss exposures and safeguard our capital. Through reinsurance, we transfer certain exposures to a reinsurer, and in return the reinsurer receives a portion of the premium (less a ceding commission paid to us). We strategically use a combination of quota share and excess of loss reinsurance treaties to retain risk (and premium) we underwrite while providing balance sheet protection from larger losses.
A quota share reinsurance treaty is an agreement where reinsurers assume a percentage of the company’s losses in exchange for a negotiated percentage of premium. An excess of loss reinsurance treaty is an agreement where reinsurers agree to assume a portion of losses for a specific event in excess of a specified amount in return for a negotiated premium. Reinsurance needs are determined with principal input from our Chief Underwriting Officer based on a multitude of factors, including risk appetite, market conditions, loss history and reinsurance capacity.
We place reinsurance through our subsidiary, BICI, which reinsures 100.0% of the premium placed by BSUI. In turn, BICI strategically transfers exposures to third-party reinsurers utilizing different structures depending on the line of business.
While we offer up to $15.0 million of limit on our insurance policies, we generally seek not to retain more than $5.0 million of risk per policy and seek to utilize reinsurance to achieve that objective. At each renewal, we consider various factors when determining our reinsurance coverage, including (i) plans to change the underlying insurance coverage we offer, (ii) trends in loss activity, (iii) the level of our capital and surplus, (iv) changes in our risk appetite and (v) the cost, terms and availability of reinsurance coverage.
Currently, all of our lines of business (except Cyber) use a quota share reinsurance treaty where 25.0% of the exposure is ceded to reinsurers. Additionally, all of our lines of business (except Cyber) use an excess of loss reinsurance treaty ceding 60.1% of losses in excess of $5.0 million up to $15.0 million to our reinsurers. Cyber, as a specialized line of business, is placed under a separate quota share structure under which we currently cede 64% of the exposure to reinsurers. The only reinsurance covering our Cyber line of business is pursuant to this Cyber-specific quota share reinsurance agreement. Our Cyber line of business does not benefit from our excess of loss reinsurance program and there is no separate excess of loss reinsurance program for our Cyber line of business. In addition to the core treaties outlined above, we may also place additional reinsurance on specific risk classes, as we deem prudent. For example, we have placed additional quota share reinsurance protection to address auto exposure embedded in our casualty lines of business. Our reinsurance treaties are currently subject to caps which currently range from 250% to 350% of the subject matter ceded premium and should these caps be exceeded we would retain any losses in excess of those caps.
Our reinsurance treaties typically have a 12- or 18-month term. During each renewal cycle, we may change our coverage terms or the composition of our reinsurance panel. Currently, the quota share reinsurance treaty for Cyber generally renews on January 1, 2025 while the remainder of our reinsurance treaties renew on May 1, 2025. Although exact cession percentages and specific coverage terms may vary at each treaty renewal, we intend to renew on similar terms as expiring to maintain our desired level of net risk appetite.

The following table summarizes the Company’s top five reinsurers, their A.M. Best financial strength rating and percent of total reinsurance recoverable as of December 31, 2023:

Reinsurer	A.M. Best Rating	% of Total
Renaissance Reinsurance U.S. Inc	A+	29.8%
Markel Global Reinsurance Company	A	24.5%
Endurance Assurance Corporation	A+	24.4%
Partner Reinsurance Company of the U.S.	A+	8.5%
Ascot Bermuda Limited	A	7.3%
All other reinsurers	At least A	5.5%
Total		100.0%
Contractual Obligations and Commitments
We have entered into software service agreements that have purchase obligations depending on the amount of premiums written. The fixed and determinable portion of these purchase obligations were approximately $1.3 million as of December 31, 2023, and comes due in 2024.
We have entered into two office lease agreements for our New York and Chicago offices, which are classified as operating leases. These leases expire in August 2024 and May 2025, respectively. The lease for our Chicago office contains an option to extend the length of the lease term. We are not reasonably certain that we will exercise the option to extend these leases. As of December 31, 2023, and 2022, the discounted operating lease liabilities were $0.7 million and $1.2 million, respectively.
Financial Condition
Stockholders’ equity
As of December 31, 2023, total stockholders’ equity was $192.1 million compared to total stockholders’ equity of $83.4 million as of December 31, 2022. The increase in total stockholders’ equity as of the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily due to capital contributions from BIHL, net income generated during the period, a decrease in unrealized losses on available-for-sale investments, net of taxes and net activity related to stock-based compensation plans.
Dividend declarations
We did not declare any dividends during the years ended December 31, 2023 and 2022 .
Investment portfolio
We seek to maintain a diversified portfolio of instruments that prioritize invested capital preservation, with a secondary focus on generating predictable and stable returns. Our investment portfolio is tailored to align with the characteristics of the underlying insurance liabilities. Our asset allocation strategy focuses on high-quality fixed-income instruments, with no appetite for equity or alternative investment risk. One of the primary features of our asset allocation is maintaining sufficient readily available funds to pay claims and expenses. Consequently, the bulk of our reserves are invested in securities which can be expected to maintain a close relationship between market and statement values, under most conditions. Our portfolio therefore consists entirely of cash, cash equivalents, short-term investments and investment-grade fixed-income securities.
We actively manage and monitor our investment risk to balance the goals of stable growth and liquidity with our need to comply with the insurance regulatory frameworks within which we operate as well as the capital framework agreements with AmFam. Our board of directors reviews and approves our investment policy and strategy on a regular basis.

As of December 31, 2023, the majority of our investment portfolio, or $554.6 million, was comprised of fixed maturity securities that are classified as available-for-sale and carried at fair value with unrealized gains (losses) recognized in accumulated other comprehensive loss. Also included in our investment portfolio were $8.8 million of short-term investments. Our fixed maturity securities, including cash equivalents, had a weighted average effective duration of 2.0 years and an average rating of “AA” at December 31, 2023. Our fixed income investment portfolio had a book yield of  4.3% and a market yield of 5.2% as of December 31, 2023, compared to 3.1% and 4.9%, respectively, as of December 31, 2022.
As of December 31, 2023, the amortized cost and estimated fair value of our fixed-maturity, and short-term investments were as follows:

As of December 31, 2023	Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands, except percentages)
Fixed maturity securities
U.S. government and government agency	$252,294	$252,541	44.8%
State and municipal	55,984	50,720	9.0%
Commercial mortgage-backed securities	26,573	25,436	4.5%
Residential mortgage-backed securities	79,032	74,702	13.3%
Asset-backed securities	42,964	42,033	7.5%
Corporate	112,166	109,192	19.4%
Total fixed maturity securities	$569,013	$554,624	98.4%
Short-term investments	8,830	8,824	1.6%
Total investments	$577,843	$563,448	100.0%
The table below summarizes the credit quality of our fixed maturity securities as of December 31, 2023:

As of December 31, 2023	Fair Value	% of Total Fair Value
	($ in thousands, except percentages)
Rating
AAA	$101,648	18.3%
AA	338,369	61.0%
A	76,849	13.9%
BBB	37,758	6.8%
Total	$554,624	100.0%

The amortized cost and estimated fair value of our available-for-sale investments in fixed-maturity securities summarized by contractual maturity as of December 31, 2023, were as follows:

As of December 31, 2023	Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands, except percentages)
Fixed maturity securities:
Due in one year or less	$254,656	$254,443	45.9%
Due after one year through five years	122,274	118,585	21.4%
Due after five years through ten years	27,145	25,265	4.6%
Due after ten years	16,369	14,160	2.6%
	420,444	412,453	74.4%
Commercial mortgage-backed securities	26,573	25,436	4.6%
Residential mortgage-backed securities	79,032	74,702	13.5%
Asset-backed securities	42,964	42,033	7.6%
Total	$569,013	$554,624	100.0%
Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, and the lenders may have the right to put the securities back to the borrower.
Restricted Assets
We are required to maintain assets in trust accounts to support the obligations of the 100.0% Quota Share Agreement with AmFam, a related party of the Company. The assets held in trust include fixed maturity securities, short-term investments and restricted cash and cash equivalents, as collateral for transactions with AmFam. The Company is entitled to interest income earned on these restricted assets, which is included in net investment income in the Consolidated Statements of Income and Comprehensive Income (Loss).

As of December 31, 2023	Fair Value
($ in thousands)
Restricted investments	284,822
Restricted cash and cash equivalents	1,698
Total restricted assets	$286,520
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in interest rates, equity prices, foreign currency exchange rates and commodity prices. The primary component of market risk affecting us is interest rate risk associated with our investments in fixed maturity securities. We do not have material exposure to equity prices, foreign currency exchange rate risk or commodity risk.
Interest Rate Risk
Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Fluctuations in interest rates have a direct effect on the market valuation of our fixed maturity securities. When market interest rates rise, the fair value of our securities decreases. Conversely, as interest rates fall, the fair value of our securities increases. Changes in interest rates will have an immediate effect on comprehensive loss and stockholders’ equity, but will not ordinarily have an immediate effect on net income. We manage this interest rate risk by investing in securities with varied maturity dates and by managing the duration of our investment portfolio in directional relation to the duration of our reserves.

We had fixed maturity securities, short-term investments and cash and cash equivalents with a fair value of $567.3 million at December 31, 2023 and $319.6 million at December 31, 2022 that were subject to interest rate risk. The table below illustrates the sensitivity of the fair value of our fixed maturity securities, short-term investments and cash and cash equivalents to selected hypothetical changes in interest rates as of December 31, 2023 and 2022.

	As of December 31, 2023			As of December 31, 2022
	Estimated Fair Value	Estimated Change in Fair Value	Estimated % Increase (Decrease) in Fair Value	Estimated Fair Value	Estimated Change in Fair Value	Estimated % Increase (Decrease) in Fair Value
	($ in thousands, except percentages)
200 basis point increase	545,278	(22,070)	(3.9)%	303,678	(15,882)	(5.0)%
100 basis point increase	556,058	(11,290)	(2.0)%	311,379	(8,181)	(2.6)%
No change	567,348	—	—%	319,560	—	—%
100 basis point decrease	578,978	11,631	2.1%	328,220	8,660	2.7%
200 basis point decrease	590,836	23,488	4.1%	337,264	17,704	5.5%
Changes in interest rates will have an immediate effect on other comprehensive income and stockholders’ equity, but will not ordinarily have an immediate effect on net income. Actual results may differ from the hypothetical change in market rates assumed in this disclosure. This sensitivity analysis does not reflect the results of any action that we may take to mitigate such hypothetical losses in fair value.
Credit Risk
Credit risk is the potential loss resulting from adverse changes in an issuer’s ability to repay its debt obligations. We have exposure to credit risk as a holder of fixed maturity securities. Our investment policy is designed to primarily invest in debt instruments of high credit quality issuers and to manage the amount of credit exposure with limits on particular ratings categories, limits for any one issuer and limits for sectors and regions. We monitor our investment portfolio to ensure that credit risk does not exceed prudent levels. The majority of our investment portfolio is invested in high credit quality, investment grade fixed maturity securities. As of December 31, 2023, our fixed maturity portfolio has an average rating by at least one nationally recognized rating organization of “ AA ,” with approximately 93.4% rated “A” or better. We purchase fixed maturity securities based on our assessment of the credit quality of the underlying assets without regard to insurance.
In addition, we are subject to credit risk as we cede a portion of our risks to reinsurers. Although our reinsurers are obligated to reimburse us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have ceded. As a result, reinsurance contracts do not limit our ultimate obligations to pay claims covered under the insurance policies we issue and we might not collect amounts recoverable from our reinsurers. We address this credit risk by selecting reinsurers that have an A.M. Best rating of “A” (Excellent) or better at the time we enter into the agreement and by performing, along with our reinsurance broker, periodic credit reviews of our reinsurers. As of December 31, 2023, 100% of our reinsurance recoverables were either derived from reinsurers rated “A” (Excellent) by A.M. Best, or better.
Critical Accounting Policies and Estimates
We identified the following accounting estimates as critical to the understanding of our financial position and results of operations:
•reserves for losses and loss adjustment expenses;
•reinsurance recoverable;
•fair value measurements of financial assets and liabilities; and
•deferred income tax.

Critical accounting estimates are defined as those estimates that are both important to the portrayal of our financial condition and results of operations and require us to exercise significant judgment. We use significant judgment concerning future results and developments in applying these critical accounting estimates and in preparing our consolidated financial statements. These judgments and estimates affect our reported amounts of assets, liabilities, revenues and expenses and the disclosure of our material contingent assets and liabilities. Actual results may differ materially from the estimates and assumptions used in preparing the consolidated financial statements. We evaluate our estimates regularly using information that we believe to be relevant. For a detailed discussion of our accounting policies, see Note 2, “Significant Accounting Policies,” to our consolidated financial statements included elsewhere in this prospectus.
Reserves for Losses and Loss Adjustment Expenses
Reserve for losses and loss adjustment expenses represents our estimated ultimate cost of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. We do not discount our reserves for losses to reflect estimated present value. We estimate the reserves using individual case-basis valuations of reported claims and statistical analyses and various actuarial procedures. Those estimates are based on our historical information, industry and peer group information and our estimates of future trends in variable factors such as loss severity, loss frequency and other factors such as inflation. We regularly review our estimates and adjust them as necessary as experience develops or as new information becomes known to us. Additionally, during the loss settlement period, it often becomes necessary to refine and adjust the estimates of liability on a claim either upward or downward. Even after such adjustments, the ultimate liability may exceed or be less than the revised estimates. Accordingly, the ultimate settlement of losses and loss adjustment expenses may vary significantly from the estimate included in our financial statements.
We categorize our reserves for unpaid losses and loss adjustment expenses into two types: case reserves and reserves for IBNR.
Case reserves are established for individual claims that have been reported to us. We are notified of losses by our insureds, their agents or our brokers. Based on the information provided, we establish case reserves by estimating the ultimate losses from the claim, including defense costs associated with the ultimate settlement of the claim. Our claims department personnel use their knowledge of the specific claim along with advice from internal and external experts, including underwriters and legal counsel, to estimate the expected ultimate losses.
With the assistance of an independent actuarial firm, we estimate the cost of losses and loss adjustment expenses related to IBNR based on an analysis of several commonly accepted actuarial loss projection methodologies. The IBNR that we book represents management’s best estimate.
The following tables summarize our gross and net reserves for unpaid losses and loss adjustment expenses as of December 31, 2023 and 2022.

	Year Ended December 31, 2023
	Gross	% of Total	Net	% of Total
	($ in thousands, except percentages)
Case reserves	$22,616	5.2%	$18,063	6.1%
IBNR	408,570	94.8%	276,849	93.9%
Total reserves	$431,186	100.0%	$294,912	100.0%

	Year Ended December 31, 2022
	Gross	% of Total	Net	% of Total
	($ in thousands, except percentages)
Case reserves	$7,573	3.7%	$6,064	4.2%
IBNR	199,478	96.3%	137,606	95.8%
Total reserves	$207,051	100.0%	$143,670	100.0%

The process of estimating the reserves for losses and loss adjustment expenses requires a high degree of judgment and is subject to several variables. In establishing the quarterly actuarial recommendation for the reserves for losses and loss adjustment expenses, consideration is given to several actuarial methods. A first step is to select an initial expected ultimate loss and ALAE ratio for each reserving segment. This is done with assistance from our actuarial consultants. Consideration is given to input from our underwriting and claims departments, internal pricing data and industry benchmarks provided by our actuarial consultants. The actuarial methods utilize, to varying degrees, the initial expected loss ratio, analysis of industry and internal claims reporting and payment patterns, paid and reported experience, industry loss experience and changes in market conditions, policy forms, exclusions and exposures. The actuarial methods used to estimate loss and loss adjustment expense reserves are:
•Reported and/or Paid Loss Development Methods — Ultimate losses are estimated based on historical or industry loss reporting (or payout) patterns applied to current reported (or paid) loss and ALAE. Reported losses are the sum of paid and case losses. Industry development patterns are substituted for historical development patterns when sufficient historical data is not available.
•Reported and/or Paid Bornhuetter-Ferguson Method — Ultimate losses are estimated as the sum of cumulative reported (or paid) losses and estimated IBNR (or unpaid) losses. IBNR (or unpaid) losses are estimated based on historical or industry reporting (or payout) development patterns and the initial expected ultimate loss and ALAE ratio.
Since our loss experience is less mature, we are primarily relying on a weighting between the initial expected loss and ALAE ratio and the indications resulting from the Reported Bornhuetter-Ferguson Method.
Our reserves are driven by several important factors, including litigation and regulatory trends, legislative activity, climate change, social and economic patterns, and claims inflation assumptions. Our reserve estimates reflect current inflation in legal claims’ settlements and assume we will not be subject to losses from significant new legal liability theories. Our reserve estimates assume that there will not be significant changes in the regulatory and legislative environment. The impact of potential changes in the regulatory or legislative environment is difficult to quantify in the absence of specific, significant new regulation or legislation. In the event of significant new regulation or legislation, we will attempt to quantify its impact on our business, but no assurance can be given that our attempt to quantify such inputs will be accurate or successful.
Although we believe that our reserve estimates are reasonable, it is possible that our actual loss experience may not conform to our assumptions. Specifically, our actual ultimate loss ratio could differ from our initial expected loss ratio or our actual reporting and payment patterns could differ from our expected reporting and payment patterns, which are based on our own data and industry data. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimates included in our financial statements. We regularly review our estimates and adjust them as necessary as experience develops or as new information becomes known to us. Such adjustments are included in the results of current operations.

The table below quantifies the impact of potential reserve deviations from our carried reserve as of December 31, 2023. We applied a sensitivity factor to net reserves for unpaid losses and loss adjustment expenses for the three underwriting divisions. We believe that potential changes such as these would not have a material impact on our liquidity.

	Potential Impact on 2023
Underwriting Division	Net Reserves for Unpaid Losses and Loss Adjustment Expenses	7.5% Higher	Pre-tax Income	Stockholders’ Equity(1)	7.5% Lower	Pre-tax Income	Stockholders’ Equity(1)
		($ in thousands)
Casualty	$160,708	172,761	(12,053)	(9,522)	148,655	12,053	9,522
Professional Liability	$85,739	92,169	(6,430)	(5,080)	79,309	6,430	5,080
Healthcare	$48,466	52,101	(3,635)	(2,872)	44,831	3,635	2,872
_______________
(1)In 2023, the effective tax rate was consistent with the U.S. corporate income tax rate of 21% which is used to estimate the potential impact to stockholders’ equity.
The amount by which estimated losses differ from those originally reported for a period is known as “development.” Development is unfavorable when the losses ultimately settle for more than the amount reserved or subsequent estimates indicate a basis for reserve increases on unresolved claims. Development is favorable when losses ultimately settle for less than the amount reserved or subsequent estimates indicate a basis for reducing loss reserves on unresolved claims. We reflect favorable or unfavorable development of loss reserves in the results of operations in the period the estimates are changed.
Reinsurance recoverables
We enter into reinsurance contracts to limit our exposure to potential large losses. Our reinsurance is primarily contracted under quota-share reinsurance treaties and excess of loss treaties. In quota-share reinsurance, the reinsurer agrees to assume a specified percentage of the ceding company’s losses arising out of a defined class of business in exchange for a corresponding percentage of premiums, net of a ceding commission. In excess of loss reinsurance, the reinsurer agrees to assume all or a portion of the ceding company's losses, in excess of a specified amount. In excess of loss reinsurance, the premium payable to the reinsurer is negotiated by the parties based on their assessment of the amount of risk being ceded to the reinsurer because the reinsurer does not share proportionately in the ceding company's losses.
The recognition of reinsurance recoverables requires two key estimates as follows:
•The first estimate is the amount of loss reserves to be ceded to our reinsurers. This amount consists of our case reserves and IBNR. See “Reserves for Losses and Loss Adjustment Expenses” under “Critical Accounting Policies and Estimates” above and Note 2, “Significant Accounting Policies” in our consolidated financial statements in this prospectus for further discussion.
•The second estimate is the amount of the reinsurance recoverable balance we believe will ultimately not be collected from reinsurers. We are selective in choosing reinsurers, buying reinsurance from reinsurers with an A.M. Best rating of “A” (Excellent) or better. The amount we ultimately collect may differ from our estimate due to the ability and willingness of reinsurers to pay claims, which may be negatively impacted by factors such as insolvency, contractual disputes over contract language or coverage and/or other reasons. In addition, economic conditions and/or operational performance of a particular reinsurer may deteriorate, and this could also affect the ability and willingness of a reinsurer to meet their contractual obligations
As of December 31, 2023, we believe 100% of our recoverables are collectible and, therefore, the total provision for current expected credit losses recorded against recoverables is not material.

Fair value measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is determined based on a fair value hierarchy that prioritizes the use of observable inputs over the use of unobservable inputs and requires the use of observable inputs when available. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels, as follows:
▪Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
▪Level 2: Significant other observable inputs other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities, quoted prices in inactive markets for identical assets or liabilities, or other inputs that are directly or indirectly observable through market-corroborated inputs, such as interest rates, yield curves, prepayment speeds, default rates, or loss severities.
▪Level 3: Significant unobservable inputs used to measure fair value to the extent that relevant observable inputs are not available, and that reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the measurement date.
See Note 4, Fair Value Measurements, in our consolidated financial statements included in this prospectus for further discussion regarding our fair value disclosures.
Deferred income taxes
We record deferred income taxes as assets or liabilities on our balance sheet to reflect the net tax effect of the temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases. Deferred tax assets and liabilities are measured by applying enacted tax rates in effect for the years in which such differences are expected to reverse. Our deferred tax assets result from temporary differences primarily attributable to unearned premium reserves, unrealized losses on investments and loss reserves. Our deferred tax liabilities result primarily from deferred policy acquisition costs. We review the need for a valuation allowance related to our deferred tax assets each quarter. We reduce our deferred tax assets by a valuation allowance when we determine that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The assessment of whether or not a valuation allowance is needed requires us to use significant judgment. See Note 11, “Income Taxes” in our consolidated financial statements included in this prospectus for further discussion regarding our deferred tax assets and liabilities.
Recent Accounting Pronouncements
Refer to Note 2, “Significant Accounting Policies,” in our consolidated financial statements in this prospectus for further discussion regarding our recent accounting pronouncements.

BUSINESS
Who We Are
We are a profitable and growing company providing specialty P&C products. We were founded by industry veteran Stephen Sills and are led by a highly experienced and respected underwriting team with decades of individual, successful underwriting experience. We focus on providing “craft” solutions in our specialty lines and classes of business that we believe require deep underwriting and claims expertise in order to produce attractive financial results. We have initially focused on underwriting Casualty, Professional Liability and Healthcare risks where our management team has deep experience. Across our underwriting divisions, our policyholders vary in size, industry and complexity and require specialized, innovative and customized solutions where we individually underwrite and structure policies for each account. As a result, our products are primarily written on an E&S basis, where we have flexibility of rate and policy form. Our underwriting teams collaborate across our claims, actuarial and legal departments, ensuring they are aware of developments that could impact our business and using a consistent approach to our underwriting. We handle our claims in-house; our claims management teams, which align with our three underwriting divisions, have significant experience in the markets on which we focus and work closely with our underwriting and actuarial teams, keeping them informed of claims trends, providing feedback on emerging areas of loss experience and identifying and addressing key issues and adjusting loss reserves as appropriate. We distribute our products through carefully selected relationships with leading distribution partners in both the wholesale and retail markets. We pride ourselves on the quality and experience of our people, who are committed to exceeding our partners’ expectations through excellent service and expertise. Our collaborative culture spans all functions of our business and allows us to provide a consistent, positive experience for all of our partners. This consistency of experience, combined with our client-focused approach, has created a company with which our distribution partners want to work, supporting the continued growth of our platform.
Our principal objective is to create and sustain superior returns for our stockholders by generating consistent underwriting profits across our product lines and through all market cycles, while prudently managing capital. We have grown substantially over the past two years, generating gross written premiums of $356.9 million for the year ended December 31, 2022 and $507.7 million for the year ended December 31, 2023, a year-over-year increase of 42.2%. For the year ended December 31, 2023, we delivered a combined ratio of 95.0%, net income of $25.0 million and a return on equity of 18.2%. We believe that our current market opportunity, differentiated expertise, relationships, culture and leadership team position us well to continue to grow our business profitably.
BICI is domiciled and licensed as an admitted insurer in the state of Wisconsin. BSUI is a licensed business entity producer, domiciled as an insurance producer and an MGA in the state of Texas, and a licensed agency in all 50 states, Washington D.C. and Puerto Rico. BSUI does business as “Bowhead Specialty Insurance Services” in California, Illinois, Nevada, New York, Utah and Virginia. Our ability to write business, however, is currently largely based on our relationship with AmFam. Through our relationship with AmFam, we are able to write business on an admitted basis in all 50 states and Washington D.C. and on a non-admitted basis in all 50 states, Washington D.C. and Puerto Rico. As of December 31, 2023, there were only five states in which 5.0% or more of our gross written premiums were concentrated: California (16.7%), Florida (13.3%), New York (10.3%), Texas (9.8%) and Illinois (5.0%).
We founded our business in September 2020, recognizing a favorable pricing environment and a growing and unmet demand from brokers and policyholders for craft solutions and quality service in complex lines of business. We built a nimble, remote-friendly organization able to attract best-in-class talent that we source nationwide to service this demand, with 193 employees as of December 31, 2023 across the country who are committed to operational excellence and superior service. We are backed by capital provided by GPC Fund and our strategic partner, AmFam, a mutual insurer with an “A” (Excellent) financial strength rating from A.M. Best and approximately $7.0 billion of policyholder surplus as of December 31, 2023. We originate business on the paper of AmFam through BSUI writing policies issued by AmFam under the name of AmFam and reinsure 100.0% of the insurance business we originate to BICI, our wholly-owned insurance company subsidiary. Our partnership with AmFam has enabled us to grow quickly but prudently, deploying capital and adding employees when business and growth justified.

Our Business
We currently offer craft solutions to a wide variety of businesses across three underwriting divisions: Casualty, Professional Liability and Healthcare. The below chart reflects our gross written premiums by underwriting division and product for the year ended December 31, 2023:
We take a highly collaborative and customized approach to underwriting. Our fully integrated and accountable underwriting methodology brings the specialized industry knowledge, business acumen and strong distribution relationships that we believe are required to profitably underwrite the complex lines of business on which we focus. Our underwriting teams all have deep underwriting and industry experience in the lines of business we write. We aim to offer craft solutions to our clients in a timely and consistent manner. We underwrite, structure and price quotes on a case-by-case basis while maintaining disciplined risk parameters including strict policy limits. We have developed and constantly evaluate our risk framework with significant input from our actuarial, claims, legal and finance functions. Similarly, we frequently hold “roundtable” discussions, which are a key part of our underwriting process, and depending on the risk, can occur at multiple levels across the company, often involving functions outside of underwriting teams, including actuarial, claims, legal and finance. Roundtables allow our underwriters to leverage appropriate expertise across the organization; our culture of collaboration and accountability means that underwriting decisions are not made in isolation, allowing us to deliver consistent underwriting decisions with input from multiple perspectives.

Casualty: Our Casualty division provides tailored solutions on a primary and excess basis through a wholesale-only distribution channel and consists of a team of experienced underwriters with nationwide capabilities who excel at handling complex risks. We specialize in GL coverage for risks in the construction, distribution, heavy manufacturing, real estate and hospitality segments and also consider underwriting risks in a broader range of industries. Within these industries, we seek to identify specific segments that play to our strengths and in which we believe we can generate profitable growth. For example, within construction, a $2.4 trillion industry in the U.S. as of December 31, 2023 according to the Bureau of Economic Analysis, we seek to participate in large, complex and engineered construction projects.

Product	Description	Distribution
Excess Projects	•Offers excess coverage to large commercial general contractors or developers on single commercial, residential and infrastructure projects	•E&S products distributed by wholesale brokers
Excess Practice	•Offers annually renewable excess coverage for GL, Product Liability and Auto Liability to middle market contractors (typically from $100 million to $1 billion in revenue) nationally	•E&S products distributed by wholesale brokers
Excess Other	•Offers annually renewable first excess, or higher excess, coverage to real estate, hospitality, public entity or manufacturing companies	•Primarily E&S products distributed by wholesale brokers
Primary Projects	•Offers wrap-up GL coverage to large general contractors and developers on single commercial and residential projects	•E&S products distributed by wholesale brokers
Primary Practice	•Offers annually renewable GL coverage to middle market (under $100 million in revenue) general contractors and subcontractors	•E&S products distributed by wholesale brokers
Primary Other	•Offers GL coverage to middle market (under $200 million in revenue) commercial and industrial manufacturers and distributors	•E&S products distributed by wholesale brokers

Professional Liability: Our Professional Liability division provides underwriting solutions on both an admitted and E&S basis for standard and nonstandard risks and writes for a broad variety of entities, including publicly traded and privately held FIs as well as not-for-profit organizations. We distribute this business through wholesale and retail channels. The Professional Liability market, in general, is highly competitive; however, we believe that there are specific sub-markets, including in FI, private D&O and E&O, that have attractive growth and return potential. Additionally, we selectively pursue exposures in small and middle market public D&O where we believe pricing remains favorable and view Cyber and Technology E&O as a significant growth opportunity where we are developing primary capabilities to target smaller accounts that we believe are experiencing less rate pressure compared with larger accounts.

Product	Description	Distribution
FI
•Offers suite of management liability products including D&O, E&O, EPL, Fiduciary, Fidelity and related lines to asset and investment management companies, banks and lenders, insurance companies and emerging FI companies including specialty niches
•Also offers primary coverage for specific FI segments, including investment management, on a manuscript basis
•Primarily admitted products mostly distributed by retail agents
Public D&O	•Offers primary and excess coverage to public companies of all sizes in a wide variety of sectors •Also offers Excess Fiduciary and EPL coverage	•Primarily admitted products mostly distributed by retail agents
Private D&O	•Offers D&O, EPL, Fiduciary and Crime coverage in a package policy with separate or shared limits to private and not-for-profit entities	•Primarily admitted products mostly distributed by retail agents
E&O (includes MPL and Lawyers)
•Offers Primary and Excess Miscellaneous E&O coverage to approximately 40 classes of businesses, including property managers, developers and construction management, associations, franchisors and consultants
•Also offers Excess Lawyers Professional Liability coverage to law firms up to 100 attorneys
•Primarily E&S products, mostly distributed by wholesale brokers
Cyber	•Offers Excess follow-form Cyber and Technology E&O Liability coverage to middle market and large corporate organizations	•E&S products mostly distributed by retail agents

Healthcare: Focusing exclusively on healthcare entities, our Healthcare division provides tailored solutions for nonstandard risks faced by healthcare organizations on both a primary and excess basis. We offer PL/GL, as well as Management Liability, across four major healthcare segments—hospitals, senior care providers, managed care organizations and miscellaneous medical facilities—through select wholesale and retail channels. Within Healthcare, we have seen rate increases for several years starting initially with Senior Care followed by Managed Care and more recently in the Hospitals segment. We believe these rate increases were the result of carriers restricting their underwriting appetite following increases in both the frequency and severity of claims caused both by inadequate pricing and outsized settlements and jury verdicts (sometimes referred to as “social inflation”). We aim to expand our Healthcare business meaningfully with sophisticated hospital buyers for which we believe we have differentiated underwriting expertise and claims handling capabilities, with large senior care facilities in a segment that continues to grow alongside population demographics, in the specialized Managed Care E&O marketplace where we believe we have limited competition and in other specialized markets within the healthcare sector where we anticipate profitable growth opportunities.

Product	Description	Distribution
Hospitals	•Offers excess Healthcare PL/GL coverage to hospitals on an insurance or facultative reinsurance basis	•E&S products distributed mostly by retail brokers
Senior Care
•Offers Healthcare PL/GL coverage to skilled care, assisted living, independent living and continuing care retirement community facilities
•Considers traditional structures as well as alternative solutions
•E&S products distributed by wholesale and retail brokers
Managed Care	•Offers Managed Care E&O coverage to various classes of managed care providers and payors	•E&S products distributed by wholesale and retail brokers
MMF	•Offers Healthcare PL/GL coverage to outpatient medical facilities •Considers traditional structures as well as alternative solutions	•E&S products mostly distributed by wholesale and retail brokers
HCML	•Offers primary and excess D&O, EPL, Fiduciary and Crime coverage to all classes listed above, including through a package policy with separate or shared limits	•Primarily admitted products distributed by wholesale and retail brokers
Although the products we underwrite do not directly cover physical damage, we offer liability coverage which may include liability resulting from physical damage. For example, we may provide a policy insuring a builder of a building and if a building built by the builder collapses, our policy may cover losses if the builder’s acts or omissions caused the collapse of the building, which could include liability for physical damages to individuals resulting from the collapse of the building or costs of repairs or rebuilding. However, we do not currently offer property coverage and thus do not currently provide coverage for direct physical damage. We offer small limits as part of our Senior Care business in the event a senior care facility must be shut down due to certain events which could include physical damage to the senior care facility.

The below chart reflects our gross written premiums by product type and distribution channel for the year ended December 31, 2023:
Because our clients often require highly customized solutions not available in the admitted market, our business is primarily written on an E&S basis. This approach allows us to maximize our policy flexibility and meet our policyholders’ unique needs all while delivering the differentiated level of service and execution for which we have developed a reputation.
We see an opportunity to underwrite an attractive range of risks in a sustainable and profitable manner and seek to employ underwriters with the technical expertise to structure terms and conditions and prudently manage risks across such lines of business. We execute this approach through thoughtful and careful risk selection and limit deployment while seeking to optimize our results. We aim to take advantage of a market that continues to grow as businesses and risks continue to evolve. We believe that our remote-friendly platform enables us to scale our capabilities nimbly within lines of business that we feel align with our expertise, goals and risk appetite. We believe that this approach is a key differentiator in positioning us to grow profitably across market cycles in each of our core competencies.
We are able to deliver mutually beneficial and bespoke solutions thanks to the deep, longstanding wholesale and retail distribution relationships that our underwriters have established. We go to market under the Bowhead brand, leveraging the strong reputation that we have quickly established within the broker community. We distribute our products through a network of wholesale and retail broker organizations utilizing different channels and relationships across our three underwriting divisions. In Casualty, we focus on partnering with wholesale distributors, whereas in Professional Liability and Healthcare, we work with a combination of wholesale and retail partners. We source our broker relationships based on quality of business and reputation and alignment of long-term objectives. We strive to maintain a core group of brokers that consider us to be their “first call.” We take a deliberate approach to building our broker network and actively evaluate new and existing broker relationships based on the opportunities we see and choose to pursue in the market.
We handle our claims in-house, which we believe to be a key competitive differentiator. Aligning with our underwriting focus on specific product lines, our claims management teams are highly specialized to ensure that they can apply their expertise in handling claims to each market we serve. As part of our collaborative approach, our claims teams frequently participate in underwriting discussions, both internally and with our distribution partners and policyholders. We believe maintaining full control of the claims-handling process allows us to meet our rigorous quality standards and manage our losses and LAE effectively, and ultimately leads to more profitable underwriting.

We have a remote-friendly operating model with most employees working remotely supplemented by targeted, in-person collaboration. We formed our company during COVID-19 mandated lockdowns, which initially required us to be 100% remote. Our management team built our company’s operating platform and developed its culture from the beginning to function nimbly in a hybrid environment. This approach has enabled us to recruit talented employees nationwide without regard for Bowhead-specific office locations. We use frequent video calls to collaborate throughout the day and hold a weekly company-wide call to align on short- and long-term goals. We encourage employees near our New York City and Chicago offices to work in the office on Wednesdays and use off-site meetings and conferences to get broader groups of employees together in person throughout the year. We believe our hybrid operating model is a competitive advantage in terms of attracting talent and maintaining our collaborative culture. Unlike other insurance companies that are trying to bring employees back to the office or learning to operate in a hybrid environment, our remote-friendly operating model is an innate part of our culture and a meaningful contributor to our success.
Our nimble business model enables us to leverage technology, data and analytics efficiently throughout each stage of the underwriting process. Our modern, cloud-based technology platform enables us to leverage technology that we have created in-house and by using leading third-party solutions. We have developed proprietary underwriting tools, BRATs, for the lines in which we write business, and which are further supplemented with customized third-party data. Our technology investments focus on development and integration of data, while our technology tools allow us to understand the underlying risks for each line of business, enabling us to provide rapid feedback to brokers on structure and price.
We believe in the profitability of the business we write, and consequently look to retain as much of that premium as possible while maintaining strict risk limits. We strategically purchase reinsurance through pro rata and excess of loss reinsurance agreements on a treaty or facultative basis with a goal of protecting our capital and minimizing volatility in our earnings from severity events. We focus on a diversified panel of high-quality reinsurance partners. As of December 31, 2023, 100.0% of our reinsurance recoverables were derived from reinsurers with an “A” (Excellent) financial strength rating from A.M. Best, or better.
Our Competitive Strengths
We believe that our competitive strengths include:
Focus on targeted, specialty P&C market segments with profitable growth opportunities. We primarily operate in the $83.3 billion U.S. commercial E&S market (for the year ended December 31, 2023) that has grown 20.9% annually since 2019. We carefully selected specific segments of this market, only entering markets in which we can profitably grow by leveraging our significant underwriting expertise or by acquiring talent with proven track records of generating underwriting profits. Our target markets have experienced meaningful dislocations and have outperformed the broader U.S. commercial E&S market in loss ratio by four points annually on average over the same five-year period. We believe that we have positioned ourselves as a leader within our sectors and believe our specialized, innovative and customized underwriting approach combined with our strong broker relationships will provide us with an enduring competitive advantage.
Disciplined approach to underwriting led by highly experienced teams with specialized expertise. Our underwriting team is led by industry veterans, who have each served as senior insurance executives, with more than 17 decades of combined industry experience. They bring specialized industry knowledge, strong distribution relationships and long track records of profitably underwriting the lines of business in which we specialize. We underwrite each risk individually, within prudently managed risk limits, to meet the unique demands of our policyholders. We focus on delivering accurate pricing, speed of execution and consistency to our clients across market cycles.
Fully integrated and accountable underwriting value chain. We maintain strict control across our underwriting value chain that is managed in-house and fully integrated across origination, structuring, data and analytics, actuarial, claims and legal. These functional teams are not siloed, but rather work in close coordination with our underwriters in order to provide flexible solutions to our customers quickly and profitably. Our organization is singularly focused on underwriting results.

Deep, long-term distribution relationships based on expertise, service and mutual benefit. Our management team and underwriters have built meaningful long-term relationships with the leading distributors in their respective lines and classes of business. We are selective in choosing our distribution partners and look for those that have technical expertise in our chosen lines and a shared commitment to excellent service. Further, we seek out situations where we have the ability to write a significant portion of a distribution partner’s business. We provide our brokers timely responses and feedback to submissions and mobilize resources across the organization to get the right deals done. As a result, we consistently receive high-quality business from our broker network. We believe our existing broker relationships and our approach to maintaining these relationships are key components to our long-term growth and success.
Highly collaborative and execution-oriented culture that spans across all functions working toward a common goal of underwriting profitability. Across our company, we collaborate at all levels and operational functions. We frequently hold roundtable discussions whereby key members of our team provide insights and perspectives to allow us to assess emerging opportunities quickly and holistically, all while establishing a common culture of excellence. We leverage technology and our flat organizational structure to mobilize our resources across the organization to execute on opportunities promptly.
Nimble and efficient platform with hybrid operating model and modern technology. We built our operating platform using the latest available technology on a remote-friendly basis. We believe our current hybrid operating model provides us with a significant competitive advantage to attract and retain the best industry talent from across the country to our organization and to deploy them locally to meet our clients’ unique needs. Our cloud-based modern technology systems allow us to run day-to-day operations efficiently and integrate new tools seamlessly. We developed our pricing and analytics tools purposefully in-house and we strategically leverage third-party technology partnerships where we deem them to be more efficient. We have none of the typical legacy systems issues that impact many of our competitors.
Strong balance sheet with a conservative investment portfolio and no reserves from accident years prior to 2020. We believe our strong balance sheet is a key advantage that enables us to grow our business while delivering strong financial performance. We maintain a conservative investment portfolio concentrated in liquid and highly rated fixed income securities. We entered the market toward the end of 2020 when insurance rates were starting to increase following multiple years of rate inadequacy. Since then, we have continued to experience a favorable pricing environment, while many of our competitors are dealing with the potential for adverse developments. We have built a robust reserving process and regularly review our estimates in consultation with independent advisors to benchmark against industry experience.
Experienced and entrepreneurial leadership team. We have assembled what we believe is a best-in-class team of leaders from across the P&C industry. Our team is comprised of highly experienced executives who have previously held leadership roles across underwriting, claims, actuarial, technology, legal and operations at leading insurance companies. We are led by our founder and Chief Executive Officer, Stephen Sills, who has over four decades of experience launching and leading businesses in the specialty P&C industry. Prior to Bowhead, Stephen founded two specialty insurance businesses that went public: Darwin and Executive Risk. As the founder and Chief Executive Officer of those organizations, Stephen was responsible for achieving annualized stock price appreciation between their IPOs and sales to larger companies of 38.8% and 44.1%, respectively, as compared to 0.5% and 22.1% annualized returns of the S&P 500 during those same periods. Our Chief Underwriting Officer, David Newman, has over four decades of experience, including serving as Chief Underwriting Officer at Darwin, where he worked closely with Stephen Sills, and as the Chief Underwriting Officer at Allied World in the North America and Global Markets division, following the acquisition of Darwin. Our leadership team, including Stephen, David and each of our three underwriting leads, has an average of more than 30 years of experience in their respective areas of expertise. In addition, our board of directors includes accomplished industry practitioners who bring decades of invaluable experience from prior roles at insurance and financial services companies.
Our Strategy
We believe that our approach to our business will allow us to achieve our goals of both growing our business and generating attractive returns for our stockholders. Our strategy involves:

Attract and retain best-in-class talent across the business. Our long-term success as an organization relies on hiring and retaining the right people to help us grow our business profitably. We seek to hire talented professionals nationwide with strong industry experience and technical expertise across our organization to help drive underwriting performance and operational efficiencies. We believe that our hybrid operating model and entrepreneurial, collaborative, execution-driven and customer-first culture have made us a company of choice for the best talent in the industry.
Profitably grow our existing lines of business. We are focused on generating an underwriting profit while growing our existing book of business sustainably. In 2023, our third full year of operations, we generated a 63.0% loss ratio and 95.0% combined ratio, while achieving a 42.2% year-over-year growth in gross written premiums. Our business lines are highly specialized and require deep industry knowledge and strong execution capabilities. As a result, we believe we are able to generate underwriting profitability by identifying market dislocations early and executing on these opportunities quickly. As the demand for specialized insurance solutions continues to rise, we expect to continue capitalizing on the broader market opportunity and expanding our market share to generate strong underwriting results.
Opportunistically and strategically expand into new products and markets. We actively evaluate new lines of business for capital deployment based on our established capabilities in the specialty P&C market. We believe we can leverage our distribution relationships and expertise in Casualty, Professional Liability and Healthcare to expand into adjacent lines and classes that share a similar underwriting framework. We also believe there is an attractive opportunity in the small and micro commercial lines segment, where we can generate new and profitable growth opportunities by leveraging our existing expertise and distribution relationships. We constantly monitor the broader market to evaluate opportunities to expand organically where we believe there is a match between our broader capabilities and our perception of attractive underlying market conditions and needs.
We are focused on generating long-term value for our stockholders, including through expanding into new products and markets. As part of this effort, in the second quarter of 2024 we expect to launch a new E&S division focused on small, niche, hard-to-place risks. We call this division “Baleen Specialty”, a streamlined, low touch “flow” underwriting operation that supplements the “craft” solutions divisions that we offer today. We will write this business on a 100% non-admitted basis and our initial product will be contractors’ general liability. We expect to have high submission volumes relative to the policies we will bind and are developing a tech-enabled process with low touch processing. We believe that we will be able to rapidly and accurately underwrite, quote and bind policies, allowing us to provide quick and accurate feedback to our wholesale broker partners. Similar to our existing business, we will maintain full underwriting authority and manage all of the claims in-house. We believe there is an attractive opportunity to underwrite profitable business within this market segment, and we believe our underwriting expertise and built for purpose technology platform will allow us to grow quickly and generate strong underwriting profitability.
Maintain our underwriting-first culture across market cycles. We strive to deliver consistent and strong underwriting results in all market cycles. We take a methodical approach to building our lines of business and our distribution network. We do not chase pricing trends; we aim to get ahead of them by identifying leading indicators at the micro level, forming our own view of risks and executing promptly when opportunities arise. We will only pursue lines of business that align with our expertise and expected underwriting profitability. We have developed tools and resources to enable quick and accurate decision-making and to monitor alignment between our underwriting framework and bottom-line results. We believe our continuous focus on underwriting excellence will allow us to generate profitable growth through all market cycles.
Leverage expertise, technology, data and analytics to drive underwriting performance. As we have established our platform, we have made significant investments in technology and will continue to do so to support our growth and operational efficiency. We leverage our BRATs to drive efficiency, accuracy and speed in our underwriting process. BRATs allow underwriters to streamline underwriting workflows and make pricing decisions that are based on a consistent view of risk informed by our own loss experience and broader industry level developments. We continue to introduce and integrate new tools into our internal system to allow our underwriters to process quotes more efficiently and perform day-to-day tasks in seamless coordination with other functions. Our goal as an organization is to build a technology stack that frees up our underwriters from performing highly repetitive, uniform tasks and allows them to apply judgment, creativity and critical thinking to form solutions that can be executed quickly. Our focus on developing technology, data and analytics to drive efficiency is central to our “underwriting-first” strategy.
Deliver attractive returns on capital to our stockholders. We intend to deliver attractive underwriting results, overall profitability and returns to our stockholders through underwriting expertise and disciplined risk management, supported by a conservative investment strategy, legacy free reserves and prudent approach to capital deployment. We aim to take advantage of our strong balance sheet to deploy capital prudently and profitably across market cycles. We believe that current market conditions present an attractive opportunity for growth and our underwriting-first approach will allow us to generate profitable and sustainable underwriting results over the long term.
Industry
P&C companies provide insurance coverage under a policy in exchange for premiums paid by the customer. An insurance policy is a contract between the insurance company and the insured under which the insurance company agrees to pay for losses suffered by the insured, or a third-party claimant, covered under the contract. Generally speaking, property insurance provides protection against direct physical damage to property (such as from fire, theft and weather), while casualty insurance provides coverage for professional, healthcare and other liabilities arising from legal culpability for causing damages through malpractice or negligence. Within P&C, insurance may be provided either to individuals (“personal lines”) or to businesses (“commercial lines”). According to S&P Global, the U.S. P&C industry generated approximately $465.4 billion in commercial lines direct premiums written (“DPW”) for the year ended December 31, 2023. For the year ended December 31, 2023, 100.0% of our DPW were written in commercial lines.
Within commercial lines, we operate in the specialty P&C market. Although no standard definition for the specialty market exists, Standard & Poor’s Ratings Services indicates that the following lines of business or exposure profiles exemplify the space: high-hazard or nonstandard insurance, niche market segments, tailored underwriting and both admitted and E&S lines. Many specialty insurers offer both admitted and E&S products, depending on the market conditions and regulatory requirements. Admitted product rates and policy forms are highly regulated and coverage tends to be standardized, while E&S products and policies have freedom of rate and form and can be highly customized. E&S coverage is generally placed only when determined to be unavailable in admitted markets. Because E&S markets typically require specialized knowledge, E&S policies tend to be priced higher and coverage more narrowly defined compared to standard policies in the admitted market. In addition to price, competition between insurance carriers in the E&S market also focuses on other value-based considerations, such as availability, service and expertise. According to S&P Global, the U.S. P&C industry generated approximately $83.3 billion in commercial E&S DPW with a 51.0% loss ratio in 2023, representing approximately 17.9% of the overall U.S. commercial P&C market. We underwrite business on both an admitted and E&S basis, depending on the specific product and segments that we target. For the year ended December 31, 2023, 79.2% of our gross written premiums were attributable to E&S products.

Commercial P&C
Commercial E&S loss ratio (%)
44.6%
50.4%
49.0%
57.8%
70.9%
63.9%
60.5%
68.1%
62.7%
61.1%
51.0%
E&S
Admitted
Commercial P&C CAGR: 5.5%
E&S CAGR: 12.1%
Commercial P&C DPW ($bn)
$272
$284
$292
$296
$305
$321
$342
$357
$404
$451
$465
27
28
29
29
31
34
39
46
61
73
83
245
256
263
267
275
287
303
310
343
378
382
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

Source: S&P Global; Note: E&S premiums sourced per S&P Global based on license types in Schedule T of statutory filings

P&C companies are exposed to pricing cycles that alternate between periods of “soft” and “hard” market conditions. A soft market is characterized by stable or excessive supply of underwriting capacity, resulting in flat or declining rates or premiums, while a hard market is generally driven by a shortage of underwriting capacity whereby coverage is harder to place, resulting in elevated rates and premiums. P&C market cycles tend to correlate with catastrophic events, both natural and man-made, and developments in the macro economy that impact underwriting capacity through incurred or expected losses. We believe that over the past several years elevated attritional loss activity, increasingly frequent natural catastrophic events and social inflation have contributed to significant pricing dislocation within the broader specialty commercial markets whereby insurers have been withdrawing capacity and increasing rates, resulting in a continuous flow of P&C business into E&S markets. According to S&P Global, from 2019 to 2023, DPW for the U.S. commercial E&S market generated a compounded annual growth rate (“CAGR”) of 20.9%, compared to a CAGR of 8.0 % for overall U.S. commercial P&C DPW over the same five-year period.
The distribution of commercial specialty insurance products is typically different than that of either standard commercial lines or personal lines. Given the unique nature of many specialty risks and the specific expertise required, specialty commercial products often have multiple layers of distribution channels. As an example, a commercial enterprise seeking coverage may contact a retail broker, but given the unique circumstances and risks of that enterprise, other specialist distributors may be needed to find an insurance carrier to write the risk. These other distributors can be wholesalers or MGAs. For the year-ended December 31, 2023, 67.0% of our gross written premiums were distributed by wholesale partners and the remainder through retail brokers. Regardless of the method of distribution, we strive to maintain strict control over our entire underwriting process.
Insurance policies are often classified based on how long an insurer may have exposure to the risks covered by the policy. Property losses are generally short tailed, meaning that they are usually assessed and paid within a relatively short period of time after the underlying loss event has occurred, while casualty losses are generally longer tailed, meaning that there can be a significant delay between the occurrence of a loss and the time a loss is settled by the insurer. Insurance products are also classified as either “claims-made” or “occurrence-based” policies. Claims-made policies cover liabilities only when a claim is made during the policy period, while occurrence-based policies cover liabilities if an event occurs during the term of policy, irrespective of when a claim is submitted to the insurer. Claims-made policies are advantageous from a reserving standpoint because they have a limited claims reporting lag. For the year ended December 31, 2023, 100.0% of our gross written premiums were for casualty lines of business, while 45.3% were written on a claims-made basis.
Within specialty P&C, we currently focus on Casualty, Professional Liability and Healthcare lines in which there have been meaningful pricing dislocations over the past several years, particularly since early 2020. Casualty markets have experienced rate hardening for several years with an increasingly complex risk landscape as carriers continue to adjust pricing methodologies and available limits in the face of ongoing economic uncertainty and social inflation. In the Professional Liability markets, we have seen more capacity entering the space, particularly in management liability and D&O. Public D&O pricing has softened as transaction volumes within the financial markets have generally declined since the peak of the IPO and special purpose acquisition company activity during 2020 and 2021. As the D&O market appears to correct for supply-demand mismatch, the pace of the pricing decline has slowed and carriers appear to continue to write selectively based on their respective risk appetite. Healthcare covers risks associated with E&O and malpractice from healthcare providers; similar to Casualty markets, Healthcare markets have exhibited meaningful rate hardening since early 2020 and the surge in demand for healthcare services. As loss severity and frequency have increased in Healthcare, underwriting capacity has declined as several carriers have exited the market, providing opportunities for new entrants.
Underwriting
We have an underwriting-first culture. We focus on providing craft solutions in the classes of business that we write. Our underwriting approach is highly collaborative and customized. Our extensive underwriting expertise and carefully cultivated broker relationships allow us to provide consistent feedback and quick responses to our distribution partners, which is how we win business. As of December 31, 2023, we had 80 underwriters across our three underwriting divisions. We hire what we believe to be best-in-class talent nationwide, with proven track records of generating underwriting profits in the lines they write. We take pride in building a strong underwriting culture through a referral driven recruiting approach, with many new hires having previously worked with our existing employees. Many of our underwriters previously held underwriting leadership positions at high-quality insurance companies. David Newman, our Chief Underwriting Officer, has over four decades of experience, including serving as Chief Underwriting Officer at Darwin, where he worked closely with Stephen Sills, and as the Chief Underwriting Officer at Allied World in the North America and Global division following its acquisition of Darwin. The heads of each of our three underwriting divisions collectively have over 85 years of underwriting experience and have each held leadership positions at major insurance carriers.
We have initially focused on underwriting Casualty, Professional Liability and Healthcare risks. Our underwriting teams are knowledgeable, experienced and have well established relationships with our key distribution partners. These characteristics are critical to operating successfully in our target markets since many of the risks we write require customized solutions and individual risk underwriting. We have a culture of collaboration and execution, with a streamlined organizational structure that focuses on flexibility and delivering feedback on price and structure in a timely manner to brokers.
We have formal underwriting rules but also utilize the expertise of our underwriters and capabilities of our platform to produce a consistent approach to pricing and risk throughout the organization. All underwriters have formal authority for the risks they bind. We provide our underwriters with the tools necessary for them to evaluate and price the complex risks on which they work; however, our underwriters do not underwrite risks in isolation.
Roundtables also form a key part of our underwriting process. Depending upon the risk, roundtables can occur at multiple levels across the organization and often involve functions outside of our underwriting teams, including actuarial, claims, legal and finance. Not only does this approach optimize the quality of the decision making on the opportunities with which our underwriters are presented but it also leads to a more consistent product for our counterparties. Our culture of collaboration and accountability reduces the number of underwriting decisions made in isolation. We believe this approach allows us to achieve superior risk selection and pricing and results in mutually beneficial relationships with our distribution partners, generating sustainable best-in-class underwriting performance across market cycles.

We are highly selective in the policies we choose to bind. In the event we determine that we are not able to profitably write coverage at the price or terms submitted, we provide appropriate feedback to our distribution partners quickly. This responsiveness is one of the reasons we believe we are often considered a broker’s first call.
On the business that we do accept, we underwrite each risk on a case-by-case basis, carefully establishing price and terms that are adequate for the underlying exposure, with disciplined parameters and strict policy limits. We often customize our policies, and our underwriters use our legal department to draft all policy forms and any endorsements that modify coverage. We predominantly write non-admitted business in the E&S market and use the flexibility of rate and form to ensure that the risk and coverage we provide are customized to the unique needs of the market while always focusing on underwriting profitability.
Claims
Our Chief Claims Officer, Chris Butler, who has over 20 years of experience in large commercial and specialty insurance claims departments, leads our claims handling teams, which are structured to align with our three underwriting divisions. Each of our claims handling specialists—most of whom have prior law firm experience, each with an extensive claims handling experience at traditional P&C and various specialty insurance companies and/or law firms—supports and focuses on given lines of business in which they have expertise. Our claims management teams have significant experience in the markets on which we focus and are deeply integrated across our underwriting, actuarial and legal departments, ensuring a consistent approach to all claims matters.
We handle our claims in-house with a focus on high-touch customer service and effective management of the claims resolution process. We aim to settle claims efficiently and fairly, which we believe to be a key competitive differentiator. Submitted claims are reviewed by a minimum of two or more members of the claims department, which works closely with our underwriting and actuarial teams, keeping them informed of claims trends, providing feedback on emerging areas of loss experience and identifying and addressing key issues and adjusting reserves as appropriate.
Our claims system produces real-time information on open claims and regular reporting of detailed claims metrics utilized by senior leadership and the claims team. We believe that our extensive industry experience, agile culture and technology-assisted claims processes enable us to reach fair and appropriate claim resolutions for our customers.
Our approach is to promptly investigate claims and consider all aspects of each loss, provide our customers with quality claims handling and engagement throughout the claims process, promptly establish claims reserves and leverage expert legal and other external resources as needed to deliver fair outcomes across our businesses. We do not use any third-party administrators to handle claims. We believe maintaining full control of the claims-handling process allows us to meet our rigorous quality standards and manage our losses and LAE effectively, ultimately allowing us to win business and drive underwriting profitability.
Marketing and Distribution
We are able to deliver mutually beneficial and bespoke solutions to meet the demand of our wholesale and retail distribution partners. We go to market under the Bowhead brand, leveraging the strong reputation that we have quickly established within the broker community. We distribute our products through a national network of wholesale and retail broker offices. We leverage a range of distribution approaches across our three underwriting divisions. In Casualty, we partner exclusively with wholesale distributors, whereas in Professional Liability and Healthcare, we work with a combination of wholesale and retail distribution partners. We source our distribution relationships based on quality of business and reputation and alignment of long-term objectives. We strive to maintain a core group of brokers that will consider us to be their first call.
We take a deliberate approach to building our broker network and actively evaluate new and existing broker relationships based on the opportunities we see and choose to pursue in the market. Many of our distribution partners have more than one office and we evaluate each office on a standalone basis. Brokers must demonstrate an ability and a willingness to consistently produce the type of high-quality business that we want to write. We leverage our strong reputation within the broker community to target the right distribution partners.

To date, our broker/agent relationships are built on long standing relationships between our underwriters and individual brokers who work at some of the industry’s largest brokerage firms. These relationships are managed by a combination of our leadership, including our founder and Chief Executive Officer, Stephen Sills, our Head of Distribution, Patricia Fitzgerald, and our underwriters. We hold periodic meetings with our brokers and agents so that we can better understand their and their clients’ needs and their fit within our risk appetite. These meetings may occur at industry conferences, scheduled meetings in person or by video conference. As we grow, establish new products and start to evaluate new broker/agency relationships, we are implementing a formal questionnaire to better evaluate the financial stability of the agent/broker and their lines of coverages (e.g., limits of E&O coverage and limits of fidelity coverage).
We look to grow by establishing new brokerage relationships with 1) new individuals associated with larger brokerage firms with whom we have pre-existing relationships, but who are operating in different markets (whether product or geographical), and 2) new brokerage firms to see whether we have products that may meet the needs of those individual brokers or brokerage firms. When evaluating whether to establish relationships with new brokerage firms where we do not necessarily have long standing relationships, we will evaluate that brokerage firm’s portfolio of business to see whether it fits into our existing appetite as well as the brokerage firm’s financial stability and reputation.
We believe that we have strong relationships with our distribution partners due to the quality, knowledge and expertise of our management team and underwriters. We believe that our underwriters have a “following” with their distribution partners and that this following creates an attractive volume of submissions fitting our underwriting appetite and for which our underwriters can provide craft solutions. We are committed to exceeding our partners’ expectations through excellent service, product and expertise.
Depending on the line of business, we employ different distribution networks across our three underwriting divisions. For the year ended December 31, 2023, 67.0% of our gross written premiums were distributed through our wholesale channels and 33.0% were distributed through our retail channels.
Wholesale Brokers: We market and distribute all of our Casualty products and a portion of our Professional Liability and Healthcare products through wholesale brokers. Wholesale brokers generate business from wide networks of retail agents that do not have the resources to place – or capability to produce – a high enough volume of specialty business to have appointments with specialty insurance companies. Additionally, some specialty insurance companies will not appoint retail agents. We are deliberate in working with leading wholesale organizations that can consistently produce a sufficient volume of business in our target lines and classes. We believe that our wholesale partners are well-known experts in their respective fields, each providing what we view to be high-quality submissions for us to evaluate. We write business with many of the industry’s leading wholesalers. In addition, through one of our wholesale broker relationships, we have a program where we provide an excess casualty umbrella group policy to a real estate risk purchasing group whose members own residential and commercial real estate. The program administrator for this program has limited authority to quote, bind and issue certificates of insurance according to our underwriting guidelines under the master policy to members of the risk purchasing group through retail agents.
Retail Agents and Brokers: We primarily distribute our Professional Liability and Healthcare products through retail agents and brokers. The retail channel is important for these products because retail distributors control much of the premiums written in these segments, particularly for larger accounts. We seek to partner with specialized retail brokers that have an ability to produce the type of business that aligns with our craft approach to underwriting. Retail agents and brokers must also demonstrate an ability to produce both the quality and quantity of business that we seek. We achieve higher retention rates on business placed through the retail channel than on business written through wholesale brokers, we believe, in part, because of the strength of the broker-policyholder relationship.
Operating Model and Technology Platform
Operating Model
We have a remote-friendly operating model with employees generally working remotely supplemented by targeted, in-person collaboration. We formed our company during COVID-19 mandated lockdowns, which initially required us to be 100% remote. Founding a digital-first specialty insurer in the midst of national stay-at-home mandates reinforced the importance of finding the right balance between automated processes and human experience. Our management team built our company’s operating platform and developed its culture from the beginning to function nimbly in a remote environment. This approach has enabled us to recruit talented employees nationwide without regard for Bowhead-specific office locations. We use frequent video calls to collaborate throughout the day and hold a weekly company-wide call to align on short- and long-term goals. We encourage employees near our New York City and Chicago offices to work in the office on Wednesdays and use off-site meetings and conferences to get broader groups of employees together in person throughout the year. We focus on employee productivity as opposed to tracking office attendance or hours worked.
We believe our unique operating model is a competitive advantage in terms of attracting talent and maintaining our collaborative culture. Unlike other insurance companies that are trying to bring employees back to the office or that are just now learning to operate in a hybrid model, our remote-friendly operating model is and has been an innate part of our culture and we believe contributes directly to our success. We believe that our employees value the flexibility our operating model provides them and appreciate knowing that we are not trying to change this model or require a full-time return to the office. Contrary to many companies that needed to learn a “new normal” during 2020, launching our business in a remote environment with a team-based culture encouraged our employees to communicate regularly and build virtual working habits that are now deeply ingrained in our daily practices. We believe that our organization thrives in a remote-friendly environment and our employees’ ability to work collaboratively in a remote environment is unique within our industry.
Technology Platform
Our technology team is comprised of 17 employees led by our Chief Information Officer, Bob Spina, who has over 35 years of experience in technology and data startup companies. We utilize technology, data and analytics efficiently throughout each stage of the underwriting process. Our modern, cloud-based technology underwriting platform enables us to leverage both internally-created and third-party solutions. We have developed proprietary underwriting tools, BRATs, for each of the lines in which we write business, and which are further supplemented with customized third-party data. Our technology investments focus on the development, integration and analysis of data, while our technology tools allow us to understand the underlying risks for each line of business, enabling us to provide rapid feedback to brokers on structure and price. Our technology platform is a direct result of the best practices learned from our management’s extensive prior experience at leading insurance companies. We have a new technology platform and we are not burdened by legacy systems and practices that other insurance companies face. We focus our technology investments on improving our capabilities, not on maintaining or replacing outdated systems.
Our BRATs are comprehensive tools used across departments during our underwriting process to evaluate each risk. Our key business leaders leverage their respective BRATs to evaluate submissions and, over time, have built line of business-specific capabilities resulting in a custom underwriting process, capturing exposures and drivers of the losses that are relevant to each submission. Each of our three major lines of business has its own unique set of BRATs. Each BRAT stores data in our core operating system for each submission, regardless of whether we ultimately write the account. The Professional Liability BRAT data is supplemented by third-party vendor data integrated directly into its algorithm. This effective data management capability has allowed us to build a large data repository of both public and private data despite our brief operating history.
For our core operating platform, including our policy administration, billing and claims systems, we license a cloud-hosted and cloud-architected application from a leading third-party vendor that has been customized for our business. This turnkey application allows us to integrate additional applications from various third-party vendors directly into our core information technology platform, enabling capabilities to be customized by line of business, size of account and underlying risk, among others. We leverage our internal claims system to launch claims capabilities quickly for new lines of business, allowing us to keep costs low until a business line has reached critical mass and is ready to be moved onto the third-party vendor applications.

Reinsurance
We purchase various forms of reinsurance to manage loss exposures and safeguard our capital. Through reinsurance, we transfer certain exposures to a reinsurer, and in return the reinsurer receives a portion of the premium (less a ceding commission paid to us). We strategically use a combination of quota share and excess of loss reinsurance treaties to retain risk (and premium) we underwrite while providing balance sheet protection from larger losses.
A quota share reinsurance treaty is an agreement where reinsurers assume a percentage of the company’s losses in exchange for a negotiated percentage of premium. An excess of loss reinsurance treaty is an agreement where reinsurers agree to assume a portion of losses for a specific event in excess of a specified amount in return for a negotiated premium. Reinsurance needs are determined with principal input from our Chief Underwriting Officer based on a multitude of factors, including risk appetite, market conditions, loss history and reinsurance capacity.
We place reinsurance through our subsidiary, BICI, which reinsures 100.0% of the premium placed by BSUI. In turn, BICI strategically transfers exposures to third-party reinsurers utilizing different structures depending on the line of business.
While we offer up to $15.0 million of limit on our insurance policies, we generally seek not to retain more than $5.0 million of risk per policy and seek to utilize reinsurance to achieve that objective. At each renewal, we consider various factors when determining our reinsurance coverage, including (i) plans to change the underlying insurance coverage we offer, (ii) trends in loss activity, (iii) the level of our capital and surplus, (iv) changes in our risk appetite and (v) the cost, terms and availability of reinsurance coverage.
Currently, all of our lines of business (except Cyber) use a quota share reinsurance treaty where 25.0% of the exposure is ceded to reinsurers. Additionally, all of our lines of business (except Cyber) use an excess of loss reinsurance treaty ceding 60.1% of losses in excess of $5.0 million up to $15.0 million to our reinsurers. Cyber, as a specialized line of business, is placed under a separate quota share structure under which we currently cede 64% of the exposure to reinsurers. The only reinsurance covering our Cyber line of business is pursuant to this Cyber-specific quota share reinsurance agreement. Our Cyber line of business does not benefit from our excess of loss reinsurance program and there is no separate excess of loss reinsurance program for our Cyber line of business. In addition to the core treaties outlined above, we may also place additional reinsurance on specific risk classes, as we deem prudent. For example, we have placed additional quota share reinsurance protection to address auto exposure embedded in our casualty lines of business. Our reinsurance treaties are currently subject to caps which currently range from 250% to 350% of the subject matter ceded premium and should these caps be exceeded we would retain any losses in excess of those caps.
Our reinsurance treaties typically have a 12- or 18-month term. During each renewal cycle, we may change our coverage terms or the composition of our reinsurance panel. Currently, the quota share reinsurance treaty for Cyber generally renews on January 1, 2025 while the remainder of our reinsurance treaties renew on May 1, 2025. Although exact cession percentages and specific coverage terms may vary at each treaty renewal, we intend to renew on similar terms as expiring to maintain our desired level of net risk appetite.
All reinsurance involves credit risk, since we maintain the direct obligation to pay out losses incurred by our policyholders up to our policy limits. Accordingly, when selecting our reinsurers, a potential reinsurer’s financial strength is the paramount consideration. All of our reinsurance business is placed with reinsurers that have an A.M. Best rating of “A” (Excellent) or better. As of December 31, 2023, we have never had an allowance for uncollectible reinsurance.

We had reinsurance recoverables on unpaid losses of $136.3 million and recoverables on paid losses of $3.1 million as of December 31, 2023. The following table summarizes our top five reinsurers, their A.M. Best financial strength rating and percent of our total reinsurance recoverables as of December 31, 2023:

Reinsurer	A.M. Best Rating	% of Total
Renaissance Reinsurance U.S. Inc	A+	29.8%
Markel Global Reinsurance Company	A	24.5%
Endurance Assurance Corporation	A+	24.4%
Partner Reinsurance Company of the U.S.	A+	8.5%
Ascot Bermuda Limited	A	7.3%
All other reinsurers	At least A	5.5%
Total		100.0%
Investments
Investment income is an important component of our business model. Most premiums we collect are held in reserves until claims are paid. We conservatively invest these reserves to supplement our underwriting income between the time of premium collection and a possible claim payment. If an underwriting loss occurs during any given year, investment income can be used to cover underwriting losses before capital is affected.
We seek to maintain a diversified portfolio of fixed income instruments that prioritize capital preservation, with a secondary focus on generating predictable investment income. We generally try to match the duration of our investment portfolio to the duration of our insurance liabilities. Our asset allocation strategy focuses on high-quality fixed-income instruments, with no equity or alternative investment exposure as of December 31, 2022. One of the primary features of our asset allocation is maintaining sufficient readily available funds to pay claims and expenses. Consequently, the bulk of our reserves are invested in securities which can be expected to maintain a close relationship between market and statement values, under most conditions. Our portfolio therefore consists entirely of cash, cash equivalents and investment-grade fixed-income securities.
We actively manage and monitor our investment risk to balance the goals of capital preservation and income generation with our need to comply with the insurance regulatory frameworks within which we operate as well as the capital framework agreements with AmFam. Our board of directors reviews and approves our investment policy and strategy on a regular basis, with consideration for investment activities, performance against benchmarks and new investment opportunities as they arise. The portfolio is managed by a third-party investment management firm, NEAM. NEAM is a wholly-owned subsidiary of Berkshire Hathaway Inc. NEAM is a registered investment adviser with the Securities Exchange Commission under the Investment Advisers Act of 1940. We believe that investment decisions are best made when not excessively restrictive. Therefore, our investment managers have full discretion to carry out investment decisions within the limits of our investment policy and applicable guidelines.
Our fixed income portfolio had a weighted average effective duration of approximately 2.0 years and an average credit rating of AA as of December 31, 2023. Actual maturities may differ for some securities when borrowers have the right to call or prepay obligations with or without penalties.
The securities in our investment portfolio are classified as “available for sale” and are carried at fair value with unrealized gains and losses on these securities reported net of tax as a separate component of accumulated other comprehensive income (loss). Fair value represents quoted market prices traded in the public market. For those securities with unrealized losses, we intend to hold them until maturity or the point of unrealized gain.
Reserves
We maintain loss and loss adjustment case reserves for specific claims incurred and reported and IBNR reserves for losses incurred but not yet reported. The amount that we ultimately pay out for claims may be greater or less than the reserves we hold on our balance sheet. There is always a risk that posted reserves may prove to be inadequate or redundant. We monitor case reserves and IBNR by reflecting any new information in case reserve updates and by actuarial analysis of IBNR. Anticipated inflation is reflected implicitly in the reserving process through analysis of cost trends and the review of historical development. We do not discount our reserves for losses and loss adjustment expenses to reflect estimated present value.
When a claim is reported to us, it is assigned to a specific claim handler based on the class of business. The claim handler assigns an initial claim rating that indicates their view of potential exposure to loss based on available information at that time. Claim ratings are reviewed and updated regularly throughout the life of a claim. A case reserve is then established to indicate the estimated amount of the ultimate loss and loss adjustment exposure to us after an assessment of coverage and damages and any other investigations conducted, as applicable. The estimate is based on the claim handler’s experience and knowledge of the nature and value of the specific type of claim. Individual case reserves are periodically adjusted, either increased or decreased, based on subsequent developments associated with each claim.
We establish IBNR reserves in accordance with industry practice to provide for (i) the estimated amount of future loss and loss adjustment payments on incurred claims not yet reported and (ii) potential development on reported claims. IBNR reserves are estimated based on generally accepted actuarial reserving techniques that take into account our loss experience and pricing adequacy indications as well as benchmark historical and projected loss experience of comparable lines of business written by other insurance carriers.
Reserves are monitored and updated regularly to reflect any changes in paid or reported claims and case reserves. The indicated results of standard actuarial techniques for estimating IBNR are compared with held IBNR. The indicated versus booked IBNR estimates are reviewed quarterly with members of senior management. In addition, our loss reserves are reviewed at the end of each third quarter and at year-end by an independent actuarial consulting firm, which also supports us by providing the year-end written Statement of Actuarial Opinion as required by NAIC.
The parameters for the reserve adequacy exercise and monitoring are discussed and informed by the work of the independent actuarial consulting firm. These parameters include Reporting Development Patterns and Initial Expected Loss Ratios, which are used in Loss Development, Bornhuetter-Ferguson Incurred and Expected Loss Ratio techniques for estimating IBNR. Given our short history, reserving parameters are based on industry data and benchmarks available to and analyzed by the independent actuarial consulting firm, adjusted where appropriate to reflect our claims and underwriting practices and supplemented by our pricing model data. Over time, we expect to put increasing reliance on parameters based on our own loss data and claims practices.
Separate sets of parameters are established for lines of business. Reserving cohorts are used to group data together with similar expected reporting and payout patterns. Estimates of IBNR are calculated for lines of business and then consolidated to provide an overall picture for the company. Estimates are calculated on both a gross and a net of reinsurance basis.
Case and IBNR reserves may be increased or decreased over time as claims move to ultimate settlement, dismissal or closure. Changes in reserves for historical years can impact earnings via adverse development (increases) or reserve releases (decreases). The reserve estimates contain an inherent level of uncertainty and actual results may vary, potentially significantly, from the initial estimates.

The following table presents the development of our loss reserves calculated in accordance with U.S. GAAP as of December 31 for each year:

	Net Ultimate Loss and Loss Adjustment Expenses
($ in thousands)	Calendar Year			Development
Accident Year	2021	2022	2023	2021 to 2022	2022 to 2023
Prior	N/A	—	N/A	N/A	N/A
2021	34,518	32,212	$32,212	(2,306)	$—
2022	N/A	114,066	$114,066	N/A	$—
2023	N/A	N/A	$166,282	N/A	N/A
Total Reserve Development				$(2,306)	$—
Competition
The specialty P&C industry is highly competitive. We compete with domestic and international insurers, MGAs and program administrators, some of which have greater financial, marketing and management resources and experience than we do. We may also compete with new market entrants in the future. Competition is based on many factors, including the perceived market strength of the insurer, pricing and other terms and conditions, services provided, the speed of claims payment, the experience and reputation of members of the underwriting and claims teams and ratings assigned by independent rating organizations, such as A.M. Best. Our competition is broad and certain competitors may be specific to only one or two of our underwriting divisions. Some of our notable competitors include American International Group, Inc., Arch Capital Group Ltd., AXA S.A., Axis Capital Holdings Ltd., Berkshire Hathaway Corporation, C.V. Starr & Co., Inc., Chubb Ltd., Cincinnati Financial Corporation, CNA Financial Corporation, Liberty Mutual Insurance Company, Nationwide Mutual Insurance Company, The Doctors Company, The Travelers Companies, Inc. and W.R. Berkley Corporation. In identifying the listed companies as some of our competitors we considered factors such as the number of policies and/or the amount of premiums written by such companies and such companies’ reputations within the space. As a result, the companies listed as our competitors may be competitors with respect to some of our underwriting divisions but not others.
Human Capital
As of December 31, 2023, we had 193 employees. Our employees are not subject to any collective bargaining agreements, and we are not aware of any current efforts to implement such an agreement.
Our employees are our most valuable assets. We embrace and encourage our employees’ differences in backgrounds, knowledge, life experiences and capabilities that we believe collectively play a significant role in our culture, reputation and achievements. Our recruitment efforts focus on hiring high-quality, talented people wherever they live throughout the country. Our employees currently work and reside in over 25 states. We believe that our talent-first approach to recruitment, irrespective of geographical location, is a competitive advantage that enables us to build cost effective teams while providing a high quality of life for our employees.
Our average voluntary turnover rate over the past three years was approximately 3.8%. We believe this strong employee retention is due, in part, to our flexible, remote-friendly, results-driven, collaborative culture. We strive for our work environment to be nonpolitical, with a flat, organizational structure promoting open communication, feedback and discussion about any matter of importance. We have a policy of entering into non-compete and/or non-solicitation agreements with certain key management personnel so as to minimize the risk of disruption to our business in the event of a key employee’s departure.
We offer and maintain a competitive benefits package designed to support the well-being of our employees, including, but not limited to, medical, dental and vision insurance; a 401(k) plan; paid time off; family leave; tuition reimbursement; and employee assistance programs. Our compensation is structured to align employee incentives with the long-term success, vision and direction of our organization. We also emphasize the training and development of our employees to help maximize their personal and professional growth with opportunities to further their education and careers.

Facilities
Although our business is run largely remotely, we lease offices located in New York, New York, and Chicago, Illinois.
We do not own any real property. We believe that our existing facilities are sufficient for our current needs.
Legal Proceedings
We are subject to routine legal proceedings in the normal course of operating our insurance business. We are not currently involved in any legal proceedings which reasonably could be expected to have a material adverse effect on our business, results of operations or financial condition.

REGULATION
Insurance Regulation
Our insurance businesses are subject to regulation and supervision in each of the United States jurisdictions in which they conduct business. State insurance laws and regulations generally are designed to protect the interests of policyholders, consumers and claimants rather than stockholders or other investors. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative power relating to, among other matters, setting capital and surplus requirements, licensing of insurers, insurance producers and adjusters, review and approval of product forms and rates, establishing standards for reserve adequacy, prescribing statutory accounting methods and the form and content of statutory financial reports, regulating certain transactions with affiliates and prescribing types and amounts of investments.
Licensing
Our operating subsidiaries, BSUI and BUSI, as well as certain designated employees, must be licensed to act as insurance producers or adjusters, as applicable, by insurance regulatory authorities in the states where they operate. Such insurance regulatory authorities are vested in most cases with relatively broad discretion as to the granting, denying, revocation, suspension and renewal of licenses.
BICI is an insurance company licensed and domiciled in the State of Wisconsin and is primarily regulated by the Wisconsin OCI. BICI reinsures specialty property and casualty insurance products offered on both an admitted and non-admitted basis, depending on the specific product and market segment. Admitted product rates and forms are highly regulated, while non-admitted insurance is subject to considerably less regulation with respect to policy rates and forms. Currently, BICI assumes 100.0% of the premium underwritten by BSUI on behalf of certain AmFam insurance company subsidiaries, which is predominantly written on a non-admitted basis.
BICI may become licensed to transact insurance in additional jurisdictions in order to write certain lines of business directly, which would subject BICI to regulation in such jurisdictions, including statutes and regulations governing the review and approval of policy rates and forms.
Insurance Holding Company Regulation
We are subject to the insurance holding company laws of Wisconsin, which require BICI to register with the Wisconsin OCI and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of BICI. These statutes also provide that all transactions among members of a holding company system must be fair and reasonable and, if material or of specified types, such transactions require prior notice and approval or non-disapproval by the Wisconsin OCI.
Changes of Control
Before a person can acquire control of a U.S. domestic insurer, prior written approval must be obtained from the insurance commissioner of the state where the insurer is domiciled, or the acquiror must request an exemption from the Form A filing and approval requirements or a determination of non-control (each, an “Exemption Request”) or file a disclaimer of affiliation and/or control (a “Disclaimer”) with the insurance department of such state and obtain approval thereon. Since BICI is domiciled in the state of Wisconsin, the insurance laws and regulations of Wisconsin would be applicable to any proposed acquisition of control of BICI. Under applicable Wisconsin insurance laws and regulations, no person may acquire control of a domestic insurer until written approval is obtained from the state insurance commissioner following a public hearing on the proposed acquisition. Such approval would be contingent upon the state insurance commissioner’s consideration of a number of factors, including, among others, the financial strength of the proposed acquiror, the integrity and management of the acquiror’s board of directors and executive officers, the acquiror’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control.
Wisconsin law provides that control over a Wisconsin domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, ten percent or more of the voting securities of the domestic insurer. This statutory presumption of control may be rebutted by a showing that control does not exist in fact. The Wisconsin OCI, however, may find that “control” exists in circumstances in which a person owns or controls less than ten percent of the voting securities of the domestic insurer.
Wisconsin insurance laws and regulations pertaining to changes of control would apply to both the direct and indirect acquisition of ten percent or more of the voting stock of a Wisconsin-domiciled insurer (or potentially of less than ten percent of the voting stock if there is other indicia of control). Accordingly, the acquisition of ten percent or more of our common stock would be considered an indirect change of control of BICI and would trigger the applicable change of control filing requirements under Wisconsin insurance laws and regulations, absent the filing of an Exemption Request or Disclaimer and its acceptance by the Wisconsin OCI. These requirements may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions that some or all of our stockholders might consider to be desirable.
Restrictions on Paying Dividends
Substantially all of our operations are conducted through our wholly-owned insurance and service company subsidiaries. Consequently, our ability to pay dividends to stockholders and meet our debt payment obligations is largely dependent on dividends and other distributions from BICI and our other operating companies. BICI’s ability to pay dividends is restricted under the insurance laws and regulations of its domiciliary state and may only be paid from unassigned surplus. Under the insurance laws of Wisconsin, an insurer may make an ordinary dividend payment if its surplus as regards to policyholders, following such dividend, is reasonable in relation to its outstanding liabilities, is adequate to its financial needs and does not exceed the insurer’s unassigned surplus. However, no insurer may pay an extraordinary dividend without the approval or non-disapproval of the Wisconsin OCI. An extraordinary dividend is defined under Wisconsin law as a dividend whose fair market value, together with other dividends paid within the preceding 12 months, exceeds the lesser of (i) 10.0% of the insurer’s surplus with regard to policyholders as of the preceding December 31 or (ii) the greater of (A) the insurer’s net income for the calendar year preceding the date of the dividend, minus realized capital gains for that calendar year, or (B) the aggregate of the insurer’s net income for the three calendar years preceding the date of the dividend, minus realized capital gains for those calendar years and minus dividends paid within the first two of the preceding three calendar years. As of December 31, 2023, the maximum amount of dividends BICI can pay without regulatory approval is $2.9 million.
State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. BICI is subject to certain surplus and risk-based capital requirements under a company-specific stipulation and order from the Wisconsin OCI, which became effective on December 18, 2020 in connection with the issuance of BICI’s certificate of authority by the Wisconsin OCI. Pursuant to the Wisconsin OCI Stipulation and Order, BICI is required to (i) have a compulsory surplus equal to the greater of (A) $3.0 million or (B) the sum of (x) 50.0% of gross written premiums for medical malpractice insurance (which business is written as part of our Healthcare division) and (y) 20.0% of gross written premiums for all other covered lines of insurance, (ii) maintain surplus in excess of its required security surplus standard under Wisconsin law and (iii) maintain a ratio of total adjusted capital to authorized control level risk-based capital of not less than 400.0%. Upon the earlier of (i) a change in control of BICI that requires the filing of a Form A or (ii) the fifth anniversary of the effective date of the Wisconsin OCI Stipulation and Order, BICI may submit a written request for the Wisconsin OCI to consider whether the terms of the Wisconsin OCI Stipulation and Order should be continued or modified. Upon such written request, the Wisconsin OCI will initiate an inquiry to evaluate whether BICI’s business has maintained sufficient capitalization such that the assurances provided by the Wisconsin OCI Stipulation and Order are no longer required or whether any terms or conditions of the Wisconsin OCI Stipulation and Order should be modified. The inquiry would be expected to conclude within 120 calendar days. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance company subsidiary may in the future adopt statutory provisions, or impose additional constraints more restrictive than those currently in effect.

Investment Regulation
BICI is subject to Wisconsin laws that require diversification of our investment portfolios and prescribe limits on the kind, quality and concentration of investments. Failure to comply with these laws and regulations would cause nonconforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require us to sell those investments.
State Legislative and Regulatory Activity
From time to time, increased scrutiny has been placed upon the insurance regulatory framework, including licensing of employees, and a number of state legislatures have considered or enacted legislative measures that alter, and in many cases increase, state authority to regulate insurance companies. In addition to legislative initiatives of this type, insurance regulators and NAIC, a standard-setting association of state insurance regulators, are continuously involved in a process of reexamining existing laws and regulations and their application to insurance companies. The NAIC also establishes statutory accounting and reporting standards and drafts model insurance laws and regulations for adoption by the states.
As part of its solvency modernization efforts, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment Model Act (the “ORSA Model Act”), which has been enacted in Wisconsin. The ORSA Model Act requires insurance companies to assess the adequacy of their and their group’s risk management and current and future solvency position. Under the ORSA Model Act, an insurer must undertake an internal risk management review no less often than annually (but also at any time when there are significant changes to the risk profile of the insurer or its insurance group), in accordance with the NAIC’s ORSA Guidance Manual, and prepare a confidential summary report (“ORSA Report”) assessing the adequacy of the insurer’s risk management and capital in light of its current and future business plans. The ORSA Report is filed with a company’s lead state regulator and is available to other domiciliary regulators within the holding company system.
Also, in furtherance of its solvency modernization efforts, the NAIC adopted the Corporate Governance Annual Disclosure Model Act and Model Regulation, which has been enacted in Wisconsin and requires an insurer to provide an annual disclosure regarding its corporate governance practices to its lead state and/or domestic regulator.
In addition, in December 2020, the NAIC adopted a group capital calculation tool (“GCC”) to provide U.S. regulators with a method to aggregate the available capital and the minimum capital of each entity in a group in a way that applies to all groups regardless of their structure. In connection with the GCC, the NAIC also adopted changes to the Insurance Holding Company System Regulatory Model Act and Regulation, which have been enacted in Wisconsin, to require, subject to certain exemptions, the ultimate controlling person of every insurer subject to the holding company registration requirement to file an annual GCC with its lead state. The GCC uses an RBC aggregation methodology for all entities within an insurance holding company system group, including non-U.S. entities.
Additionally, in response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have begun to consider new cybersecurity measures, including the adoption of cybersecurity regulations which, among other things, would require insurance companies to establish and maintain a cybersecurity program and implement and maintain cybersecurity policies and procedures. On October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents and other licensed entities registered under state insurance laws.
Federal Regulation
Although the federal government generally has not directly regulated the business of insurance except for certain areas of the market, such as insurance for flood, nuclear and terrorism risks, federal initiatives often affect the insurance industry in a variety of ways. The U.S. federal government’s oversight of the insurance industry was expanded under the Dodd-Frank Act, which, among other things, established the Federal Insurance Office (the “FIO”). The FIO performs various functions with respect to insurance, including the submission of reports to

Congress that could ultimately lead to changes in the regulation of insurers and reinsurers in the U.S., although the FIO has no express regulatory authority over insurance companies or other insurance industry participants.
The Dodd-Frank Act also incorporated the Nonadmitted and Reinsurance Reform Act of 2010 (“NRRA”), which became effective on July 21, 2011, and establishes national uniform standards on how states may regulate and tax surplus lines insurance. In particular, the NRRA gives regulators in the home state of an insured exclusive authority to regulate and tax surplus lines insurance transactions. In August 2023, the NAIC adopted revisions to its Nonadmitted Insurance Model Act intended to implement the changes to the regulation of surplus lines insurance resulting from the NRRA.
In addition, a number of federal laws affect and apply to the insurance industry, including various privacy laws and the economic and trade sanctions implemented by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury. OFAC maintains and enforces economic sanctions against certain foreign countries and groups and prohibits U.S. persons from engaging in certain transactions with certain persons or entities. OFAC has imposed civil penalties on persons, including insurance and reinsurance companies, arising from violations of its economic sanctions program.
Credit for Reinsurance
State insurance laws permit U.S. insurance companies, as ceding insurers, to take financial statement credit for reinsurance that is ceded, so long as the assuming reinsurer satisfies the state’s credit for reinsurance laws. In general, credit for reinsurance is allowed if the assuming reinsurer is licensed or “accredited” in the state in which the ceding insurer is domiciled or maintains certain types of qualifying collateral.
The FIO and the Office of the U.S. Trade Representative exercised their authority under the Dodd-Frank Act and entered into a “covered agreement” with the European Union, as well as a similar “covered agreement” with the United Kingdom, which established standards on collateral requirements for reinsurance, insurance group supervision and confidentiality. In 2019, the NAIC adopted amendments to its Credit for Reinsurance Model Law to implement the reinsurance collateral provisions of the covered agreements, eliminating reinsurance collateral requirements for qualifying reinsurers domiciled in jurisdictions subject to an in-force covered agreement. The amended Credit for Reinsurance Model Law, which has been adopted in all U.S. States, including Wisconsin, also extends the zero reinsurance collateral provisions in the covered agreements to qualified reinsurers that have been approved as a “certified reinsurer” or “reciprocal jurisdiction reinsurer” and to qualified reinsurers that are domiciled in a U.S. jurisdiction that is accredited by the NAIC or in a non-U.S. jurisdiction that has not entered into a covered agreement with the U.S. but which is designated as a “reciprocal jurisdiction” by the NAIC. The NAIC list of reciprocal jurisdictions includes Bermuda, Japan and Switzerland.
Periodic Financial and Market Conduct Examinations
The Wisconsin OCI, BICI’s domiciliary state insurance regulator, is authorized to conduct on-site visits and examinations of the affairs of BICI, including its financial condition, its relationships and transactions with affiliates and its dealings with policyholders, every three to five years, and may conduct special or targeted examinations to address particular concerns or issues at any time. Insurance regulators of other states in which we do business in the future also may conduct examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action. Insurance regulatory authorities have broad administrative powers to restrict or revoke licenses to transact business and to levy fines and monetary penalties against insurers and insurance agents and brokers found to be in violation of applicable laws and regulations.
Trade Practices
The manner in which insurance companies and insurance agents and brokers conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include, but are not limited to, disseminating false information or advertising, unfair discrimination, rebating and false statements. We set business conduct policies and provide training to make our employee-producers aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes.

Unfair Claims Practices
Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices on a flagrant basis or with such frequency to indicate a general business practice. Unfair claims practices include, but are not limited to, misrepresenting pertinent facts or insurance policy provisions; failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies; and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled. We set business conduct policies and provide training to make our employee-producers aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes.
Quarterly and Annual Financial Reporting
Our insurance company subsidiary is required to file quarterly and annual financial reports with state insurance regulators using SAP rather than U.S. GAAP. In keeping with the intent to assure policyholder protection, SAP emphasizes solvency considerations. For a summary of the significant differences for our insurance company subsidiary between SAP and U.S. GAAP, see Note 16, “Insurance—Statutory Information,” to our audited consolidated financial statements included in this prospectus.
Risk-Based Capital
Risk-based capital (“RBC”) laws are designed to assess the minimum amount of capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. State insurance regulators use RBC to set capital requirements, considering the size and degree of risk taken by the insurer and taking into account various risk factors including asset risk, credit risk, underwriting risk and interest rate risk. As the ratio of an insurer’s total adjusted capital and surplus decreases relative to its risk-based capital, the RBC laws provide for increasing levels of regulatory intervention culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level.
Wisconsin has largely adopted the model legislation promulgated by the NAIC pertaining to RBC, and requires annual reporting by Wisconsin-domiciled insurers to confirm that the minimum amount of RBC necessary for an insurer to support its overall business operations has been met. Wisconsin-domiciled insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation by the Wisconsin OCI. Furthermore, BICI is required to maintain a ratio of total adjusted capital to authorized control level risk-based capital of not less than 400.0% under the Wisconsin OCI Stipulation and Order. Failure to maintain our risk-based capital at the required levels could adversely affect the ability of BICI to maintain the regulatory authority necessary to conduct our business. See “Risk Factors—We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines, suspensions, revoking licenses, orders to cease and desist operations, and criminal prosecution, which may adversely affect our financial condition and results of operations.”
IRIS Ratios
The NAIC IRIS is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers’ annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial.
For the year ended December 31, 2023, BICI had results outside the normal range in three categories. We believe our results for these ratios are attributable to our continued growth during our early years of operation. Management does not anticipate regulatory action as a result of these IRIS ratio results.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information for our executive officers, directors and director nominees.

Name	Age*	Position
Stephen Sills	75	Chief Executive Officer, President and Director
Brad Mulcahey	46	Chief Financial Officer and Treasurer
David Newman	69	Chief Underwriting Officer
Matthew Botein	51	Director Nominee
Angela Brock-Kyle	64	Director Nominee
Zhak Cohen	40	Director Nominee
Fabian Fondriest	63	Director Nominee
David Foy	57	Director Nominee
David Holman	63	Director Nominee
Jack Stein	29	Director Nominee
Thomas Baker	65	Director Nominee
Troy Van Beek	41	Director Nominee
_______________
*As of May 3, 2024.
Executive Officers
Stephen Sills. Stephen Sills has served as our Chief Executive Officer, President and as a member of our board of directors since September 2020. Mr. Sills has also served as a member of the board of managers of the General Partner since October 2020. Mr. Sills founded Bowhead in September 2020. Prior to founding Bowhead, Mr. Sills was retired from 2019 to September 2020. From 2013 through 2019, Mr. Sills served as the Chairman and Chief Executive Officer of CapSpecialty and Professional Risk Management Services, Inc. Mr. Sills founded Darwin in 2003 and served as Chairman, President and Chief Executive Officer of Darwin from 2003 through 2008. Prior to founding Darwin, Mr. Sills founded Executive Risk in 1987, where he served as Chief Underwriting Officer and later as Chief Executive Officer until its sale to the Chubb Corporation (“Chubb”) in 1999, after which he was an Executive Vice President of Chubb until 2001. Mr. Sills currently serves on the board of directors of the Trusted Resource Underwriters, the attorney-in-fact for Trusted Resource Underwriters Exchange, a Florida reciprocal property and casualty insurer. Mr. Sills previously served as a member of the board of the Connecticut Children’s Medical Center. Mr. Sills also served as president of the Professional Liability Underwriting Society (“PLUS”) and was awarded its Founders’ Award. This award recognizes a member who has made a significant contribution to PLUS. Mr. Sills received a B.S. in Economics from the University of Tennessee.
Brad Mulcahey. Brad Mulcahey has served as our Chief Financial Officer and Treasurer since September 2022. Prior to joining Bowhead, Mr. Mulcahey was Chief Financial Officer at Berkley Select, a division of W.R. Berkley Corp (NYSE: WRB) from October 2021 to September 2022. From May 2015 to until April 2019, Mr. Mulcahey served as Controller of JLT Specialty USA (“JLT”). Following JLT’s acquisition by Marsh & McLennan Companies (NYSE: MMC), Mr. Mulcahey served as a Senior Vice President, Finance with Marsh until September 2021. Prior to joining JLT, Mr. Mulcahey held various finance roles at Aon PLC (NYSE: AON) starting in 2002. Mr. Mulcahey received a B.A. in Business Administration and Finance from Southern Illinois University and is a Certified Public Accountant in the state of Illinois.
David Newman. David Newman has served as the Chief Underwriting Officer since January 2024. From October 2020 to December 2023, Mr. Newman served as our Chief Underwriter. Mr. Newman was retired from June 2016 to October 2020. Mr. Newman held various roles at Allied World from 2008 to June 2016 including Chief Underwriting Officer of the Global Markets division. Prior to Allied World acquiring Darwin in 2008, Mr. Newman served as Darwin’s Chief Underwriting Officer from 2003 to 2008. Prior to 2003, Mr. Newman spent over

20 years underwriting at syndicates operating within the Lloyd’s of London Market. Mr. Newman received an M.A. in Geography from Christchurch, University of Oxford.
Non-Employee Directors
Matthew Botein. Matthew B. Botein is expected to join our board of directors prior to the completion of this offering. Mr. Botein has served as a member of the board of managers of the General Partner from October 2020 to March 2024. Mr. Botein is a co-founder of Gallatin Point, a private investment firm and has served as a Managing Partner of Gallatin Point since 2017. Prior to founding Gallatin Point, Mr. Botein served as co-head and Chief Investment Officer for Alternatives of BlackRock Alternative Investors (“BAI”) from 2009 until 2017 and as an advisor to BAI from 2017 through 2020. Prior to joining BAI, Mr. Botein served as a Managing Director and member of the Management Committee at Highfields Capital Management, a Boston-based private investment partnership. He also served as a member of the private equity departments at The Blackstone Group and Lazard Frères & Co. LLC. Mr. Botein currently serves on the board of directors of James River Group Holdings, Ltd. (Nasdaq: JRVR), Tower Hill Risk Management, LLC, the Trusted Resource Underwriters, the attorney-in-fact for Trusted Resource Underwriters Exchange, a Florida reciprocal property and casualty insurer, Insurance Supermarket, Inc., Fortuna Holdings Ltd. and Northeast Bancorp (Nasdaq: NBN). Mr. Botein previously served on the board of directors of PennyMac Financial Services (NYSE: PFSI), Aspen Insurance Holdings (NYSE: AHL), CoreLogic Inc. (NYSE: CLGX), First American Corporation (NYSE: FAF), PennyMac Mortgage Investment Trust (NYSE: PMT). Mr. Botein also serves on the Board of Managers of Beth Israel Lahey (formerly CareGroup/CJP) and Boston Medical Center. Mr. Botein received a B.A. (magna cum laude) from Harvard College and a M.B.A degree (with high distinction) from Harvard Business School, where he was awarded Baker and Loeb scholarships.
Angela Brock-Kyle. Angela Brock-Kyle is expected to join our board of directors prior to the completion of this offering. Ms. Brock-Kyle has served as a member of the board of managers of the General Partner since December 2020. Ms. Brock-Kyle has served as a member of the board of directors of Hunt Companies Inc. since February 2019 and as a trustee on the board of the Guggenheim Funds since 2016. Ms. Brock-Kyle previously served as a member of the board of directors and chair of the audit committee of Infinity Property & Casualty Corporation. Ms. Brock-Kyle received a B.S. in finance and marketing from California State University, East Bay and J.D. and M.B.A. degrees from the University of California, Los Angeles.
Zhak Cohen. Zhak Cohen is expected to join our board of directors prior to the completion of this offering. Mr. Cohen has served as a member of the board of managers of the General Partner since October 2020. Mr. Cohen is a Managing Director and as a member of the investment committee at Gallatin Point, and has worked at the firm since December 2017. Prior to joining Gallatin Point, Mr. Cohen served as a Vice President in the Alternative Capital Team at XL Group from May 2014 to December 2017. Mr. Cohen has served on the board of Phoenix Holdings Ltd. (TLV: PHOE) and its affiliate, The Phoenix Insurance Company Ltd. since November 2019, Victor Insurance Exchange since June 2023, and Trusted Resources Underwriters, the attorney-in-fact for Trusted Resource Underwriters Exchange, a Florida reciprocal property and casualty insurer, since January 2024. Mr. Cohen received a B.A. (summa cum laude, phi beta kappa) in Philosophy from Brandeis University and a J.D. from the University of Pennsylvania Law School.
Fabian Fondriest. Fabian Fondriest is expected to join our board of directors prior to the completion of this offering. Mr. Fondriest served as a member of the board of managers of the General Partner from October 2020 to March 2024. Mr. Fondriest served on the board of directors of American Family Insurance Mutual Holding Company from 2017 through November 14, 2023. Mr. Fondriest retired as President of American Family Insurance Direct as of January 2022. Prior to his retirement, Mr. Fondriest served in various roles at AmFam since 2013, including as President of American Family Insurance Direct from 2016 to January 2022 and Chief Operating Officer of American Family Insurance Direct from 2014 to 2015. Mr. Fondriest also served as the Chief Executive Officer at Homesite Group Incorporated from 2001 to January 2022. Mr. Fondriest currently serves as the Chairman of the board of directors of the Trusted Resource Underwriters, the attorney-in-fact for Trusted Resource Underwriters Exchange, a Florida reciprocal property and casualty insurer. Mr. Fondriest received a B.A. in Economics from Harvard College and an M.B.A. from Harvard Business School.

David Foy. David Foy is expected to join our board of directors prior to the completion of this offering. Mr. Foy has served as a member of the board of managers of the General Partner since September 2022. Mr. Foy has served as a senior advisor to Bain Capital Insurance since October 2021. From May 2017 to October 2021, Mr. Foy served as an independent consultant for the insurance industry. Prior to this, Mr. Foy served as Executive Vice President and Chief Financial Officer of White Mountains Insurance Group from March 2003 to May 2017. Mr. Foy also serves as a director on the boards of Federal Life Insurance Company and Enhance Health. Mr. Foy received a B.S. in applied statistics from the Rochester Institute of Technology and is a Fellow in the Society of Actuaries.
David Holman. David Holman is expected to join our board of directors prior to the completion of this offering. Mr. Holman has served as a member of the board of managers of the General Partner since October 2020. Mr. Holman retired from AFMIC effective April 3, 2024. From October 2021 through December 2023, Mr. Holman served as the Chief Administration Officer and Corporate Secretary of AFMIC. From January 2014 through October 2021, Mr. Holman served as Chief Strategy Officer and Corporate Secretary of AFMIC. From November 2011 to January 2014, Mr. Holman served as Chief Legal Officer of AFMIC. Mr. Holman received a B.A. in Economics and Political Science from St. Olaf College and a J.D. from Hamline University.
Jack Stein. Jack Stein is expected to join our board of directors prior to the completion of this offering. Mr. Stein has served as a member of the board of managers of the General Partner since August 2022. Mr. Stein currently serves as a Vice President at Gallatin Point, a private investment firm, which he joined in February 2020. Prior to working at Gallatin Point, Mr. Stein served as an analyst in the investment banking division of Jefferies LLC (“Jefferies”) from June 2017 to January 2020. Since January 2024, Mr. Stein has served on the board of directors and as a member of the Investment Committee of Trusted Resource Underwriters, the attorney-in-fact for Trusted Resource Underwriters Exchange, a Florida reciprocal property and casualty insurer. Mr. Stein has served on the board of Belenus Lux S.à.r.l., the controlling shareholder of Phoenix Holdings Ltd., since February 2024. Mr. Stein received a B.S. in Economics with concentrations in Finance and Management from the Wharton School at the University of Pennsylvania.
Thomas Baker. Thomas Baker is expected to join our board of directors shortly after the completion of this offering. Mr. Baker has served as the William Maul Measey Professor at the University of Pennsylvania, where he teaches courses and conducts research related to insurances business, law and regulation, at the Carey School of Law and the Wharton School since July 2008. Mr. Baker co-founded Picwell, Inc., a health data analytics company, in 2012 and served as their Chief of Executive Officer from January 2013 to January 2014, and as a director from June 2014 to June 2018. In addition, Mr. Baker has run Tom Baker Consulting, an active insurance consulting business since 1994 and has served as the Reporter of the American Law Institute's Restatement of the Law Liability Insurance since 2000. Mr. Baker received a B.A. in Sociology from Harvard College and a J.D. from Harvard Law School.
Troy Van Beek. Troy Van Beek is expected to join our board of directors prior to the completion of this offering. Mr. Van Beek has served as a member of the board of managers of the General Partner since March 2024. Mr. Van Beek has served as the Chief Financial Officer and Treasurer of AFMIC since January 2022. From July 2021 through December 2021, Mr. Van Beek served as the President of Homesite Insurance Inc. From March 2020 through December 2021, Mr. Van Beek served also served as the Chief Financial Officer of Homesite Insurance Inc. and American Family Direct. Mr. Van Beek previously served as the Finance Vice President of AmFam from March 2015 through March 2020. Mr. Van Beek received a B.A. and an M.S. in Accounting from the University of Wisconsin – Madison.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Board Composition and Election of Directors
Our amended and restated bylaws will provide that the number of directors constituting our entire board of directors shall be fixed from time to time by the board of directors. Upon consummation of this offering, our board of directors will consist of ten members.

Prior to the completion of this offering, we will amend our certificate of incorporation and bylaws to divide our board of directors into three classes of approximately equal number of directors, with each director serving a three-year term and one class being elected at each annual meeting of stockholders. The classified board provisions are subject to a seven-year sunset. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law—Classified Board of Directors.” Our directors and director nominees will be divided among the three classes as follows:
•the Class I directors will be Matthew Botein, Troy Van Beek, Thomas Baker and Stephen Sills, and their terms will expire at our 2025 annual meeting of stockholders;
•the Class II directors will be Zhak Cohen, David Holman and David Foy, and their terms will expire at our 2026 annual meeting of stockholders; and
•the Class III directors will be Jack Stein, Angela Brock-Kyle and Fabian Fondriest, and their terms will expire at our 2025 annual meeting of stockholders.
We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.
As discussed under “Certain Relationships and Related Party Transactions—Board Designee Agreement,” and “Certain Relationships and Related Party Transactions—Investor Matters Agreement,” GPC Fund and AFMIC will have respective rights (but not obligations) to nominate certain of our directors upon completion of the Reorganization Transactions.
Controlled Company Status
For purposes of the corporate governance rules of NYSE , we expect to be a “controlled company” upon completion of this offering. Controlled companies under those rules are companies of which more than 50.0% of the voting power for the election of directors is held by an individual, a group or another company. BIHL will own more than 50.0% of our voting power upon completion of this offering. Accordingly, we expect to be eligible for and intend to rely on certain exemptions from the corporate governance requirements of NYSE. Specifically, as a “controlled company,” we would not be required to have (i) a majority of independent directors, (ii) a nominating and corporate governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (iii) a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or (iv) an annual performance evaluation of the nominating and governance and compensation committees. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event we cease to be a “controlled company” and our shares continue to be listed on NYSE, we will be required to comply with these provisions within the applicable transition periods. See “Risk Factors—We will be a “controlled company” within the meaning of the rules of NYSE and, as a result, will qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.”
Director Independence
We have reviewed the independence of the persons that will be serving as directors after the consummation of this offering using the NYSE independence standards. Based on this review, we have determined that David Foy, Thomas Baker and Angela Brock-Kyle are independent within the meaning of the NYSE listing standards.
Committees of the Board of Directors
After the completion of this offering, the standing committees of our board of directors will consist of an Audit Committee and a Compensation, Nominating and Corporate Governance Committee. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

Audit Committee
After the completion of this offering, our Audit Committee will consist of David Foy, who serves as the Chair of the Audit Committee, Thomas Baker and Angela Brock-Kyle qualify as independent directors under the corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. Our board of directors has determined that David Foy qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K. The Audit Committee assists our board of directors in fulfilling its oversight responsibilities relating to:
•accounting, financial reporting and disclosure processes;
•adequacy and soundness of systems of disclosure and internal control established by management;
•the quality and integrity of our financial statements and the annual independent audit of our financial statements;
•our independent registered public accounting firm’s qualifications and independence;
•the performance of our internal audit function and independent registered public accounting firm;
•our compliance with legal and regulatory requirements in connection with the foregoing;
•compliance with our Code of Conduct;
•overall risk management profile; and
•approving related party transactions.
Our board of directors will adopt a written charter for the Audit Committee, which will be available on our website upon the completion of this offering.
Compensation, Nominating and Corporate Governance Committee
Upon the completion of this offering, we expect to have a Compensation, Nominating and Corporate Governance Committee, consisting of Matthew Botein, Troy Van Beek and Zhak Cohen, who will serve as the chair. Because we will be a controlled company for purposes of NYSE listing requirements, we have elected to take advantage of exemption from the requirement that would otherwise require our Compensation, Nominating and Corporate Governance Committee to be comprised entirely of independent directors.
The purpose of the Compensation, Nominating and Corporate Governance Committee is to:
•advise our board of directors concerning the appropriate composition of our board of directors and its committees;
•identify individuals qualified to become members of our board of directors;
•recommend to our board of directors the persons to be nominated by our board of directors for election as directors at any meeting of stockholders;
•recommend to our board of directors the members of our board of directors to serve on the various committees of our board of directors;
•develop and recommend to our board of directors a set of corporate governance guidelines and assist our board of directors in complying with them;
•oversee the evaluation of our board of directors, our board of directors’ committees and management;
•oversee environmental, social and corporate governance strategies and initiatives;

•establish, maintain and administer compensation and benefit policies designed to attract, motivate and retain personnel with the requisite skills and abilities to contribute to our long-term success;
•set our compensation program and the compensation of our executive officers, directors and key personnel;
•monitor our incentive compensation and equity-based compensation plans;
•succession plan for our executive officers, directors and key personnel;
•maintain and administer our compliance with the compensation rules, regulations and guidelines promulgated by NYSE, the SEC and other law, as applicable; and
•prepare the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.
Our board of directors will adopt a written charter for the Compensation, Nominating and Corporate Governance Committee, which will be available on our website upon the completion of this offering.
Compensation, Nominating and Corporate Governance Committee Interlocks and Insider Participation
None of the members of our Compensation, Nominating and Corporate Governance Committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the Compensation, Nominating and Corporate Governance Committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or Compensation, Nominating and Corporate Governance Committee.
We have entered into certain indemnification agreements with our directors described in “Certain Relationships and Related Party Transactions—Director and Officer Indemnification Agreements.”
Board of Directors Review and Selection
When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, our board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
In evaluating director candidates, we consider, and will continue to consider in the future, factors, including personal and professional character, integrity, ethics and values, experience in corporate management, finance and other relevant industry experience, social policy concerns, judgment, potential conflicts of interest, including other commitments, practical and mature business judgment, and such factors as age, gender, race, orientation, experience and any other relevant qualifications, attributes, or skills.
Code of Ethics and Code of Conduct
We will adopt a new Code of Ethics and Business Conduct that applies to all of our directors, officers and employees, including our chief executive officer and chief financial officer. Our Code of Ethics and Business Conduct will be available on our website upon the completion of this offering. Our Code of Ethics and Business Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

EXECUTIVE AND DIRECTOR COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “2023 Summary Compensation Table” below. For the fiscal year ended December 31, 2023, our “named executive officers” and their positions were as follows:
•Stephen Sills, Chief Executive Officer
•Brad Mulcahey, Chief Financial Officer; and
•David Newman, Chief Underwriting Officer
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.
2023 Summary Compensation Table
The following table provides information regarding the compensation earned by our named executive officers for the year ended December 31, 2023.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Stephen Sills	2023	$643,750	$713,790	$—	$35,407	$1,392,947
Chief Executive Officer
Brad Mulcahey	2023	$303,973	$251,432	$117,251	$39,605	$712,261
Chief Financial Officer
David Newman	2023	$522,820	$533,610	$—	$—	$1,056,430
Chief Underwriting Officer
__________________
(1)Mr. Newman served as a consultant during 2023 and his salary figure represents monthly consulting fees he received during such time.
(2)Represents a discretionary bonus awarded to each named executive officer at their respective target bonus amounts.
(3)Amounts reflect the grant date fair value of Class P Interests in BIHL (“Class P Interests”), granted on May 16, 2023, in accordance with ASC Topic 718. For additional information regarding assumptions used to calculate the value of such awards, please refer to Note 9 to our consolidated financial statements in this registration statement.
(4)The following table sets forth the amount of each other item of compensation paid to, or on behalf of, our named executive officers in 2023 reported in the “All Other Compensation” column. Amounts for each other item of compensation are valued based on the aggregate incremental cost.

Name	Company 401(k) Contribution ($)	Health Disability and Basic Life Insurance ($)	Cell Phone and Internet ($)	Total ($)
Stephen Sills	$13,200	$18,117	$4,090	$35,407
Brad Mulcahey	$12,276	$26,551	$778	$39,605
David Newman(a)	$—	$—	$—	$—
__________________
(a)Mr. Newman’s all other compensation for fiscal year 2023 was under $10,000 and as permitted by SEC rules, is not required to be reported.
Narrative Disclosure to Summary Compensation Table
Salaries
In 2023, the named executive officers received an annual base salary to compensate them for services rendered to the Company or an affiliate of the Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Effective March 1, 2023, the annual base salaries for each of Messrs. Sills, Mulcahey and Newman were $648,900, $304,767 and $526,670, respectively.
Bonuses
The named executive officers are eligible to receive discretionary service-based bonuses, with the following targets for the fiscal year 2023 (as a percentage of base salary for Mr. Sills and Mr. Mulcahey and as a percentage of annual fees for Mr. Newman): Mr. Sills (100%), Mr. Mulcahey (75%) and Mr. Newman (100%).
Equity Awards
Our named executive officers have historically been granted Class P Interests in BIHL, which are granted under the BIHL Amended and Restated Limited Partnership Agreement and represent membership interests that are intended to constitute “profits interests” for federal income tax purposes. Class P Interests generally vest with respect to 20% of the award on each of the first five anniversaries of the grant date, subject to the executive’s continued employment or service with the Company or its subsidiaries through each such date. In connection with the offering, the Class P Interests will remain outstanding and will continue to vest in accordance with their terms.
Retirement Benefits
The Company maintains a retirement plan intended to provide benefits under Section 401(k) of the Code, pursuant to which employees, including the named executive officers, can make voluntary pre-tax contributions. The Company’s safe harbor plan includes a 100% Company match on the first 4% contributed by employees, up to the statutory compensation limits. All matching contributions are 100% vested immediately.
Employee Benefits and Perquisites
During their employment, named executive officers are eligible to participate in Company (or an affiliate of the Company) sponsored employee benefit plans, in each case on the same basis as all of its other employees and subject to the terms and eligibility requirements of those plans. The Company contributes to the cost of health, disability and basic life insurance for our named executive officers. Named executive officers are also provided a monthly allowance to cover costs of cell phone and internet.
Employment Agreements with Named Executive Officers
Bowhead Underwriting Services, Inc. and Mr. Sills entered into an employment agreement, effective as of October 30, 2020 (the “Sills Agreement”). The term of the agreement is for five years with automatic one-year renewal periods, unless either party provides written notice of non-renewal at least ninety days prior to the end of the then-current term. The Sills Agreement provides for an initial annual base salary, target bonus opportunity (ranging from 100% of his base salary to a maximum of 150% of his base salary), an initial grant of profits interests in BIHL (which at all times will represent at least 25% of the outstanding Class P Interests), paid vacation, reimbursement of reasonable business expenses and eligibility to participate in applicable benefit plans. The Sills Agreement also provides for certain severance benefits upon a qualifying termination, as described in “—Potential Payments Upon Termination or Change in Control” below. Prior to completion of the offering, the Company intends to enter into a new employment agreement with Mr. Sills, the material terms of which will be summarized in subsequent amendments to the registration statement this prospectus forms a part.
Bowhead Underwriting Services, Inc. and Mr. Newman entered into a consultancy agreement, effective as of October 12, 2020. The consultancy agreement provided for a fixed annual fee of $441,570 and variable compensation based on achieving certain milestones with a target of $400,000 per year. Following Mr. Newman’s transition to an employee at the beginning of 2024, the consultancy agreement is no longer in effect.
Mr. Mulcahey and Mr. Newman are not party to any employment agreement with the Company or an affiliate of the Company.

Compensation Arrangements to be Adopted in Connection with this Offering
2024 Plan
In connection with the offering, our board of directors expects to adopt, and we expect our stockholders to approve, the Bowhead Specialty Holdings Inc. 2024 Omnibus Incentive Plan (the “2024 Plan”). The 2024 Plan will become effective on the date on which it is approved by the Company stockholders. The purpose of the 2024 Plan will be to provide additional incentives to selected officers, employees, partners, non-employee directors, independent contractors, and consultants of the Company or its affiliates to strengthen their commitment, motivate them to faithfully and diligently perform their responsibilities and to attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will impact our long-term growth and profitability. The material terms of the 2024 Plan, as it is currently contemplated, are summarized below.
Eligibility and Administration. Officers, employees, partners, non-employee directors, independent contractors, and consultants of the Company or its affiliates will be eligible to receive awards under the 2024 Plan. Our board of directors will administer the 2024 Plan unless they appoint a committee of directors to administer certain aspects of the 2024 Plan. The board of directors or committee administering the 2024 Plan is referred to herein as the “plan administrator.” Subject to applicable laws and regulations, the plan administrator is authorized to delegate its administrative authority under the 2024 Plan to an officer of the Company or other individual or group.
The plan administrator will have the authority to exercise all powers either specifically granted under the 2024 Plan or as necessary and advisable in the administration of the 2024 Plan, including, without limitation: (i) to select those eligible recipients who will be granted awards; (ii) to determine whether and to what extent awards are to be granted to participants; (iii) to determine the number of shares of Company common stock or cash to be covered by each award; (iv) to determine the terms and conditions, not inconsistent with the terms of the 2024 Plan, of each award granted thereunder; (v) to determine the terms and conditions, not inconsistent with the terms of the 2024 Plan, which govern all written instruments evidencing awards; (vi) to determine the fair market value in accordance with the terms of the 2024 Plan; (vii) to determine the duration and purpose of leaves of absence which may be granted to a participant without constituting termination of the participant’s employment, tenure or service for purposes of awards; (viii) to adopt, alter and repeal such administrative rules, guidelines and practices governing the 2024 Plan as it will from time to time deem advisable; (ix) to prescribe, amend and rescind rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or qualifying for favorable tax treatment under applicable foreign laws, which rules and regulations may be set forth in an appendix or appendices to the 2024 Plan or the applicable award agreement; and (x) to construe and interpret the terms and provisions of the 2024 Plan and any award issued under the 2024 Plan (and any award agreement relating thereto), and to otherwise supervise the administration of the 2024 Plan and to exercise all powers and authorities either specifically granted under the 2024 Plan or necessary and advisable in the administration of the 2024 Plan.
Shares Available for Awards. The Company will initially reserve a pool of shares of Company common stock for issuance under the 2024 Plan equal to approximately ten (10) percent of the Fully Diluted Shares (as such term is defined in the 2024 Plan) as of the effective date, as increased on the first day of each fiscal year of the Company beginning in calendar year 2025 by a number of shares equal to the lesser of (x) a number equal to two (2) percent of the Fully-Diluted Shares (as such term is defined in the 2024 Plan) on the final day of the immediately preceding fiscal year and (y) such smaller number of shares as is determined by our board of directors.
Shares issued under the 2024 Plan may consist of authorized but unissued or reacquired shares of Company common stock. If any shares subject to an award are forfeited, cancelled, exchanged or surrendered or if an award otherwise terminates or expires without a distribution of shares to the participant, the shares with respect to such award will, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for awards under the 2024 Plan. If an award under the 2024 Plan is paid or settled in cash, is exchanged or withheld as full or partial payment in connection with any option or stock appreciation right (“SAR”), or is exchanged or withheld to satisfy the tax withholding obligations related to an award under the 2024 Plan, then any shares subject to such award may, to the extent of such cash settlement, exchange or withholding, be used again for new grants under the 2024 Plan. If an award under the 2024 Plan is forfeited, exchanged, surrendered, cancelled or expires, then any forfeited, exchanged, surrendered, cancelled or expired shares subject to such award may be used for new grants under the 2024 Plan. In addition, (i) to the extent an award is denominated in shares, but paid or settled in cash, the number of shares with respect to which such payment or settlement is made will again be available for grants of awards pursuant to the 2024 Plan and (ii) shares underlying awards that can only be settled in cash will not be counted against the aggregate number of shares of common stock available for awards under the 2024 Plan.
Awards that are assumed, converted, or substituted under the 2024 Plan as a result of the Company’s acquisition of another company (including by way of merger, combination or similar transactions) (each such award a “substitute award”) will not reduce the shares available for grant under the 2024 Plan.
The maximum amount of compensation awarded to a non-employee member of the board of directors pursuant to an award under the 2024 Plan for service as a non-employee director for a calendar year may not exceed $500,000 (calculating the value of any such awards based on the grant date fair value of such awards for the Company’s financial reporting purposes). This limitation will be increased to $750,000 in total value (calculating the value of any such awards based on the grant date fair value of such awards for the Company’s financial reporting purposes) for awards granted to non-employee directors of the Company in their initial calendar year of service as such on the board of directors.
Equitable Adjustments. The 2024 Plan provides that, in the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, special or extraordinary dividend, combination or exchange of shares, change in corporate structure or a similar corporate event affecting the common stock of the Company (in each case, a “Change in Capitalization”), the plan administrator will make, in its sole discretion, an equitable substitution or proportionate adjustment in (i) the number of shares of common stock reserved under the 2024 Plan, (ii) the kind and number of securities subject to, and the exercise price or base price of, any outstanding options and SARs granted under the 2024 Plan, (iii) the kind, number and purchase price of shares of common stock, or the amount of cash or amount or type of property, subject to outstanding restricted stock, restricted stock units, stock bonuses and other share-based awards granted under the 2024 Plan and (iv) the performance goals and performance periods applicable to any awards granted under the 2024 Plan. The plan administrator will make other equitable substitutions or adjustments as it determines in its sole discretion.
In addition, in the event of a Change in Capitalization (including a change in control, as described below), the plan administrator may cancel any outstanding awards for the payment of cash or in-kind consideration. However, if the exercise price or base price of any outstanding award is equal to or greater than the fair market value of the shares of Company common stock, cash or other property covered by such award, the board of directors may cancel the award without the payment of any consideration to the participant.
Awards. The 2024 Plan provides for the grant of stock options (including incentive stock options (“ISOs”) and nonqualified stock options), SARs, restricted stock, restricted stock units (“RSUs”), other stock-based awards, stock bonuses, cash awards and substitute awards. Certain awards under the 2024 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2024 Plan will be granted pursuant to an award agreement containing terms and conditions applicable to the award, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than ISOs can be granted to employees, consultants, and directors, but ISOs can be granted only to employees. A brief description of each award type is provided below.
Stock Options. Stock options provide for the purchase of shares of Company common stock in the future at an exercise price set on the grant date. Each option granted under the 2024 Plan may either be an option intended to qualify as an ISO within the meaning of Section 422 of the Internal Revenue Code or an option not intended to be so qualified (a nonqualified stock option). ISOs may be granted only to an employee of the Company, its parent corporation or a subsidiary. To the extent that the aggregate fair market value of the shares of common stock for which ISOs are exercisable for the first time by a participant during any calendar year exceeds $100,000, such excess ISOs will be treated as nonqualified stock options.

The term of any stock option may not exceed ten years from the date of grant and, except as provided in the applicable award agreement, the exercise price may not be less than 100% of the fair market value of a share of Company common stock on the date the option is granted. If an ISO is granted to a participant who owns more than 10% of the voting power of all classes of shares of the Company, its parent corporation or a subsidiary, the exercise period of the ISO may not exceed five years from the date of grant and the exercise price may not be less than 110% of the fair market value of a share of common stock on the date the ISO is granted. The exercise price for shares of common stock subject to a stock option may be paid in cash, or as determined by the plan administrator in its sole discretion, (i) through any cashless exercise procedure approved by the plan administrator (including the withholding of shares otherwise issuable upon exercise), (ii) by tendering unrestricted shares of common stock owned by the participant, (iii) with any other form of consideration approved by the plan administrator and permitted by applicable law or (iv) by any combination of these methods. The number of shares of common stock reserved for issuance under the 2024 Plan that may be issued pursuant to the exercise of ISOs may not exceed the initial share reserve amount noted above (subject to equitable adjustments).
If a participant disposes of any shares of common stock acquired pursuant to the exercise of an ISO before the later of (i) two years after the date of grant and (ii) one year after the date of exercise of the ISO, the participant must notify the Company in writing immediately after the date of such disposition. The Company may, if determined by the plan administrator, retain possession of any shares acquired pursuant to the exercise of an ISO as agent for the participant until the end of the period described in the preceding sentence, subject to complying with any instructions form the participant as to the sale of such shares.
Except as provided in the applicable award agreement, a participant will have no rights to dividends, dividend equivalents or distributions or other rights of a stockholder with respect to the shares of common stock subject to a stock option until the participant has given written notice of exercise and paid the exercise price and applicable withholding taxes. The rights of a participant upon a termination of employment or service will be set forth in the applicable award agreement.
SARs. SARs may be granted either alone (a “Free-Standing SAR”) or in conjunction with all or part of any option granted under the 2024 Plan (a “Related Right”). A Free-Standing SAR will entitle its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of Company common stock over the base price of the Free-Standing SAR (which, except as provided in the applicable award agreement or in the case of substitute awards, will be no less than 100% of the fair market value of the related share of common stock on the date of grant). A Related Right will entitle its holder to receive, at the time of exercise of the Related Right and surrender of the applicable portion of the related stock option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of Company common stock over the exercise price of the related option. The term of a Free-Standing SAR may not exceed ten years from the date of grant. The term of a Related Right will expire upon the expiration of its related option, but in no event will be exercisable more than ten years after the grant date.
Except as provided in the applicable award agreement, the holder of a SAR will have no rights to dividends, dividend equivalents or distributions or any other rights of a stockholder with respect to the shares of common stock subject to the SAR until the holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.
The rights of the holder of a Free-Standing SAR upon a termination of employment or service will be set forth in the applicable award agreement. Related Rights will be exercisable at such times and subject to the terms and conditions applicable to the related option.
Restricted Stock and Restricted Stock Units. Restricted stock is an award of forfeitable shares of Company common stock that are subject to certain vesting conditions and other restrictions. RSUs are contractual promises to deliver shares of Company common stock in the future or an equivalent in cash, as determined in the discretion of the plan administrator at the time of grant. The plan administrator will determine the eligible recipients to whom, and the time or times at which, restricted stock or RSUs will be made; the number of Company common stock to be awarded; the price, if any, to be paid by the participant for the acquisition of restricted stock or RSUs; the period of time prior to which restricted stock or RSUs become vested and free of restrictions on transfer; the performance goals (if any); and all other conditions of the restricted stock and RSUs. If the restrictions, performance goals and/or conditions established by the plan administrator are not attained, a participant will forfeit the participant’s restricted stock or RSUs, in accordance with the terms of the grant. Additionally, the award agreement for restricted stock and RSUs may provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as set forth in the award agreement, including, but not limited to, the attainment of certain performance related goals, the participant’s termination of employment, tenure or service with the Company or any affiliate thereof, or the participant’s incapacity. The provisions of restricted stock or RSUs need not be the same with respect to each participant.
Unless the award agreement provides otherwise, participants with restricted stock will generally have all of the rights of a stockholder, including the right to vote and receive dividends declared with respect to such shares of restricted stock, provided that except as provided in the applicable award agreement, any dividends declared during the restricted period with respect to such restricted stock will only become payable if (and to the extent) the underlying restricted stock vests. Except as provided in the applicable award agreement, participants will generally not have the rights of a stockholder with respect to shares of Company common stock subject to RSUs during the restricted period; provided, however, that, subject to Section 409A of the Code, an amount equal to any dividends declared during the restricted period with respect to the number of Company common stock covered by RSUs may, to the extent set forth in an award agreement, be provided to the participant either currently or at the time (and to the extent) that shares of Company common stock in respect of the related RSUs are delivered to the participant.
The rights of participants granted restricted stock or RSUs upon termination of employment, tenure or service with the Company and all affiliates thereof for any reason during the restricted period will be set forth in the award agreement. Additionally, the plan administrator reserves the right in its sole discretion to provide (either at or after the grant thereof) that any RSU represents the right to receive the amount of cash per unit that is determined by the plan administrator in connection with the award.
Other Stock-Based Awards. Other stock-based awards are other awards valued wholly or partially by referring to, or otherwise based on, shares of Company common stock, including dividend equivalents. Any dividend or dividend equivalent awarded will be subject to the same restrictions, conditions and risks of forfeiture as the underlying awards and, except as provided in the applicable award agreement, will only become payable if (and to the extent) the underlying awards vest. Subject to the provisions of the 2024 Plan, the plan administrator will have the authority to determine the individuals to whom and the time or times at which other stock-based awards will be granted, the number of shares of common stock to be granted pursuant to such other stock-based awards, or the manner in which such other stock-based awards will be settled, or the conditions to the vesting and/or payment or settlement of such other stock-based awards (which may include, but not be limited to, achievement of performance criteria) and all other terms and conditions of such other stock-based awards.
Stock Bonuses. Stock bonuses are bonuses payable in fully vested shares of Company common stock and will be evidenced in uncertificated form or by a book entry record or a certificate issued in the name of the participant to whom such grant was made and delivered to such participant as soon as practicable after the date on which such stock bonus is payable.
Cash Awards. Cash awards are awards payable solely in cash, and such will be subject to the terms, conditions, restrictions and limitations determined by the plan administrator, in its sole discretion, from time to time. Cash awards may be granted with value and payment contingent upon the achievement of performance goals.
Treatment of Outstanding Awards Upon a Change in Control. In the event that a “change in control” (as defined below) occurs, each award granted under the 2024 Plan will continue to operate in accordance with its terms, subject to adjustment (including, without limitation, assumption or conversion into equivalent awards of the acquirer’s equity), as described above. Except as provided in the applicable award agreement, if (i) a change in control occurs and (ii) either (x) an outstanding award is not assumed or substituted in connection with such change in control or (y) an outstanding award is assumed or substituted in connection with such change in control and a participant’s employment or service is terminated without cause or by the participant for good reason (if applicable) within 24 months following the change in control, then (i) any unvested or unexercisable portion of an award carrying a right to exercise will become fully vested and exercisable and (ii) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any other award granted under the 2024 Plan will lapse, the awards will vest in full and any performance conditions will be deemed to be achieved at the greater of target or actual performance levels.
For purposes of the 2024 Plan, an outstanding award will be considered to be assumed or substituted for if, following the change in control, the award remains subject to the same terms and conditions that were applicable to the award immediately prior to the change in control except that, if the award related to shares of common stock, the award instead confers the right to receive common stock of the acquiring entity (or such other security or entity as may be determined by the plan administrator, in its sole discretion).
For purposes of the 2024 Plan “change in control” means (i) any person (or any group of persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act) is or becomes the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such person any securities acquired directly from the Company or its affiliates) representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities, excluding (x) any acquisition of direct or indirect beneficial ownership by GPC Partners Investments (SPV III) LP or its affiliates (including any fund controlled by GPC Partners Investments (SPV III) LP or its affiliates) and (y) any person who becomes such a beneficial owner in connection with a transaction described in clause (I) of paragraph (iii) below; (ii) the following individuals cease for any reason to constitute a majority of the number of directors then serving on the board: individuals who, on the effective date, constitute the board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the board or nomination for election by the Company’s shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the effective date or whose appointment, election or nomination for election was previously so approved or recommended; (iii) there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary with any other corporation or other entity, other than (I) a merger or consolidation (A) which results in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary, more than fifty percent (50%) of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation and (B) immediately following which the individuals who comprise the board immediately prior thereto constitute at least a majority of the board of directors of the Company, the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger or consolidation is then a subsidiary, the ultimate parent thereof, or (II) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person is or becomes the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such person any securities acquired directly from the Company or its affiliates) representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities; or (iv) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets, other than (A) a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by shareholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the Company immediately prior to such sale or (B) a sale or disposition of all or substantially all of the Company’s assets immediately following which the individuals who comprise the board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof. Notwithstanding the foregoing, a change in control will not be deemed to have occurred as a result of any transaction or series of integrated transactions following which any “continuing person” (as defined in the 2024 Plan) or any group of continuing persons possesses the ownership, directly or indirectly, of securities having the power to elect a majority of the board or the board of directors or similar body governing the affairs of any successor to the Company.

Repricing. The Company may not, without first obtaining the approval of the Company’s shareholders, (i) amend the terms of outstanding options or stock appreciation rights to reduce the exercise price or base price, as applicable, of such options or stock appreciation rights, (ii) cancel outstanding options or stock appreciation rights in exchange for options or stock appreciation rights with an exercise price or base price, as applicable, that is less than the exercise price or base price of the original options or stock appreciation rights or (iii) cancel outstanding options or stock appreciation rights with an exercise price or base price, as applicable, that is above the current per share stock price, in exchange for cash, property or other securities.
Amendment and Termination. The 2024 Plan provides that the board of directors or plan administrator, if one is appointed, may amend, alter or terminate the 2024 Plan, or amend any outstanding awards, but participant consent is required if the action would adversely affect the participant’s rights with respect to outstanding awards. Unless the board of directors determines otherwise, stockholder approval of an amendment, alteration or termination will be obtained if required to comply with any rules of the stock exchange on which the common stock of the Company is traded or other applicable law. The plan administrator may amend the terms of any award, prospectively or retroactively, so long as the amendment does not adversely affect the rights of any participant without the participant’s consent.
Term. No award will be granted pursuant to the 2024 Plan on or after the tenth anniversary of the effective date (as such term is defined in the 2024 Plan), although awards granted before that time will remain outstanding in accordance with their terms.
Transferability and Participant Payments. Until they are fully vested and/or exercisable, awards under the 2024 Plan are generally non-transferrable, subject to the plan administrator’s consent, and are generally exercisable only by the participant. With regard to tax withholding, exercise price, and purchase price obligations arising in connection with awards under the 2024 Plan, generally the plan administrator may, in its discretion, accept cash, shares of Company common stock that meet specified conditions, or such other consideration as it deems suitable.
Outstanding Equity Awards at Fiscal Year-End Table
The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2023.

Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)

Stephen Sills	4,075,000	(3)	$1,658,729
Brad Mulcahey	543,333	(4)	$221,164
	339,583	(5)	$138,227
David Newman	815,000	(6)	$331,746
__________________
(1)This column reflects information regarding Class P Interests held by our named executive officers that were outstanding and unvested as of December 31, 2023. The Class P Interests are “profits interests” for U.S. federal income tax purposes and entitle the holder to participate in the future appreciation of BIHL on and after the date of grant. See “Equity Based Incentives –Profits Interests” for additional detail on the Class P Interests and treatment in connection with the offering.
(2)There is no public market for the Class P Interests. The market value of Class P Interests is determined by multiplying the value of the applicable class of interests as of December 31, 2023, as determined in accordance with BIHL’s valuation process, by the number of interests of the applicable class.
(3)The Class P Interests were approved by our board of directors and granted on December 4, 2020 and vest 20% on each of the first five anniversaries of the grant date, subject to the executive’s continued employment or service with the Company or its subsidiaries through each such vesting date.
(4)The Class P Interests were approved by our board of directors and granted on November 9, 2022 and vest 20% on each of the first five anniversaries of the grant date, subject to the executive’s continued employment or service with the Company or its subsidiaries through each such vesting date.

(5)The Class P Interests were approved by our board of directors and granted on May 16, 2023 and vest 20% on each of the first five anniversaries of the grant date, subject to the executive’s continued employment or service with the Company or its subsidiaries through each such vesting date.
(6)The Class P Interests were approved by our board of directors and granted on December 4, 2020 and vest 20% on each of the first five anniversaries of the grant date, subject to the executive’s continued employment or service with the Company or its subsidiaries through each such vesting date.
Potential Payments Upon Termination or Change in Control
Mr. Mulcahey and Mr. Newman are not entitled to any cash payments upon a qualifying termination or a change in control.
Pursuant to the Sills Agreement, if Mr. Sills is terminated without cause or resigns for good reason, then he will be entitled to the following payments and benefits: (i) accrued obligations, (ii) continued payment of base salary for a period of twelve months following the date of termination, (iii) payment equal to his target annual bonus for the year in which termination occurs, (iv) any earned but unpaid annual bonus, (v) a lump sum payment equal to twelve months’ medical coverage under COBRA and (vi) 100% vesting acceleration of Class P Interests. In the event of Mr. Sills’ death or disability, the Sills Agreement provides for the following payments and benefits: (i) accrued obligations, (ii) any earned but unpaid annual bonus, (iii) a lump sum payment equal to twelve months’ medical coverage under COBRA (only with respect to disability) and (iv) partial accelerated vesting of his Class P Interests. Payment of the forgoing (except for accrued amounts) is conditioned upon Mr. Sills execution and non-revocation of a release of claims against the Company and its affiliates. The Sills Agreement also subjects Mr. Sills to confidentiality, non-disparagement, and non-solicitation of employees and customers and non-competition for twelve months following the date of his termination.
Pursuant to Mr. Sills’ individual award agreement, upon certain realization events (such as an exit event or sale) or upon a change in control (as defined in his employment agreement) Class P Interests will accelerate and vest, subject to his continued employment or service through such date. Upon Mr. Sills’ termination without cause or his resignation for good reason, subject to his execution and non-revocation of a release of claims, the Class P Interests will accelerate and vest. Additionally, upon Mr. Sills’ death or disability, a pro-rata portion of the Class P Interests will accelerate and vest.
If Messrs, Mulcahey and Newman are terminated without cause or resign for good reason following an exit event or consummation of a sale, their respective Class P Interests will accelerate and vest.
Director Compensation
The following table provides the compensation provided to our non-employee directors for the fiscal year ended December 31, 2023.

Director	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)	Total ($)
Matthew Botein	$—	$—	$—	$—
Angela Brock-Kyle	$—	$129,000	$—	$129,000
Zhak Cohen	$—	$—	$—	$—
Fabian Fondriest	$—	$—	$—	$—
David Foy	$50,000	$64,500	$—	$114,500
David Holman	$—	$—	$—	$—
Jack Stein	$—	$—	$—	$—
________________
(1)Mr. Foy elected to receive his annual fee half in cash and half in phantom stock units.
(2)Amounts reflect the grant date fair value of phantom stock units, determined in accordance with ASC Topic 718. As of December 31, 2023, Ms. Brock-Kyle and Mr. Foy held 350,000 and 100,000 shares of phantom stock awards, respectively.
In connection with the offering, and in consideration of his past services, Mr. Fondriest will receive a one-time grant of RSUs with a grant date value equal to $300,000. The RSUs will vest over four years, with 20% of such

RSUs vesting on each of the first, second and third anniversaries of the grant date and the remaining 40% vesting on the fourth anniversary of the grant date. Mr. Fondriest will be required to hold such interests for the duration of his service on the board.
The Company intends to adopt a non-employee director compensation policy that, among other things, will provide for an annual compensation package pursuant to which, the non-employee director may elect to receive either (i) $80,000 in cash and RSUs with a grant date value of $80,000, or (ii) RSUs with a grant date value of $160,000. Additionally, the Audit Committee Chair will receive an annual cash retainer of $50,000. The annual RSU award will vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of shareholders, and directors are required to hold such interests for the duration of their service on the board.
Members of the board of directors who are employed by the Company or who are nominated by AmFam and Gallatin Point, are not eligible to receive any cash fees or other form of compensation in connection with their service on the board.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the director and executive officer compensation arrangements discussed above under “Executive and Director Compensation,” the following is a description of transactions since January 1, 2021, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5.0% of our common stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.
BIHL
BIHL currently owns 100.0% of our common stock and will own approximately % of our common stock following the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock). BIHL contributes capital to us on an as needed basis and as of December 31, 2023, BIHL had contributed $178.8 million to us. The BIHL Partnership Agreement governs the distribution of the profits and losses of BIHL to its partners. The BIHL Partnership Agreement requires the supermajority approval (i.e., at least 75.0% of the outstanding Class A Interests in BIHL) of certain actions of the partnership and its subsidiaries, including the Company, and also provides its limited partners with certain rights of first refusal with respect to sales of securities of BIHL and its subsidiaries.
On October 7, 2020 our subsidiaries BSUI, BUSI and BICI entered into a Services Agreement with BIHL (the “Services Agreement”). Pursuant to the Services Agreement, BIHL provides various insurance and corporate services to BSUI, BUSI and BICI. The primary services provided to BSUI, BUSI and BICI under the Services Agreement are underwriting, claims, financial and accounting, investment, legal, reinsurance and regulatory reporting services.
Arrangements With AmFam and its Affiliates
Our subsidiary, BICI, has a Quota Share Agreement with AFMIC. Under the Quota Share Agreement, BICI assumes 100.0% of all Casualty, Professional Liability and Healthcare risks, net of inuring third-party reinsurance, written on behalf of AmFam by BSUI. BSUI has authority to accept, on forms approved by AFMIC, policies, endorsements, binders and certificates of proposal for insurance of the lines and classes of business, and in the territories set forth on Schedule A thereto, which include Casualty, Professional Liability and Healthcare lines of business in the USA, including Puerto Rico, and selected risks in Bermuda and the Cayman Islands where such risks are being handled by a US broker. BSUI and BICI have the authority to agree on the premium rates to be charged under the program, subject to the consent of AFMIC. AmFam receives a ceding fee on net premiums assumed by BICI. Since the execution of the Quota Share Agreement on January 1, 2021, the ceding fee has been and continues to be 2% of net premiums assumed by BICI per month. For the years ended December 31, 2023, 2022 and 2021, BICI assumed net premiums of $507.7 million, $356.9 million and $223.9 million, respectively, and BICI paid ceding fees of $7.5 million, $5.2 million and $3.4 million respectively to AmFam, under the Quota Share Agreement. In connection with this offering, BICI will enter into an Amended and Restated Quota Share Agreement with AFMIC, subject to the receipt of all applicable insurance regulatory approvals. Under the Amended and Restated Quota Share Agreement, the term of the Quota Share Agreement will be extended for 5 years from the date of the completion of this offering. BICI’s fee structure under the Amended and Restated Quota Share Agreement will remain the same except that the ceding fee shall increase to 2.75% on the date that is 12 months after the date of the Amended and Restated Quota Share Agreement and shall further increase to 3.25% on the date that is 24 months after the date of the Amended and Restated Quota Share Agreement and 5.0% on the date 36 months after the date of the Amended and Restated Quota Share Agreement.
The Quota Share Agreement can be terminated for new business (i) by AFMIC, on or after January 1, 2027 by giving at least 90 days prior written notice to BICI if the parties have agreed on a new ceding fee pursuant to the terms therein or giving written notice of immediate effect to BICI if the parties have not agreed on a new ceding fee pursuant to the terms therein, (ii) by mutual written agreement, (iii) by either party, immediately, upon findings of insolvency by a state insurance department or course of competent jurisdiction, (iv) by AFMIC upon prior written notice to BICI in the event the domiciliary insurance regulator of AFMIC orders cancellation of the Quota Share Agreement, (v) by AFMIC upon 45 days prior written notice to BICI with the opportunity to cure, if BICI’s written surplus ratio exceeds certain thresholds described therein, (vi) by either party upon breaches of certain material terms of the Quota Share Agreement, (vii) by AFMIC, if BICI has received an insurer financial strength rating from a rating agency and thereafter such rating is withdrawn or reduced by such agency to below A- and such cure period has lapsed. Under the Amended and Restated Quota Share Agreement, the termination provisions will remain the same except (A) the agreement may be terminated for new and renewal business (other than certain mandatory renewal policies) as opposed to just new business, (B) termination clause (i) described above will be revised to permit such termination by the Company, on or after the date that is five years after the date of the Amended and Restated Quota Share Agreement by giving at least 90 days prior written notice to BICI if the parties have agreed on a new ceding fee pursuant to the terms therein or giving written notice of immediate effect to BICI if the parties have not agreed on a new ceding fee pursuant to the terms therein, and (C) AFMIC will also be able to terminate the agreement upon 180 days notice if the aggregate gross written premium produced by or through BSUI and ceded to BICI pursuant to such agreement exceeds $1 billion in the aggregate during any calendar year and the parties have not reached a mutually acceptable terms within 90 days of such notice. All other material terms will remain the same as the existing Quota Share Agreement.
Pursuant to the Quota Share Agreement, BICI is required to set aside assets in a trust to secure a portion of its reinsurance recoverable obligation under the Quota Share Agreement, and on March 29, 2021, BICI entered into an insurance trust agreement (the “Insurance Trust Agreement”) with AFMIC and U.S. Bank National Association, as trustee. BICI must maintain assets in the trust account with a fair value as of the end of each month equal to the greater of (i) (A) reinsured losses and allocated loss expenses paid or payable by AFMIC but not recovered from BICI, (B) reserves for reinsured losses reported and outstanding, (C) reserves for reinsured losses incurred but not reported and (D) reserves for allocated reinsurance loss expenses and unearned premiums and (ii) the trust required balance, which was $0 commencing on July 1, 2021. Under the Amended and Restated Quota Share Agreement and the Amended and Restated Insurance Trust Agreement, which BICI will enter into in connection with this offering and the Amended and Restated Quota Share Agreement, BICI will be required to maintain assets in the trust account with a fair value as of the end of each month equal to (A) reinsured losses and allocated loss expenses paid or payable by AFMIC but not recovered from BICI, (B) reserves for reinsured losses reported and outstanding, (C) reserves for reinsured losses incurred but not reported, (D) reserves for allocated reinsurance loss expenses and unearned premiums and (E) reserves for 40% of unearned premiums subject to certain exceptions described therein. Assets deposited in the trust account will be valued at their fair market and must consist only of cash, certificates of deposit and investments of the types permitted by the insurance laws of the state of domicile; provided that such certificates of deposit and investments are not issued by a parent, subsidiary or affiliate of either BICI or AFMIC.
On January 26, 2022, BICI entered into a Casualty, Professional Liability and Healthcare Quota Share Reinsurance Contract (the “2022 Ceded Quota Share Agreement”) and a Casualty, Professional Liability and Healthcare Excess Cessions Reinsurance Contract (the “2022 Ceded Excess Loss Agreement”) with reinsurers, in which American Family Connect Property and Casualty Insurance Company (“AFCPCIC”), a subsidiary of AmFam, participated. Pursuant to the 2022 Ceded Quota Share Agreement, BICI ceded 20.0% of the exposure to the reinsurers and AFCPCIC had a 0.5% ($75,000) share in the interests and liabilities of the reinsurers. Pursuant to the 2022 Ceded Excess Loss Agreement, BICI ceded 70.1% of losses in excess of $5.0 million up to $15.0 million to the reinsurers and AFCPCIC had a 1.8% ($175,000) share in the interests and liabilities of the reinsurers. In addition, on November 15, 2022, BICI, also entered into a Cyber Professional Lines Quota Share Reinsurance Agreement (the “2022 Cyber Ceded Quota Share Agreement”) with reinsurers, in which AFCPCIC, a subsidiary of AmFam, also participated, pursuant to which BICI ceded 53.5% of the exposure to the reinsurers and AFCPCIC had a 10.0% share in the interests and liabilities of the reinsurer. See “Business—Reinsurance” for additional information.
On March 7, 2023, BICI entered into a Casualty, Professional Liability and Healthcare Quota Share Reinsurance Contract (the “2023 Ceded Quota Share Agreement”) and a Casualty, Professional Liability and Healthcare Excess Cessions Reinsurance Contract (the “2023 Ceded Excess Loss Agreement”) with reinsurers, in which AFCPCIC, a subsidiary of AmFam, participated. Pursuant to the 2023 Ceded Quota Share Agreement, BICI ceded 25.0% of the exposure to the reinsurers and AFCPCIC had a 2.5% share in the interests and liabilities of the reinsurers. Pursuant to the 2023 Ceded Excess Loss Agreement, BICI ceded 65.0% of losses in excess of $5.0 million up to $15.0 million to the reinsurers and AFCPCIC had a 6.5% share in the interests and liabilities of the reinsurers. See “Business—Reinsurance” for additional information.

On November 15, 2022, BICI entered into a Cyber Quota Share Reinsurance Contract (the “2022 Cyber Ceded Quota Share Agreement”) with reinsurers, in which American Family Connect Property and Casualty Insurance Company (“AFCPCIC”), a subsidiary of AmFam, participated. Pursuant to the 2022 Cyber Ceded Quota Share Agreement, BICI ceded 53.5% of the exposure to the reinsurers and AFCPCIC had a 10% share in the interests and liabilities of the reinsurers. See “Business—Reinsurance” for additional information.
On January 1, 2024, BICI, entered into a Cyber Professional Lines Quota Share Reinsurance Agreement (the “2024 Cyber Ceded Quota Share Agreement”) with reinsurers, in which AFCPCIC, a subsidiary of AmFam, also participated, pursuant to which BICI ceded 64% of the exposure to the reinsurers and AFCPCIC had a 10.0% share in the interests and liabilities of the reinsurers. See “Business—Reinsurance” for additional information.
On May 1, 2024, BICI entered into a Casualty, Professional Liability and Healthcare Quota Share Reinsurance Contract (the “2024 Ceded Quota Share Agreement”) and a Casualty, Professional Liability and Healthcare Excess Cessions Reinsurance Contract (the “2024 Ceded Excess Loss Agreement”) with reinsurers, in which AFCPCIC, a subsidiary of AmFam, participated. Pursuant to the 2024 Ceded Quota Share Agreement, BICI ceded 25% of the exposure to the reinsurers and AFCPCIC had a 3% share in the interests and liabilities of the reinsurers. Pursuant to the 2024 Ceded Excess Loss Agreement, BICI ceded 60.13% of losses in excess of $5.0 million up to $15.0 million to the reinsurers and AFCPCIC had a 7.8% share in the interests and liabilities of the reinsurers. See “Business—Reinsurance” for additional information.
BSUI has separate MGA Agreements with the AmFam Issuing Carriers. Under these agreements, BSUI is permitted to issue insurance policies complying with the underwriting guidelines set forth therein, as well as cancel or non-renew such policies subject to certain terms set forth therein, on behalf of the AmFam Issuing Carriers and is also responsible for providing accounting, claims handling and other necessary services to the AmFam Issuing Carriers to support its respective regulatory, statutory and other compliance requirements. BSUI is entitled to a commission in exchange for these services, which is adjusted to equal cost for each month in accordance with the terms of the MGA Agreements such that there is no monetary impact to us as a result of the commissions to BSUI. Under the current MGA Agreements, in addition to termination rights upon the termination of the Quota Share Agreement, certain material operational changes to the parties’ businesses, certain material breaches of the MGA Agreements or certain bankruptcy events, either party can terminate such agreement at the beginning of any calendar quarter occurring on the date that is two years after December 31, 2024 by providing written notice to the other party at least 180 days prior to such date. In connection with this offering, subject to the receipt of all applicable insurance regulatory approvals, the terms of the MGA Agreements will be extended for five years from the date of the completion of this offering. All other material terms will remain the same as the existing MGA Agreements.
On November 1, 2020, BUSI entered into a consulting agreement (the “Consulting Agreement”) with Homesite Insurance Group, a subsidiary of AmFam, to provide consulting services to Homesite Insurance Group on the development of their professional liability, casualty and medical professional lines insurance underwriting. The Consulting Agreement expired on January 31, 2021.
Under the BIHL LPA, at any time until December 31, 2024, AFMIC has an option to purchase from each of the other general and limited partners and their respective assignees all such partners’ interests and assignees’ rights subject to certain conditions as set forth in the BIHL LPA (the “AFMIC Purchase Option”). In connection with this offering, AFMIC has agreed to waive the AFMIC Purchase Option in full.
Registration Rights Agreement
In connection with the consummation of this offering, we intend to enter into the Registration Rights Agreement with certain of our Pre-IPO Investors, which will provide customary demand and piggyback registration rights upon completion of the Reorganization Transactions. The Registration Rights Agreement will also provide that we will pay customary expenses relating to such registrations and indemnify against certain liabilities that may arise under the Securities Act. See “Description of Capital Stock—Registration Rights.”

Common Stock Purchase Warrant
In connection with the consummation of this offering, we intend to issue to AFMIC a common stock purchase warrant (the “Common Stock Purchase Warrant”) to purchase from us (i)          shares of our outstanding common stock and (ii) if applicable, up to         additional shares of our outstanding common stock if the underwriters exercise their option to purchase additional shares of common stock in full) (collectively, the “Warrant Shares”). The Warrant Shares will represent the number of shares of our common stock that would constitute 5% of all of the issued shares of our common stock on a fully diluted basis as of the date of issuance of the Common Stock Purchase Warrant or, if applicable, as of the date of the closing of the underwriters’ purchase of additional shares of common stock. The purchase price of one share of common stock will be equal to $          , subject to customary adjustments. The Warrant Shares will vest ratably over five years with the first tranche vesting on the first anniversary of the date of issuance of the Common Stock Purchase Warrant. The vested portion is exercisable, in whole or in part, until the ten-year anniversary of the date of issuance of the Common Stock Purchase Warrant and further vesting will terminate in the event all of the Managing General Agency Agreements are terminated prior to the fifth anniversary of this offering. The Warrant Shares will vest in full upon a change of control of the Company if AFMIC agrees that all of the Managing General Agency Agreements shall remain in effect notwithstanding such change of control and AFMIC waives, or causes its affiliate to waive, any termination rights it may have thereunder as a result of such change of control. Upon grant, the fair value of the warrant will be expensed, on a quarterly basis, over the five year vesting period.
Investor Matters Agreement
In connection with the consummation this offering, we will enter into the Investor Matters Agreement with AFMIC.
From the date of the Investor Matters Agreement until the third anniversary thereof (the “Maintenance Period”), AFMIC will not undertake (a) prior to the completion of the Reorganization Transactions, any sales of Class A interests of BIHL that would result in AFMIC’s ownership of such Class A interests being an amount that would entitle AFMIC, upon completion of the Reorganization Transaction, to less than ten percent of the issued and outstanding shares of our common stock and (b) following the completion of the Reorganization Transactions, any sales of shares of our common stock that would result in AFMIC’s ownership of shares of our common stock being less than ten percent of the issued and outstanding shares of our common stock and will report us and each of our wholly owned subsidiaries as an affiliate (as defined under SSAP No. 88, Investments in Subsidiary, Controlled and Affiliated Entities) for all statutory accounting and regulatory purposes (each of (a) and (b), the “AFMIC Minimum Ownership Amount”).
During the Maintenance Period and upon completion of the Reorganization Transactions, AFMIC will have the right (but not the obligation) to nominate up to two individuals to our board of directors; provided, that our Compensation, Nominating and Corporate Governance Committee of our board of directors or an equivalent duly authorized committee of our board of directors has not determined that each such individual is not reasonably satisfactory to serve as a director or would not be qualified under any applicable law, rule or regulation to serve as a director of the Company.
Upon expiration of the Maintenance Period, if AFMIC continues to own the AFMIC Minimum Ownership Amount, AFMIC will have the right (but not the obligation) to nominate one individual to our board of directors; provided, that our Compensation, Nominating and Corporate Governance Committee of our board of directors or an equivalent duly authorized committee of our board of directors has not determined that such individual is not reasonably satisfactory to serve as a director or would not be qualified under any applicable law, rule or regulation to serve as a director of the Company.
The initial AFMIC designees will be Troy Van Beek and David Holman. Pursuant to the Investor Matters Agreement and the charter, our board of directors will appoint Troy Van Beek to serve as a Class I director and David Holman to serve as a Class II director concurrently with the execution of the Investor Matters Agreement immediately prior to this offering.

Call Option Agreement
In connection with the consummation of this offering, GPC Fund intends to enter into a call option agreement with AFMIC, pursuant to which GPC Fund will grant AFMIC an exclusive option to acquire from GPC Fund (a) prior to the Reorganization Transactions, a number of limited partnership units of BIHL that would entitle AFMIC upon the liquidation of AFMIC to a number of shares of our common stock equal to 2.5% of our outstanding shares of common stock immediately following this offering giving effect to the underwriters’ exercise of their option to purchase additional shares of common stock in this offering, to the extent exercised and (b) following the Reorganization Transactions, a number of shares of our common stock equal to 2.5% of our outstanding shares of common stock immediately following this offering, giving effect to the underwriters’ exercise of their option to purchase additional shares of common stock in this offering, to the extent exercised, at a price per share equal to initial public offering price of $          , subject to customary adjustments. The option will only be exercisable beginning on the third anniversary of the consummation of this offering until one day prior to the fifth anniversary of the consummation of this offering.
Board Designee Agreement
In connection with the consummation this offering, we will enter into the Board Designee Agreement with GPC Fund.
From the date of the Board Designee Agreement until the date upon which GPC Fund no longer owns (a) prior to the completion of the Reorganization Transactions, a number of Class A interest of BIHL that would entitle GPC Fund upon completion of the Reorganization Transactions to a number of shares of our common stock equal to at least 35% of our outstanding common stock and (b) following the completion of the Reorganization Transactions, shares of our common stock equal to at least 35% of our outstanding common stock (the “Initial GPC Ownership Threshold”), GPC Fund will have the right (but not the obligation) to nominate three (3) individuals to our board of directors; provided, that our Compensation, Nominating and Corporate Governance Committee of our board of directors or an equivalent duly authorized committee of our board of directors has not determined that such individual is not reasonably satisfactory to serve as a director or would not be qualified under any applicable law, rule or regulation to serve as a director of the Company.
If GPC Fund owns less than the Initial GPC Ownership Threshold but owns (a) prior to the completion of the Reorganization Transactions, a number of Class A interest of BIHL that would entitle GPC Fund upon completion of the Reorganization Transactions to a number of shares of our common stock equal to at least twenty-five percent (25%) of our outstanding common stock and (b) following the completion of the Reorganization Transactions, shares of our common stock equal to at least 25% of our outstanding common stock (the “Second GPC Ownership Threshold”), GPC Fund will have the right (but not the obligation) to nominate two (2) individuals to our board of directors; provided, that our Compensation, Nominating and Corporate Governance Committee of our board of directors or an equivalent duly authorized committee of our board of directors has not determined that such individual is not reasonably satisfactory to serve as a director or would not be qualified under any applicable law, rule or regulation to serve as a director of the Company.
If GPC Fund owns less than the Second GPC Ownership Threshold but owns (a) prior to the completion of the Reorganization Transactions, a number of Class A interest of BIHL that would entitle GPC Fund upon completion of the Reorganization Transactions to a number of shares of our common stock equal to at least 10% of our outstanding common stock and (b) following the completion of the Reorganization Transactions, shares of our common stock equal to at least 10% of our outstanding common stock, GPC Fund will have the right (but not the obligation) to nominate one (1) individual to our board of directors; provided, that our Compensation, Nominating and Corporate Governance Committee of our board of directors or an equivalent duly authorized committee of our board of directors has not determined that such individual is not reasonably satisfactory to serve as a director or would not be qualified under any applicable law, rule or regulation to serve as a director of the Company.
The initial GPC Fund designees will be Matt Botein, Zhak Cohen and Jack Stein. Pursuant to the Board Designee Agreement and the charter, our board of directors will appoint Matt Botein to serve as a Class I director,

Zhak Cohen to serve as a Class II director and Jack Stein to serve as a Class III director concurrently with the execution of the Board Designee Agreement immediately prior to this offering.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to     % of the shares offered by this prospectus, excluding the additional shares that the underwriters have a 30-day option to purchase, for sale to certain of our employees, certain of our directors and certain other parties. Morgan Stanley & Co. LLC will administer our directed share program as described in under “Underwriting—Directed Share Program”. Shares purchased by our directors and officers will be subject to the 180-day lock-up restriction described under “Underwriting.” We agreed to indemnify Morgan Stanley & Co. LLC in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of stock sold pursuant to the directed share program.
Director and Officer Indemnification Agreements
Prior to consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement is expected to provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and bylaws against (i) any and all expenses and liabilities, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness and (iii) any liabilities incurred as a result of acting on behalf of us (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
We believe that these indemnification agreements, as well as our maintaining directors’ and officers’ liability insurance, help us to attract and retain qualified persons as directors and officers.
Policy Regarding Related Party Transactions
Prior to the consummation of this offering, our board of directors will adopt a written policy for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or beneficial holders of more than 5% of our common stock (or their immediate family members or affiliates) is implicated, each of whom we refer to as a “related person,” has a direct or indirect material interest.
If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to the chairperson of our audit committee. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the audit committee. In approving or rejecting such proposed transactions, the audit committee will be required to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transaction, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith in the exercise of its discretion. In the event that any member of our audit committee is not a disinterested person with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related person transaction and another director may be designated to join the committee for purposes of such review. Whenever practicable, the reporting, review and approval will occur prior to entering into the transaction. If advance review and approval is not practicable, the audit committee will review and may, in its discretion, ratify the related person transaction retroactively.

PRINCIPAL STOCKHOLDERS
Prior to the completion of this offering, BIHL is our only stockholder and owns all outstanding shares of our common stock. GPC Fund and AFMIC may be deemed to have shared beneficial ownership of all of the shares of our common stock owned by BIHL.
As described in “Prospectus Summary—Reorganization Transactions” as soon as practicable after the closing of this offering, subject to receipt of all applicable insurance regulatory approvals, BIHL will be liquidated and we will distribute all shares of our common stock BIHL owns to the Pre-IPO Investors in accordance with the terms of the BIHL LPA. The following table sets forth certain information with respect to the beneficial ownership of our common stock as of          , 2024 assuming the dissolution of BIHL was consummated on the closing date of this offering and is based on an assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus).
Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. Unless otherwise noted, the address of each beneficial owner is 1411 Broadway, Suite 3800, New York, NY 10018.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Assuming No Exercise of the Underwriters’ Option		Assuming Full Exercise of the Underwriters’ Option
	Number	Percentage	Number	Percentage	Number	Percentage
Name of Beneficial Owner
Greater than 5% Stockholders:
Bowhead Insurance Holdings LP(1)(2)
AFMIC(2)
GPC Fund(3)(4)
Bowhead management(5)
Named Executive Officers, Directors and Director Nominees:
Stephen Sills
Brad Mulcahey
David Newman
Matthew Botein
Angela Brock-Kyle
Zhak Cohen
Fabian Fondriest
David Foy
David Holman
Jack Stein
Thomas Baker
Troy Van Beek
All executive officers, directors and director nominees as a group ( persons)
__________________
*Less than 1%.
(1)Represents shares of common stock held by BIHL. Bowhead Insurance GP LLC is the general partner of BIHL. Prior to the consummation of this offering, BIHL holds 100% of our outstanding common stock. GPC and AFMIC may be deemed to control BIHL.
(2)Includes           Class A Interests in BIHL (“Class A Interests”), which, assuming the dissolution of BIHL was consummated on the closing date of this offering, equates to     % shares of common stock, based on an assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). A $1.00 increase in the assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would result in the holders of the Class A Interests in BIHL receiving a total of          shares of our common stock. A $1.00 decrease in the assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would result in the holders of the Class A Interests in BIHL receiving a total of          shares of our common stock.
(3)Gallatin Point Capital LLC is the managing member of GPC Partners GP LLC, which, in turn, is the general partner of GPC Fund. Matthew B. Botein and Lewis A. (Lee) Sachs jointly control Gallatin Point Capital LLC through multiple intermediate entities.
(4)Includes           Class A Interests in BIHL, which, assuming the dissolution of BIHL was consummated on the closing date of this offering, equates to     % shares of common stock, based on an assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). A $1.00 increase in the assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would result in the holders of the Class A interests in BIHL receiving a total of          shares of our common stock. A $1.00 decrease in the assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would result in the holders of the Class A Interests in BIHL receiving a total of          shares of our common stock.
(5)Includes           Class P Interests in BIHL, which, assuming the dissolution of BIHL was consummated on the closing date of this offering, equates to     % shares of common stock, based on an assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). A $1.00 increase in the assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would result in the holders of the Class P Interests in BIHL receiving a total of          shares of our common stock. A $1.00 decrease in the assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would result in the holders of the Class P Interests in BIHL receiving a total of          shares of our common stock. These interests lack voting authority and these individuals disclaim beneficial ownership of our common stock except to the extent of their pecuniary interest therein. Also includes           Class A Interests in BIHL, which, assuming the dissolution of BIHL was consummated on

the closing date of this offering, equates to     % shares of common stock, based on an assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). A $1.00 increase in the assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would result in the holders of the Class A interests in BIHL receiving a total of          shares of our common stock. A $1.00 decrease in the assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would result in the holders of the Class A Interests in BIHL receiving a total of          shares of our common stock.

DESCRIPTION OF CAPITAL STOCK
The following is a description of our capital stock. The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect at or prior to the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of the DGCL.
Upon the consummation of this offering, our authorized capital stock will consist of     shares of our common stock, $0.01 par value per share; and      shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Common Stock
Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders. The holders of our common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of legally available funds. See the section titled “Dividend Policy” for additional information. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable.
The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.
Preferred Stock
Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by NYSE rules, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors will be able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:
•the designation of the series;
•the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
•whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•the dates at which dividends, if any, will be payable;
•the redemption rights and price or prices, if any, for shares of the series;
•the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;
•whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•restrictions on the issuance of shares of the same series or of any other class or series; and
•the voting rights, if any, of the holders of the series.
We will be able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control, or other corporate action. As a result of these or other factors, the issuance of preferred stock may have an adverse impact on the market price of our common stock.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by our board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be subject to applicable laws and will depend on our financial condition, results of operations, capital requirements, general business conditions, legal, tax and regulatory limitations, contractual restrictions, including restrictions under the Credit Agreement and other indebtedness we may incur, and other factors that our board of directors considers relevant. See “Dividend Policy” for additional information. Our ability to pay dividends to stockholders is also dependent on dividends and other distributions from BICI and our other operating companies. See “Regulation—Restrictions on Paying Dividends” for additional information.
Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law
Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of NYSE, which would apply if and so long as our common stock remains listed on NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.
Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions or employee benefit plans.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors. The classified board provisions are subject to a 7-year sunset.
In connection with this offering, we intend to enter into the Board Designee Agreement and the Investor Matters Agreement, which will grant GPC Fund and AFMIC respectively, rights to nominate individuals to our board of directors upon completion of the Reorganization Transactions, provided certain ownership requirements are met. See “Certain Relationships and Related Party Transactions—Board Designee Agreement” and “Certain Relationships and Related Party Transactions— Investor Matters Agreement,” respectively.
Business Combinations
We will opt out of Section 203 of the DGCL, and the restrictions and limitations set forth therein. However, our amended and restated certificate of incorporation will contain provisions that are similar to Section 203 of the DGCL. Specifically, our amended and restated certificate of incorporation will provide that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors, or, upon becoming an interested stockholder, owned at least 85% of the voting power of the outstanding stock or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
However, in our case, BIHL, GPC Fund and AmFam and any of their respective affiliates and any of their respective direct or indirect transferees of our common stock will not be deemed to be “interested stockholders” for the purposes of our amended and restated certificate of incorporation regardless of the percentage of our outstanding voting stock owned by them, and, accordingly will not be subject to such restrictions.
Removal of Directors; Vacancies
Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation will provide that directors may only be removed for cause. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that, subject to the provisions of the Board Designee Agreement, the Investor Matters Agreement and the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancy occurring on our board of directors may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.
Special Stockholders Meetings
Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time (i) only by or at the direction of our board of directors or the chair of our board of directors or (ii) until the date that GPC Fund ceases to beneficially own 40% or more of our outstanding common stock, at the request of holders of at least 40% of our outstanding common stock. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.
Requirements for Advance Notification of Director Nominations and Stockholder Proposals
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chair of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once GPC Fund ceases to beneficially own at least 40% of our outstanding common stock.
Amendment of Certificate of Incorporation or Bylaws
The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. In connection with the consummation of this offering, our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2∕3% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 66 2∕3% of the votes which all our stockholders would be entitled to cast in any election of directors will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our amended and restated certificate of incorporation described above.
The foregoing provisions of our amended and restated certificate of incorporation and our amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Exclusive Forum
Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction another state or the federal courts (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Company to the Company or our stockholders, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the State of Delaware.
Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and, accordingly, we cannot be certain that a court would enforce such provision. It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable and, accordingly, we could be required to litigate claims in multiple jurisdictions, incur additional costs or otherwise not receive the benefits that we expect our forum selection provisions to provide.
Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. Our exclusive forum provision shall not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.
Corporate Opportunities; Conflicts of Interest
Our amended and restated certificate of incorporation will provide that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity of GPC Fund and AmFam and their respective members, managers, partners, shareholders, officers, directors, employees, agents, representatives and affiliates (the “Initial Investor Group”) or any director that is not our employee. We will not renounce any interest in any corporate opportunity offered to any director or officer if such opportunity is expressly offered to such person solely in his or her capacity as our director or officer.
Our amended and restated certificate of incorporation will provide that the Initial Investor Group will have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In the event that the Initial Investor Group acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or our affiliates and they may take any such opportunity for themselves or offer it to another person or entity unless such knowledge was acquired solely in such person’s capacity as our director or officer.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. This provision will not limit or eliminate the liability of any officer in any action by or in the right of the Company, including any derivative claims. Exculpation under this provision will not apply to any director or officer if the director or officer has breached the duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper benefit from his or her actions as a director or officer.
Our amended and restated certificate of incorporation will provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We also intend to enter into indemnification agreements with our directors, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions, and insurance will be useful to attract and retain qualified directors and officers.
The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Registration Rights
In connection with the consummation of this offering, we intend to enter into the Registration Rights Agreement with certain of our Pre-IPO Investors. The Registration Rights Agreement will provide that following this offering, the completion of the Reorganization Transactions and the expiration or waiver of any related lock-up period,

AFMIC, GPC Fund and their permitted transferees can require us to register under the Securities Act all or any portion of the shares held by certain of our Pre-IPO Investors and their permitted transferees, subject to customary requirements and limitations. Certain of our Pre-IPO Investors and their permitted transferees will also have piggyback registration rights, such that certain of our Pre-IPO Investors and their permitted transferees may include their respective shares in certain future registrations of our equity securities. The demand registration rights and piggyback registration rights will each be subject to market cut-back exceptions.
The registration rights agreement will set forth customary registration procedures, including an agreement by us to make our management reasonably available to participate in road show presentations in connection with any underwritten offerings. We will also agree to indemnify certain of our Pre-IPO Investors and their permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us for use in a registration statement by any Pre-IPO Investor or any permitted transferee.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, Massachusetts 02021.
Listing
We intend to apply to have our common stock listed on NYSE under the symbol “BOW.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur may adversely affect market prices of our common stock prevailing from time to time and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors.” We cannot predict the effect, if any, that future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time.
Upon completion of this offering, we will have a total of      shares of our common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. Of the outstanding shares, the         shares of common stock sold in this offering (or      shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates, may be sold only in compliance with the limitations described below.
The remaining outstanding      shares of common stock, representing        % of the total outstanding shares of our common stock following the completion of this offering, will be deemed restricted securities under the meaning of Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act (“Rule 701”), which we summarize below.
Lock-Up Arrangements
In connection with this offering, we, our executive officers, directors and all of our stockholders will agree, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, without, in each case, the prior written consent of any two or more of the representatives of the underwriters, for a period of 180 days after the date of this prospectus. See “Underwriting” for a description of the lock-up agreements applicable to our shares.
Rule 144
In general, under Rule 144, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell upon the expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:
•1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after this offering; or
•the average reported weekly trading volume of our common stock on NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.
We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.
Registration Statements on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to issuance under the 2024 Plan to be adopted in connection with this offering. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly shares of our common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover      shares of our common stock.
Registration Rights
In connection with the consummation of this offering, we intend to enter into the Registration Rights Agreement with certain of our Pre-IPO Investors which will provide customary demand and piggyback registration rights upon completion of the Reorganization Transactions. See “Description of Capital Stock.”
Upon completion of this offering and the Reorganization Transactions, certain of our Pre-IPO Investors will have registration rights under the Registration Rights Agreement with respect to their shares of our common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK
The following is a summary of U.S. federal income tax considerations generally applicable to Non-U.S. Holders (as defined below) with respect to the ownership and disposition of shares of our common stock issued pursuant to this offering and who hold such shares as a capital asset (generally, property held for investment) within the meaning of The Internal Revenue Code (the “Code”). This summary is based on the Code, Treasury Department regulations promulgated thereunder, (the “Regulations”), administrative interpretations and court decisions, each as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. This summary is not binding on the IRS, and there can be no assurance that the IRS or a court will agree with the conclusions stated herein. This summary is not a complete description of all of the U.S. federal income tax considerations that may be relevant to a particular Non-U.S. Holder. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•banks, insurance companies and other FIs;
•brokers, dealers or traders in securities;
•certain former citizens or residents of the United States;
•persons that elect to mark their securities to market;
•persons holding our common stock as part of a straddle, hedge, conversion or other integrated transaction;
•persons whose functional currency is not the U.S. dollar;
•persons deemed to sell our common stock under the constructive sale provisions of the Code;
•persons who acquired shares of our common stock as compensation or otherwise in connection with the performance of services;
•controlled foreign corporations;
•passive foreign investment companies; and
•tax-exempt organizations.
In addition, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. Non-U.S. Holders should consult their tax advisors regarding the particular tax considerations to them of owning and disposing of our common stock.
For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions, or (ii) that has otherwise validly elected to be treated as a U.S. person under the applicable Regulations.

If a partnership (or other entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner or beneficial owner of the entity or arrangement will generally depend on the status of the partner or beneficial owner and the activities of the entity or arrangement. Partners in a partnership (or beneficial owners of another entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) should consult their tax advisors regarding the tax considerations of an investment in our common stock.
Distributions
As discussed under the section titled “Dividend Policy,” while we do not currently anticipate paying regular cash dividends to our common stockholders on an annual or quarterly basis, we may pay special dividends from time to time. If we do make distributions of cash or property (other than certain stock distributions) with respect to our common stock (or if we engage in certain redemptions that are treated as distributions with respect to common stock), any such distributions generally will be treated as dividends to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If a distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), the excess will be treated first as a tax-free return of capital to the extent of a Non-U.S. Holder’s adjusted tax basis in our common stock and thereafter as capital gain from the sale, exchange or other taxable disposition of our common stock, with the tax treatment described below in “—Sale or Other Disposition of Shares of Our Common Stock.”
Subject to the discussion below on effectively connected income, distributions treated as dividends paid on our common stock to a Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder will generally be required to (i) provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or any appropriate successor or replacement forms), as applicable, certifying that it is not a U.S. person as defined under the Code and that it is entitled to benefits under the treaty or (ii) if such Non-U.S. Holder’s common stock is held through certain foreign intermediaries or foreign partnerships, satisfy the relevant certification requirements of applicable Regulations, including by having the Non-U.S. Holder provide appropriate documentation to the foreign intermediary or foreign partnership, who then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation but that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Subject to the discussion below under “—Foreign Account Tax Compliance Act,” no amounts in respect of U.S. federal withholding tax will be withheld from dividends paid to a Non-U.S. Holder if the dividends are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States) and the Non-U.S. Holder provides a properly executed IRS Form W-8ECI or other applicable or successor form. Instead, the effectively connected dividends will generally be subject to regular U.S. income tax on a net income basis as if the Non-U.S. Holder were a U.S. person as defined under the Code. A Non-U.S. Holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).
Sale or Other Disposition of Shares of Our Common Stock
A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale, exchange or other disposition of our common stock unless:
•such gain is “effectively connected” with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment or fixed base in the United States), in which case such gain will generally be subject to U.S. federal income tax in the same manner as effectively connected dividend income as described above;

•the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, in which case such gain will generally be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate), which gain may be offset by certain U.S.-source capital losses even though the individual is not considered a resident of the United States, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses; or
•we are or become a United States real property holding corporation (as defined in Section 897(c) of the Code, a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, and either (i) our common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs, or (ii) the Non-U.S. Holder has owned or is deemed to have owned, at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, more than 5% of our common stock.
Although there can be no assurance in this regard, we believe that we are not a USRPHC, and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes.
Foreign Account Tax Compliance Act
Certain rules may require withholding at a rate of 30% on dividends in respect of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) complies with an intergovernmental agreement between the United States and an applicable foreign country to report such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the Treasury Department. We will not pay any amounts to holders in respect of any amounts withheld. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our common stock.

UNDERWRITING
We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Keefe, Bruyette & Woods, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Keefe, Bruyette & Woods, Inc.
Citizens JMP Securities, LLC
RBC Capital Markets, LLC
Dowling & Partners Securities, LLC
Siebert Williams Shank & Co., LLC
Total
The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $          per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to        additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the initial public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $        per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Name	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $         . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $            . The underwriters have agreed to reimburse certain of our expenses in connection with the offering.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of any two or more of the representatives of the underwriters for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.
The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of restricted stock units (“RSUs”) (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; or (iii) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.
Our directors and executive officers and substantially all of our stockholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of any two or more of the representatives of the underwriters, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of lock-up securities, in cash or otherwise, (iii) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (iv) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (i) transfers of lock-up securities: (A) as bona fide gifts, or for bona fide estate planning purposes; (B) by will or intestacy; (C) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member; (D) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (E) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (A) through (D); (F) in the case of a corporation, partnership, limited liability company, trust or other business entity, (x) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (y) as part of a distribution to members or stockholders of the lock-up party; (G) by operation of law; (H) to us from an employee upon death, disability or termination of employment of such employee; (I) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering; (J) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments; or (K) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (ii) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (iii) the conversion of outstanding preferred stock, warrants to acquire preferred stock or convertible securities into shares of our common stock or warrants to acquire shares of our common stock; provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (iv) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that such plan does not provide for the transfer of lock-up securities during the restricted period.
Any two or more of the representatives of the underwriters, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We will apply to have our common stock approved for listing/quotation on NYSE under the symbol “BOW”.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•the information set forth in this prospectus and otherwise available to the representatives;
•our prospects and the history and prospects for the industry in which we compete;
•an assessment of our management;
•our prospects for future earnings;
•the general condition of the securities markets at the time of this offering;
•the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to      % of the shares offered by this prospectus, excluding the additional shares that the underwriters have a 30-day option to purchase, for sale to certain of our employees, certain of our directors and certain other parties. Shares purchased by our directors and officers will be subject to the 180-day lock-up restriction described above. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Morgan Stanley & Co. LLC will administer our directed share program. We agreed to indemnify Morgan Stanley & Co. LLC in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of stock sold pursuant to the directed share program.
Selling Restrictions
Notice to Prospective Investors in the European Economic Area (“EEA”)
In relation to each EEA Member State (each a “Member State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation (as defined below), except that shares of common stock may be offered to the public in that Member State at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
Notice to Prospective Investors in the United Kingdom
No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority, except that the shares of common stock may be offered to the public in the United Kingdom at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation (as defined below);
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
(c)in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000, as amended (the “FSMA”),

provided that no such offer of shares of common stock shall require us and/or any underwriters or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression “offer to the public” in relation to shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this prospectus is for distribution only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) who are high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Order or (iii) who are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any shares of common stock may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to Prospective Investors in Canada
The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in Australia
This prospectus:
•does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).
The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or to buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of common stock, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of common stock, offer, transfer, assign or otherwise alienate those shares of common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to Prospective Investors in the United Arab Emirates
The shares of common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority or the Dubai Financial Services Authority.
Notice to Prospective Investors in Hong Kong
The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Japan
The shares of common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contract (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common stock pursuant to an offer made under Section 275 of the SFA except:
•to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
•where no consideration is or will be given for the transfer;
•where the transfer is by operation of law;
•as specified in Section 276(7) of the SFA; or
•as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities based Derivatives Contracts) Regulations 2018.
Singapore SFA Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the shares of common stock are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to Prospective Investors in Switzerland
This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares of common stock. No shares of common stock have been offered or will be offered to the public in Switzerland, except that offers of shares of common stock may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):
(a)to any person which is a professional client as defined under the FinSA;

(b)to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the joint book-running managers for any such offer; or
(c)in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance, provided that no such offer of shares of common stock shall require the Company or any bank to publish a prospectus pursuant to Article 35 FinSA.
The shares of common stock have not been and will not be listed or admitted to trading on a trading venue in Switzerland.
Neither this document nor any other offering or marketing material relating to the shares of common stock constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares of common stock may be publicly distributed or otherwise made publicly available in Switzerland.

LEGAL MATTERS
Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP.
EXPERTS
The financial statements as of December 31, 2023 and December 31, 2022 and for each of the two years in the period ended December 31, 2023 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus with the SEC. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.
Following the completion of this offering, we will be subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website (www.bowheadspecialty.com) under the heading “          .” The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.
No person is authorized by us to give any information or to make any representations other than those contained or incorporated by reference in this preliminary prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this preliminary prospectus nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth or incorporated by reference herein or in our affairs since the date hereof.

Bowhead Specialty Holdings Inc.
Schedules other than those listed are omitted for the reason that they are not required, are not applicable or that equivalent information has been included in the financial statements or notes thereto or elsewhere herein.

Report of Independent Registered Public Accounting Firm
To the Board of Managers and Stockholders of Bowhead Specialty Holdings Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Bowhead Specialty Holdings Inc. (formerly known as Bowhead Holdings Inc.) and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income and comprehensive income (loss), of changes in stockholders’ equity and of cash flows for the years then ended, including the related notes and financial statement schedules listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
March 22, 2024
We have served as the Company's auditor since 2022.

Bowhead Specialty Holdings Inc.
Consolidated Balance Sheets
S
A

	December 31,
	2023	2022
	($ in thousands, except share data)
Assets
Investments
Fixed maturity securities, available for sale, at fair value (amortized cost of $569,013 and $258,014, respectively)	$554,624	$236,888
Short-term investments, at amortized cost, which approximates fair value	8,824	46,035
Total investments	563,448	282,923

Cash and cash equivalents	118,070	64,659
Restricted cash and cash equivalents	1,698	15,992
Accrued investment income	4,660	1,231
Premium balances receivable	38,817	29,487
Reinsurance recoverable	139,389	63,531
Prepaid reinsurance premiums	116,732	74,541
Deferred policy acquisition costs	19,407	13,672
Property and equipment, net	7,601	6,050
Income taxes receivable	1,107	—
Deferred tax assets, net	14,229	11,281
Other assets	2,701	1,840
Total assets	$1,027,859	$565,207

Liabilities
Reserve for losses and loss adjustment expenses	$431,186	$207,051
Unearned premiums	344,704	231,743
Reinsurance balances payable	40,440	23,687
Income taxes payable	42	1,517
Accrued expenses	14,900	12,028
Other liabilities	4,510	5,807
Total liabilities	835,782	481,833
Commitments and contingencies (Note 12)
Stockholders' equity
Common stock	—	—
($0.01 par value; 100 shares authorized, 100 shares issued and outstanding)
Additional paid-in capital	178,783	100,444
Accumulated other comprehensive loss	(11,372)	(16,689)
Retained earnings (deficit)	24,666	(381)
Total stockholders' equity	192,077	83,374

Total liabilities and stockholders' equity	$1,027,859	$565,207
See accompanying Notes to Consolidated Financial Statements.

Bowhead Specialty Holdings Inc.
Consolidated Statements of Income and Comprehensive Income (Loss)

	Years Ended December 31,
	2023	2022
	($ in thousands, except share and per share data)
Revenues
Gross written premiums	$507,688	$356,948
Ceded written premiums	(173,016)	(111,834)
Net written premiums	334,672	245,114
Change in net unearned premiums	(70,770)	(62,251)
Net earned premiums	263,902	182,863

Net investment income	19,371	4,725
Other insurance-related income	125	14
Total revenues	283,398	187,602

Expenses
Net losses and loss adjustment expenses	166,282	111,761
Net acquisition costs	20,935	15,194
Operating expenses	63,456	45,986
Non-operating expenses	630	—
Foreign exchange (gains) losses	(20)	—
Total expenses	251,283	172,941

Income before income taxes	32,115	14,661

Income tax expense	(7,068)	(3,405)

Net income	$25,047	$11,256

Other comprehensive income (loss)
Change in unrealized gain (loss) on investments (net of income tax (expense) benefit of $(1,413) and $4,247, respectively)	5,317	(15,975)
Total comprehensive income (loss)	$30,364	$(4,719)

Earnings per share:
Basic	$250,471	$112,560
Diluted	$250,471	$112,560

Weighted average shares outstanding:
Basic	100	100
Diluted	100	100
See accompanying Notes to Consolidated Financial Statements.

Bowhead Specialty Holdings Inc.
Consolidated Statements of Changes in Stockholders’ Equity
'

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained (Deficit) Earnings	Total Stockholders' Equity
	Number of Shares	Amount
	($ in thousands, except share data)
Balance, January 1, 2022	100	$—	$101,076	$(714)	$(11,637)	$88,725
Net income	—	—	—	—	11,256	11,256
Other comprehensive loss, net of tax	—	—	—	(15,975)	—	(15,975)
Capital contribution from parent	—	—	24,000	—	—	24,000
Capital distribution to parent	—	—	(25,000)	—	—	(25,000)
Share-based compensation expense	—	—	368	—	—	368
Balance, December 31, 2022	100	$—	$100,444	$(16,689)	$(381)	$83,374
Net income	—	—	—	—	25,047	25,047
Other comprehensive income, net of tax	—	—	—	5,317	—	5,317
Capital contribution from parent	—	—	77,656	—	—	77,656
Capital distribution to parent	—	—	—	—	—	—
Share-based compensation expense	—	—	683	—	—	683
Balance, December 31, 2023	100	$—	$178,783	$(11,372)	$24,666	$192,077
See accompanying Notes to Consolidated Financial Statements.

Bowhead Specialty Holdings Inc.
Consolidated Statements of Cash Flows

f

	Years Ended December 31,
	2023	2022
	($ in thousands)
Cash flows from operating activities:
Net income	$25,047	$11,256
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of premium/discounts on fixed maturity securities	(2,848)	(70)
Share‐based compensation	683	368
Depreciation and amortization	2,268	727
Non-cash lease expense	577	640
Deferred income taxes	(4,362)	(2,972)
Net changes in operating assets and liabilities:
Accrued investment income	(3,429)	(933)
Premium balances receivable	(9,330)	(1,945)
Reinsurance recoverable	(75,858)	(49,586)
Prepaid reinsurance premiums	(42,191)	(27,618)
Deferred policy acquisition costs	(5,735)	(5,763)
Income taxes receivable	(1,107)	—
Other assets	(1,437)	1,053
Reserve for losses and loss expenses	224,135	159,100
Unearned premium	112,961	89,869
Reinsurance balances payable	16,753	5,148
Accrued expenses	2,871	2,260
Income taxes payable	(1,475)	1,089
Other liabilities	(1,298)	(979)
Net cash provided by operating activities	236,225	181,644

Net cash used in investing activities
Purchases of:
Fixed maturity securities	(345,843)	(152,629)
Short-term investments	(21,406)	(45,665)
Proceeds from the sale of:
Fixed maturity securities	36,809	14,808
Short-term investments	59,494	—
Purchase of property and equipment, net	(3,819)	(3,972)
Net cash used in investing activities	(274,765)	(187,458)

Net cash provided by (used in) financing activities
Capital contribution from parent	77,656	24,000
Capital distribution to parent	—	(25,000)
Net cash provided by (used in) financing activities	77,656	(1,000)

Net change in cash, cash equivalents and restricted cash	39,117	(6,814)
Cash, cash equivalents and restricted cash, beginning of period	80,651	87,465
Cash, cash equivalents and restricted cash, end of period	$119,768	$80,651

Reconciliation of restricted cash
Cash and cash equivalents	$118,070	$64,659
Restricted cash and cash equivalents	1,698	15,992

Bowhead Specialty Holdings Inc.
Consolidated Statements of Cash Flows

Total cash and cash equivalents and restricted cash	$119,768	$80,651

Supplemental disclosures of cash flow information:
Income taxes paid	$14,011	$5,291
See accompanying Notes to Consolidated Financial Statements.

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

1.Nature of Operations
Bowhead Specialty Holdings Inc. (“Bowhead”, “BSHI”, or “the Company”), formerly known as Bowhead Holdings Inc., is a Delaware domiciled insurance holding company that is wholly-owned by Bowhead Insurance Holdings LP (“BIHL”). On March 19, 2024, the Company amended the certificate of incorporation of Bowhead Holdings Inc. to change the name of the Company to Bowhead Specialty Holdings Inc. Bowhead provides specialty property and casualty insurance products in the U.S., initially focusing on Casualty, Professional Liability and Healthcare risks, which are primarily written on a non-admitted (or excess and surplus (“E&S”)) basis.
Bowhead conducts its business operations through three wholly-owned subsidiaries. Bowhead Specialty Underwriters, Inc. (“BSUI”) is Bowhead’s Managing General Agent, holding a resident insurance license in the State of Texas, and is domiciled in the State of Delaware. Bowhead Insurance Company, Inc. (“BICI”) is Bowhead’s insurance company subsidiary licensed and domiciled in the State of Wisconsin. Bowhead Underwriting Services, Inc. (“BUSI”) is the Company’s services company domiciled in the State of Delaware.
On February 1, 2021, BSUI entered into three Managing General Agency Agreements (“MGA Agreements”) with Homesite Insurance Company, Homesite Insurance Company of Florida, and Midvale Indemnity Company (together “AmFam Issuing Carriers”). BSUI also executed third-party broker agreements, allowing the direct payment of premiums from the brokers to BSUI. Through these MGA agreements, BSUI writes premium and provides claim handling services on behalf of the AmFam Issuing Carriers, and BICI assumes 100% of the premium, net of any inuring third-party reinsurance, through a Quota Share Agreement with American Family Mutual Insurance Company, S.I. (the “AmFam”). AmFam receives a ceding fee on net premiums assumed by BICI (“Ceding Fee”). BICI also entered into an Insurance Trust Agreement to support the obligations of the 100% Quota Share Agreement with AmFam.
The Company is organized as a single operating and reportable segment through which it offers a variety of specialty insurance products to a number of markets.
2.Significant Accounting Policies
a)Basis of Presentation
The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include all accounts of the Company and its wholly-owned subsidiaries as of and for the years ended December 31, 2023 and 2022. All intercompany transactions and balances are eliminated in consolidation.
b)Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates. Significant estimates in the Company’s consolidated financial statements include, but are not limited to, reserves for losses and loss adjustment expenses, reinsurance recoverable on unpaid losses and loss adjustment expenses, fair value of investments, and income taxes.
Management bases its estimates and assumptions on historical experience and other factors, including the current economic environment and on various other judgments that it believes to be reasonable under the circumstances. Management periodically reviews its estimates and assumptions and makes adjustments thereto when facts and circumstances dictate. Changes in accounting estimates and underlying assumptions are recognized prospectively in the consolidated financial statements.
c)Revenue Recognition
The Company recognizes premiums as written at the inception of the policy, which are earned on a pro-rata basis over the policy term. Unearned premium represents the portion of written premiums that relates to unexpired

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

terms of in-force insurance policies. Premiums balances receivable include amounts receivable from agents and brokers that are both currently due and amounts not yet due.
d)Cash and Cash Equivalents and Restricted Cash and Cash Equivalents
Cash and cash equivalents comprise of cash held in bank accounts and cash held in short-term securities. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying value of the Company’s cash and cash equivalents approximates fair value.
Restricted cash is substantially all comprised of funds set aside in accordance with the Insurance Trust Agreement between BICI and AmFam. The carrying value of the Company’s restricted cash approximates fair value.
e)Investments
The Company classifies investments in fixed maturity securities as available for sale, and as such they are carried at estimated fair value. Changes in fair value are recorded as unrealized gains (losses) in accumulated other comprehensive loss. The fair value of fixed maturity securities is generally determined from quotations received from nationally recognized pricing services or when such prices are not available, by reference to other sources (including observed trading levels, pricing curves or matrices).
Short-term investments consist of treasury bills and treasury notes with maturities greater than three months but less than one year at the date of purchase and are valued at amortized cost, which approximates fair value.
Realized investment gains (losses) represent the difference between the amortized cost of securities sold and the proceeds realized upon sale, which are recorded at the trade date. Gains or losses on fixed maturity securities are determined on a specific identification basis.
Net investment income includes interest income as well as the amortization of market premiums and discounts, net of investment management and custody fees.
f)Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is determined based on a fair value hierarchy that prioritizes the use of observable inputs over the use of unobservable inputs and requires the use of observable inputs when available. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels, as follows:
▪Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
▪Level 2: Significant other observable inputs other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities, quoted prices in inactive markets for identical assets or liabilities, or other inputs that are directly or indirectly observable through market-corroborated inputs, such as interest rates, yield curves, prepayment speeds, default rates, or loss severities.
▪Level 3: Significant unobservable inputs used to measure fair value to the extent that relevant observable inputs are not available, and that reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the measurement date.
See Note 4 for further details regarding fair value disclosures.
g)Deferred Policy Acquisition Costs
Acquisition costs associated with the successful acquisition of new and renewed insurance and reinsurance contracts are deferred and amortized ratably over the terms of the related contracts. Ceding commissions received on ceded reinsurance contracts are netted against acquisition costs and are recognized ratably over the life of the

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

assumed underlying contract. Deferred policy acquisition costs are comprised primarily of commissions and are presented net of unearned ceding commissions. Deferred policy acquisition costs are reviewed to determine if they are recoverable from unearned premium and, if not, are charged to expense. Anticipated investment income is considered in determining if a premium deficiency exists. The recoverability of deferred policy acquisition costs is evaluated separately by line of business.
h)Reserves for Losses and Loss Adjustment Expenses
The Company’s reserves for losses and loss adjustment expenses are comprised of case reserves and incurred but not reported liabilities (“IBNR”). When a claim is reported, a case reserve is established for the estimated ultimate payment based upon known information about the claim. As more information about the claim becomes available over time, case reserves are adjusted as appropriate. Such adjustments are reflected in the Consolidated Statement of Operation in the period in which they are determined. Reserves are also established on an aggregate basis to provide for IBNR liabilities and expected loss reserve development on reported claims.
Loss reserves included in the Company’s financial statements represent management’s best estimates based upon an actuarially derived point estimate and other considerations. The Company uses a variety of actuarial techniques and methods to derive an actuarial point estimate. These methods may include expected loss ratio, paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods, and frequency and severity methods. In circumstances where one actuarial method is considered more credible than the others, that method is used to set the point estimate. The actuarial point estimate may also be based on a judgmental weighting of estimates produced from each of the methods considered. Industry loss experience is used to supplement the Company’s own data in selecting a priori loss ratios and loss development assumptions, where the Company’s own data is limited. The actuarial data is analyzed by line of business and coverage, as appropriate. See Note 6 for further information.
i)Reinsurance
In the normal course of business, the Company’s insurance company subsidiary cedes a portion of its premium to third-party reinsurers through pro rata and excess of loss reinsurance agreements on a treaty or facultative basis. These arrangements reduce the effect of individual or aggregate losses to the Company. Premiums are disclosed in the income statement net of ceded premiums. Reinsurance premiums, commissions, and ceded unearned premiums on reinsured business are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company receives ceding commissions in accordance with certain reinsurance treaties. The ceding commissions are capitalized and amortized as a reduction of underwriting acquisition expenses. The unearned portion of premiums ceded to reinsurers is reported as prepaid reinsurance premiums and earned ratably over the underlying assumed policy term.
The estimated amounts of reinsurance recoverable on unpaid losses are reported as reinsurance recoverable on unpaid losses and loss adjustment expenses. Ceded reinsurance contracts do not relieve the Company of its primary obligations to its policyholders. To the extent a reinsurer does not meet its obligations under reinsurance agreements, the Company remains liable for such obligations.

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

j)Property and Equipment, Net
Property and equipment, net, is carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets which ranges from 3 to 10 years. For certain leasehold improvements, depreciation is calculated over the shorter of the estimated useful lives of the respective assets or the lease term. Expenditures for maintenance and repairs are charged to operations as incurred. Upon disposition, the asset cost and related depreciation are removed from the accounts and the resulting gain or loss is included in the Company’s Consolidated Statements of Income and Comprehensive Income (Loss).
The Company accounts for software development costs in accordance with ASC 350-40, Internal Use Software. Capitalization of costs begins when two criteria are met: (1) the preliminary project stage is completed, and (2) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Capitalized software costs are included in property and equipment, net on the Consolidated Balance Sheet. We evaluate the useful life of capitalized software on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the asset, which is 3 years.
k)Impairment of Long-Lived Assets
Long-lived assets with finite lives are tested for impairment whenever recognized events or changes in circumstances indicate the carrying value of these assets may not be recoverable. If indicators of impairment are present, fair value is calculated using estimated future cash flows expected to be generated from the use of those assets. An impairment loss is recognized only if the carrying amount of a long-lived asset or asset group is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. That assessment is based on the carrying amount of the asset or asset group at the date it is tested for recoverability. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset or asset group exceeds its fair value.
l)Leases
The Company has lease agreements for two corporate office spaces for the years ended December 31, 2023 and 2022. These lease arrangements are accounted for in accordance with ASC 842, Leases, (“ASC 842”). At adoption, the Company elected the practical expedient to combine lease and non-lease components, as well as the short-term lease exception. The Company determines at inception whether an arrangement is or contains a lease. For any arrangements that meet the definition of a lease, we first assess the lease classification criteria to determine whether the lease is a finance or operating lease.
On the lease commencement date, for operating leases that have a lease term of more than 12 months, the Company recognizes a lease liability within other liabilities and a right-of-use (“ROU”) asset within other assets in the Company’s Consolidated Balance Sheet. The liability is initially measured and recognized at the present value of the lease payments at the lease commencement date. The discount rate used to measure the lease liability is the rate implicit in the lease or, if the rate implicit in the lease is not readily determinable, the incremental borrowing rate. The ROU asset is equal to the lease liability, adjusted for any initial direct costs and any lease payments made to the lessor at or before lease commencement.
Subsequent to initial measurement, the Company recognizes lease expense on a straight-line basis over the non-cancelable lease term and renewal periods that are considered reasonably assured at the inception of the lease. ROU assets are periodically subject to impairment tests, similar to the manner in which long-lived assets are tested for impairment in accordance with ASC 360, Property, Plant, and Equipment.

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

m)Foreign Exchange
The Company accounts for foreign exchange (gains) losses arising from the remeasurement of a non-U.S. dollar operating expense liability to U.S. dollars. The change in the liability due to the fluctuations in the exchange rate are included within the Consolidated Statements of Income and Comprehensive Income (Loss) at the end of each period.
n)Comprehensive Income (Loss)
Comprehensive income (loss) includes net income and net unrealized investment gains (losses) on available for sale fixed maturity investments, net of tax.
o)Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been included in the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied in the years in which temporary differences are expected to be recovered or settled. The Company reduces deferred tax assets by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.
The Company analyzes its tax filing positions in all of the U.S. federal, state, local and foreign tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. The Company evaluates tax positions taken or expected to be taken in the course of preparing an entity’s tax returns to determine whether it is “more-likely-than-not” that each tax position will be sustained by the applicable tax authority. There are no material tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within the next twelve months. Interest and penalties related to uncertain tax positions are recorded within operating expenses within the Consolidated Statements of Income and Comprehensive Income (Loss). None of the Company’s federal or state tax income tax returns are currently under examination by the Internal Revenue Service (“IRS”) or state authorities.
See Note 11 for additional information on income taxes.
p)Share-Based Compensation
BIHL, the parent company of BSHI, issued Class P Interests to certain employees in connection with the Company’s employee compensation structure. Each Class P Interest is structured as a profit interest award and entitles the employees to profits after the partners of BIHL receive a return of their initial investment. The Class P Interests are accounted for as equity under ASC 718, Compensation – Stock Compensation. The fair value of the compensation cost incurred under these awards is measured at the date of grant based on the fair value of the award and is recognized as operating expense within the Consolidated Statements of Income and Comprehensive Income using a graded method over the requisite service period. Forfeitures are recognized when they occur.
See Note 9 for additional information on share-based compensation.
q)Benefit Plans
Pursuant to the terms of the defined contribution BIHL Safe Harbor 401(k) Retirement and Savings Plan (“the Plan”), 100.0% of employee contributions to the Plan are matched on the first 4.0% of salary up to the IRS compensation limit. Company contributions are expensed in the year for which the benefit is earned. All participants are allowed to direct the lesser of 100.0% of compensation into a pre-tax deferral plan and a Roth 401(k) account, or the maximum permitted by law.
r)Concentrations of Credit Risk
The creditworthiness of a counterparty is evaluated by the Company, taking into account credit ratings assigned by independent agencies. The credit approval process involves an assessment of factors, including, among others,

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

the counterparty, country, and industry credit exposure limits. Collateral may be required, at the discretion of the Company, on certain transactions based on the creditworthiness of the counterparty. The areas where significant concentrations of credit risk may exist include cash and cash equivalents, restricted cash and investments, premium balances receivable, and reinsurance recoverable for paid and unpaid losses and loss adjustment expenses.
s)Allowance for Credit Losses
The Company’s reinsurance recoverables and premium balances receivable are subject to credit losses. The Company routinely monitors changes in the credit quality and concentration risks of the reinsurance counterparties and the insurance brokers and updates the allowance for credit losses accordingly. For the period ending December 31, 2023, based on the Company's analysis the allowance for credit loss is determined to be immaterial.
Investments in fixed maturity securities, all of which are classified as available for sale, are held at fair value, net of an allowance for credit losses and any decline in fair value that is believed to arise from factors other than credit is recorded as a separate component of accumulated other comprehensive income (loss) in the consolidated statement of shareholders’ equity. The Company did not record any allowance for credit losses on its available for sale securities as of December 31, 2023.
t)Basic and Diluted Earnings Per Share
Basic earnings per share is calculated by dividing net income by the weighted-average common stock outstanding for the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common stock and dilutive potential common stock outstanding during the year. The Company does not have any potentially dilutive shares, as the only shares that are outstanding for BSHI are the common stock.
u)Recent Accounting Pronouncements
Recently Adopted Accounting Standards
Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses (Topic 326)
On June 16, 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326)" to provide more useful information about the expected credit losses on financial instruments. The update requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected by means of an allowance for credit losses that runs through net income. Credit losses relating to available-for-sale fixed-maturity securities must also be recorded through an allowance for credit losses, which is limited to the amount by which fair value is below amortized cost. The measurement of credit losses on available-for-sale securities is similar under previous U.S. GAAP, but the update requires the use of the allowance account through which amounts can be reversed, rather than through an irreversible write-down. The FASB has issued additional ASUs on Topic 326 that do not change the core principle of the guidance in ASU 2016-13 but clarify certain aspects of it.
The Company adopted ASU 2016-13 on January 1, 2023, using the modified-retrospective approach. The adoption of this ASU resulted in the recognition of an allowance for credit loss related to the Company’s reinsurance recoverables and premium balances receivable. Because the Company enters into contracts with reinsurers that have A.M. Best ratings of “A” (Excellent) or better and has a history of collecting premium balances receivable, the effect of adoption was not material to the Company’s consolidated financial statements.
Recently Issued Accounting Standards Not Yet Adopted
The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. The Company is provided an option to adopt new or revised accounting guidance as an “emerging growth company” under the JOBS Act either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as private companies, including early adoption when permissible.

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

There are no other prospective accounting standards which, upon their effective date, would have a material impact on the Company’s consolidated financial statements.
3.Investments
The following table summarizes the amortized cost and fair value of the Company’s fixed maturity securities, all of which are classified as available for sale:

		Gross Unrealized
As of December 31, 2023	Amortized Cost	Gains	Losses	Fair Value
	($ in thousands)
Fixed maturity securities
U.S. government and government agency	$252,294	$579	$(332)	$252,541
State and municipal	55,984	—	(5,264)	50,720
Commercial mortgage-backed securities	26,573	29	(1,166)	25,436
Residential mortgage-backed securities	79,032	680	(5,010)	74,702
Asset-backed securities	42,964	32	(963)	42,033
Corporate	112,166	80	(3,054)	109,192
Total	$569,013	$1,400	$(15,789)	$554,624

		Gross Unrealized
As of December 31, 2022	Amortized Cost	Gains	Losses	Fair Value
	($ in thousands)
Fixed maturity securities
U.S. government and government agency	$31,192	$1	$(614)	$30,579
State and municipal	56,305	—	(7,247)	49,058
Commercial mortgage-backed securities	19,725	—	(1,456)	18,269
Residential mortgage-backed securities	50,965	55	(5,346)	45,674
Asset-backed securities	26,645	4	(1,589)	25,060
Corporate	73,182	3	(4,937)	68,248
Total	$258,014	$63	$(21,189)	$236,888
a)Contractual Maturity of Fixed Maturity Securities
The amortized cost and fair value of fixed maturity securities at December 31, 2023 and 2022, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations.

As of December 31, 2023	Amortized Cost	Fair Value
	($ in thousands)
Fixed maturity securities
Due in one year or less	$254,656	$254,443
Due after one year through five years	122,274	118,585
Due after five years through ten years	27,145	25,265
Due after ten years	16,369	14,160
	420,444	412,453
Commercial mortgage-backed securities	26,573	25,436
Residential mortgage-backed securities	79,032	74,702
Asset-backed securities	42,964	42,033
Total	$569,013	$554,624

As of December 31, 2022	Amortized Cost	Fair Value
	($ in thousands)
Fixed maturity securities
Due in one year or less	$22,231	$22,020
Due after one year through five years	90,486	84,457
Due after five years through ten years	27,263	24,250
Due after ten years	20,699	17,158
	160,679	147,885
Commercial mortgage-backed securities	19,725	18,269
Residential mortgage-backed securities	50,965	45,674
Asset-backed securities	26,645	25,060
Total	$258,014	$236,888
b)Net Investment Income
The components of net investment income were derived from the following sources:

Years Ended December 31,	2023	2022
	($ in thousands)
U.S. government and government agency	$4,673	$255
State and municipal	1,550	1,052
Commercial mortgage-backed securities	1,381	479
Residential mortgage-backed securities	962	661
Asset-backed securities	3,708	730
Corporate	3,448	1,128
Short-term investments	943	371
Cash and cash equivalents	3,190	313
Gross investment income	19,855	4,989
Investment expenses	(484)	(264)
Net investment income	$19,371	$4,725
c)Net Realized Investment Gains or Losses
There were no net realized gains or losses from the sale of investments for the years ended December 31, 2023 and 2022.
d)Restricted Assets
The Company is required to maintain assets in trust accounts to support the obligations of the 100.0% Quota Share Agreement with AmFam, a related party of the Company. The assets held in trust include fixed maturity securities, short-term investments and restricted cash and cash equivalents, as collateral for transactions with AmFam. The Company is entitled to interest income earned on these restricted assets, which is included in net investment income in the Consolidated Statements of Income and Comprehensive Income (Loss).
The following table summarizes the value of the Company’s restricted assets disclosed in the Consolidated Balance Sheet:

As of December 31,	2023	2022
	($ in thousands)
U.S. government and government agency	$142,297	$13,932
State and municipal	19,585	18,972
Commercial mortgage-backed securities	9,333	6,715
Residential mortgage-backed securities	35,313	19,570
Asset-backed securities	23,798	7,343
Corporate	49,632	24,777
Restricted fixed maturity securities	279,958	91,309
Restricted short-term investments	4,864	24,699
Restricted cash and cash equivalents	1,698	15,992
Restricted assets	$286,520	$132,000
e)Gross Unrealized Losses
The following table summarizes available for sale securities in an unrealized loss position, the fair value and gross unrealized loss by length of time the security has been in a continual unrealized loss position:

	Less than 12 Months		12 Months or Greater		Total
As of December 31, 2023	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	($ in thousands)
Fixed maturity securities
U.S. government and government agency	$48,598	$(69)	$10,970	$(263)	$59,568	$(332)
State and municipal	2,992	(14)	47,728	(5,250)	50,720	(5,264)
Commercial mortgage-backed securities	2,485	(53)	18,423	(1,113)	20,908	(1,166)
Residential mortgage-backed securities	17,536	(609)	31,502	(4,401)	49,038	(5,010)
Asset-backed securities	16,253	(71)	18,491	(892)	34,744	(963)
Corporate	24,976	(173)	62,733	(2,881)	87,709	(3,054)
Total	$112,840	$(989)	$189,847	$(14,800)	$302,687	$(15,789)

	Less than 12 Months		12 Months or Greater		Total
As of December 31, 2022	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	($ in thousands)
Fixed maturity securities
U.S. government and government agency	$21,895	$(419)	$4,854	$(195)	$26,749	$(614)
State and municipal	41,036	(5,253)	8,022	(1,994)	49,058	(7,247)
Commercial mortgage-backed securities	14,323	(915)	2,024	(541)	16,347	(1,456)
Residential mortgage-backed securities	24,988	(1,407)	19,729	(3,939)	44,717	(5,346)
Asset-backed securities	10,747	(533)	11,310	(1,056)	22,057	(1,589)
Corporate	38,756	(2,362)	29,044	(2,575)	67,800	(4,937)
Total	$151,745	$(10,889)	$74,983	$(10,300)	$226,728	$(21,189)
All of the securities in an unrealized loss position are rated investment grade. For fixed maturity securities that management does not intend to sell or be required to sell, there is no portion of the decline in value that is considered to be due to credit factors that would be recognized in earnings. Declines in value are considered to be due to non-credit factors and are recognized in Other Comprehensive Income (Loss).
The Company has evaluated its fixed maturity securities in an unrealized loss position and concluded that the unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors. None of these securities are delinquent or in default under financial covenants. Based on the assessment of these issuers, the Company expects them to continue to meet their contractual payment obligations as they become due.

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

4.Fair Value Measurements
The Company’s investments in fixed maturity securities, all of which are classified as available for sale, are carried at fair value. All of the Company’s fixed maturity securities investments were priced by independent pricing services. The prices provided by the independent pricing services are estimated based on observable market data in active markets utilizing pricing models and processes, which may include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, sector groupings, matrix pricing and reference data. Under certain circumstances, if a vendor price is unavailable, a price may be obtained from a broker. The pricing services may prioritize inputs differently on any given day for any security based on market conditions, and not all inputs are available for each security evaluation on any given day. The pricing services used by the Company have indicated that they will only produce an estimate of fair value if objectively verifiable information is available. The determination of whether markets are active or inactive is based upon the volume and level of activity for a particular asset class.
The fair values of short-term investments approximate their carrying values due to their short-term maturity.
The following table presents the Company’s investments measured at fair value by level:

As of December 31, 2023	Level 1	Level 2	Level 3	Total
	($ in thousands)
Fixed maturity securities
U.S. government and government agency	$251,332	$1,209	$—	$252,541
State and municipal	—	50,720	—	50,720
Commercial mortgage-backed securities	—	25,436	—	25,436
Residential mortgage-backed securities	—	74,702	—	74,702
Asset-backed securities	—	42,033	—	42,033
Corporate	—	109,192	—	109,192
Total fixed maturity securities	251,332	303,292	—	554,624
Short-term investments	3,960	4,864	—	8,824
Total investments	$255,292	$308,156	$—	$563,448

As of December 31, 2022	Level 1	Level 2	Level 3	Total
	($ in thousands)
Fixed maturity securities
U.S. government and government agency	$29,416	$1,164	$—	$30,580
State and municipal	—	49,058	—	49,058
Commercial mortgage-backed securities	—	18,268	—	18,268
Residential mortgage-backed securities	—	45,674	—	45,674
Asset-backed securities	—	25,061	—	25,061
Corporate	—	68,247	—	68,247
Total fixed maturity securities	29,416	207,472	—	236,888
Short-term investments	—	46,035	—	46,035
Total investments	$29,416	$253,507	$—	$282,923

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

5.Deferred Policy Acquisition Costs
Acquisition costs deferred and amortized to net income for the years ended December 31, 2023 and 2022 are summarized as follows:

As of December 31,	2023	2022
	($ in thousands)
Deferred policy acquisition costs, beginning of year	$13,672	$7,909

Additions to deferred balance:
Broker commission	67,243	47,731
Ceding fee	7,546	5,191
Others	2,167	1,738
Ceding commission	(50,286)	(33,703)
Total net additions	26,670	20,957

Amortization of net policy acquisition costs	(20,935)	(15,194)

Deferred policy acquisition costs, end of year	$19,407	$13,672

Years Ended December 31,	2023	2022
	($ in thousands)
Net policy acquisition costs
Broker commission	$51,580	$34,721
Ceding fee	5,847	3,952
Others	1,938	1,475
Ceding commission	(38,430)	(24,954)
Amortization of net policy acquisition costs	$20,935	$15,194

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

6.Reserves for Losses and Loss Adjustment Expenses
a)Reserve Roll Forward
The table below provides a reconciliation of the beginning and ending reserve balances for the years ended December 31, 2023 and 2022:

As of and Years Ended December 31,	2023	2022
	($ in thousands)
Gross reserves for losses and loss adjustment expenses, beginning of year	$207,051	$47,952
Reinsurance recoverable on unpaid losses, beginning of year	63,381	13,945
Net reserves for unpaid losses and loss adjustment expenses, beginning of year	$143,670	$34,007

Net incurred losses and loss adjustment expenses related to:
Current accident year	166,282	114,067
Prior accident years	—	(2,306)
	166,282	111,761
Net paid losses and loss adjustment expenses related to:
Current accident year	1,814	1,030
Prior accident years	13,225	1,068
	15,039	2,098

Net reserves for unpaid losses and loss adjustment expenses, end of year	$294,913	$143,670
Reinsurance recoverable on unpaid losses, end of year	136,273	63,381
Gross reserves for losses and loss adjustment expenses, end of year	$431,186	$207,051
During the year ended December 31, 2023, there was no prior accident year loss development.
During the year ended December 31, 2022, prior accident year losses developed favorably by $2.3 million driven by lower emergence of reported losses than expected on claims made policies for the 2021 accident year.
b)Net Incurred and Paid Claims Development by Accident Year
The Company measures claim frequency information on an individual claim count basis. Any claim that is reported to the Company is included in the count unless it is subsequently settled without liability to the Company.
The following tables disclose by underwriting division, the development of net losses and loss adjustment expenses incurred and paid claims by accident year, IBNR, cumulative number of reported claims and average annual percentage payout of incurred claims by age.
The first loss development table within each underwriting division section presents cumulative net losses and loss adjustment expenses. The sum of the current accident year row ties to net losses and loss adjustment expenses disclosed in the Consolidated Statements of Income and Comprehensive Income (Loss). The second loss development table within each underwriting division section presents cumulative net losses and loss adjustment expenses that have been paid to date. The difference between cumulative net losses and loss adjustment expenses in the first table and cumulative net losses and loss adjustment expenses paid to date represent the Company’s net reserves for unpaid losses and loss adjustment expenses. Note 6 c) reconciles net reserves for unpaid losses and loss adjustment expenses included in these loss development tables to reserves for losses and loss adjustment expenses reported in the Consolidated Balance Sheet.

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

Casualty

	Net Losses and Loss Adjustment Expenses Incurred
	For the Years Ended December 31,			As of December 31, 2023
Accident Year	2021 (Unaudited)	2022 (Unaudited)	2023	IBNR	Cumulative Number of Reported Claims
	($ in thousands)
2021	$14,248	$13,640	$16,003	$13,556	23
2022		55,606	58,427	51,426	111
2023			93,028	91,370	124
Total incurred			$167,458

	Cumulative Net Paid Claims and Claims Adjustment Expenses
	For the Years Ended December 31,
Accident Year	2021 (Unaudited)	2022 (Unaudited)	2023
	($ in thousands)
2021	$16	$220	$352
2022		256	6,072
2023			326
Total paid			6,750

Net reserves for unpaid losses and loss adjustment expenses			$160,708

	Average Annual Percentage Payout of Net Losses and Loss Adjustment Expenses Incurred by Age (Unaudited)
Years	1	2	3
Casualty	0.3%	5.6%	0.8%
Professional Liability

	Net Losses and Loss Adjustment Expenses Incurred
	For the Years Ended December 31,			As of December 31, 2023
Accident Year	2021 (Unaudited)	2022 (Unaudited)	2023	IBNR	Cumulative Number of Reported Claims
	($ in thousands)
2021	$10,152	$15,484	$13,368	$12,626	88
2022		39,442	37,129	26,013	199
2023			43,765	38,232	999
Total incurred			$94,262

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

	Cumulative Net Paid Claims and Claims Adjustment Expenses
	For the Years Ended December 31,
Accident Year	2021 (Unaudited)	2022 (Unaudited)	2023
	($ in thousands)
2021	$213	$518	$643
2022		419	6,846
2023			1,034
Total paid			8,523

Net reserves for unpaid losses and loss adjustment expenses			$85,739

	Average Annual Percentage Payout of Net Losses and Loss Adjustment Expenses Incurred by Age (Unaudited)
Years	1	2	3
Professional Liability	1.7%	9.8%	0.9%
Healthcare

	Net Losses and Loss Adjustment Expenses Incurred
	For the Years Ended December 31,			As of December 31, 2023
Accident Year	2021 (Unaudited)	2022 (Unaudited)	2023	IBNR	Cumulative Number of Reported Claims
	($ in thousands)
2021	$10,117	$3,088	$2,841	$1,986	23
2022		19,019	18,511	17,078	163
2023			29,489	24,561	318
Total incurred			$50,841

	Cumulative Net Paid Claims and Claims Adjustment Expenses
	For the Years Ended December 31,
Accident Year	2021 (Unaudited)	2022 (Unaudited)	2023
	($ in thousands)
2021	$282	$841	$854
2022		355	1,067
2023			454
Total paid			2,375

Net reserves for unpaid losses and loss adjustment expenses			$48,466

	Average Annual Percentage Payout of Net Losses and Loss Adjustment Expenses Incurred by Age (Unaudited)
Years	1	2	3
Healthcare	4.5%	11.8%	0.5%

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

c)Reconciliation of Net Incurred and Paid Claims Development to Consolidated Balance Sheet
The following table reconciles total reserves for losses and loss adjustment expenses, net of reinsurance, included in the loss development tables to reserves for losses and loss adjustment expenses reported in the Consolidated Balance Sheet at December 31, 2023 and 2022:

	December 31, 2023
Line of Business	Net Reserves for Unpaid Losses and Loss Expenses	Reinsurance Recoverable on Unpaid Losses	Gross Reserves for Losses and Loss Expenses
	($ in thousands)
Casualty	$160,708	$63,710	$224,418
Professional Liability	85,739	47,197	132,936
Healthcare	48,466	25,366	73,832
Total	$294,913	$136,273	$431,186

	December 31, 2022
Line of Business	Net Reserves for Unpaid Losses and Loss Expenses	Reinsurance Recoverable on Unpaid Losses	Gross Reserves for Losses and Loss Expenses
	($ in thousands)
Casualty	$68,770	$26,504	$95,274
Professional Liability	53,989	26,208	80,197
Healthcare	20,911	10,669	31,580
Total	$143,670	$63,381	$207,051
7.Premiums and Reinsurance Related Information
The following table summarizes the effects of reinsurance on the Company’s written and earned premiums and losses and loss adjustment expenses:

Year Ended December 31, 2023	Written Premiums	Earned Premiums	Losses and Loss Adjustment Expenses
	($ in thousands)
Assumed	$507,688	$394,727	$242,306
Ceded	(173,016)	(130,825)	(76,024)
Net	$334,672	$263,902	$166,282

Year Ended December 31, 2022	Written Premiums	Earned Premiums	Losses and Loss Adjustment Expenses
	($ in thousands)
Assumed	$356,948	$267,078	$161,350
Ceded	(111,834)	(84,215)	(49,589)
Net	$245,114	$182,863	$111,761
All assumed amounts are assumed through the 100.0% Quota Share Agreement with AmFam, a related party, as described in Note 10.
For the year ended December 31, 2023, and 2022, Bowhead ceded $18.0 million and $2.7 million of written premium, $9.0 million and $1.1 million of earned premium and $5.3 million and $0.6 million of losses and loss adjustment expenses to a subsidiary of AmFam, respectively.

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

The following table summarizes reinsurance recoverables on paid and unpaid losses and loss adjustment expenses:

As of December 31,	2023	2022
	($ in thousands)
Reinsurance recoverable on unpaid losses and loss adjustment expenses	$136,273	$63,381
Reinsurance recoverable on paid losses and loss adjustment expenses	3,116	150
Reinsurance recoverable	$139,389	$63,531
The following table summarizes the Company’s top five reinsurers, their A.M. Best financial strength rating and percent of total reinsurance recoverable as of December 31, 2023 and 2022:

Reinsurer	A.M. Best Rating	2023	2022
Renaissance Reinsurance U.S. Inc	A+	29.8%	30.0%
Markel Global Reinsurance Company	A	24.5%	28.0%
Endurance Assurance Corporation	A+	24.4%	25.0%
Partner Reinsurance Company of the U.S.	A+	8.5%	13.0%
Ascot Bermuda Limited	A	7.3%	2.9%
All other reinsurers	At least A	5.5%	1.1%
Total		100.0%	100.0%
For the years ended December 31, 2023 and 2022, $5.9 million and $0.6 million, respectively, of the Company’s reinsurance recoverable balance is with a subsidiary of AmFam.
8.Stockholders’ Equity
For the year ended December 31, 2023, stockholders’ equity consisted of 100 authorized, issued and outstanding common stock at par value of $0.01 per share.
In 2023 and 2022, BIHL contributed additional paid-in capital of $77.7 million and $24.0 million to the Company without issuing additional shares, respectively. In 2022, upon the determination that the Company’s capital was in excess of Wisconsin regulatory capital requirements, the Company returned $25.0 million of capital to BIHL.
9.Share-Based Compensation
On October 14, 2020, BIHL established and authorized for issuance 40,750,000 Class P Interests for certain key employees of the Company. In December 2023, BIHL authorized for issuance an additional 4,766,315 Class P Interests for a total of 45,516,315 Class P Interests authorized for issuance as of December 31, 2023. Each grant is subject to vesting and repurchase provisions, as well as other conditions.
Each Class P Interest is structured as a profit interest award and entitles the employees to profits after the partners of BIHL receive a return of their initial investments. Pursuant to the BIHL Partnership Agreement, since the Company is a wholly-owned subsidiary of BIHL, the profits of the Company ultimately flow through to BIHL. The Class P Interests are entitled to receive distributions upon BIHL meeting certain performance and market-based conditions over a five-year period. The general partners of BIHL can determine if distributions will be made in the form of assets, including shares of the Company, common stock held by BIHL, or cash. The Class P Interests vest using a graded method over 5 years commencing on the date of grant.

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

The following is a summary of activity related to the unvested Class P Interests:

	2023
	Units	Weighted Average Grant Date Fair Value
Granted and unvested at beginning of period	25,978,125	$0.06
Issued	3,253,208	0.37
Vested	(5,808,233)	0.08
Forfeited	(2,207,291)	0.03
Granted and unvested at end of year	21,215,809	$0.11
The Company estimates the fair value of the Class P Interest using a Monte Carlo simulation method, which calculates many potential outcomes for an award and determines fair value based on the most likely outcome.
As of December 31, 2023, and 2022, total unrecognized compensation expense was $1.5 million and $0.9 million, respectively, and the weighted average period over which the expense is expected to be recognized is approximately 1.9 and 1.5 years, respectively.
10.Related Party Transactions
BIHL is a limited partnership domiciled in the State of Delaware. BIHL’s capital partners include Gallatin Point Capital, AmFam, and minority owners as partners in BIHL. BIHL owns 100.0% of the Company and contributes capital, up to the amount committed by the limited partners. As of December 31, 2023, BIHL contributed $178.8 million into the Company, of which $77.7 million and $24.0 million were contributed in 2023 and 2022, respectively.
BICI has a quota share reinsurance agreement with AmFam, which has been effective since 2020. Under the quota share agreement, BICI assumes 100.0% of all Casualty, Professional Liability and Healthcare risks, net of inuring third-party reinsurance, written on behalf of AmFam by BSUI. AmFam receives a ceding fee on net premiums assumed by BICI. BICI is required to set aside assets in a trust to secure a portion of its reinsurance recoverable obligation under the agreement.
BSUI has separate MGA Agreements with the AmFam Issuing Carriers. Under these agreements, BSUI is permitted to issue insurance policies on behalf of the AmFam Issuing Carriers and is also responsible for providing accounting, claims handling and other necessary services to the AmFam Issuing Carriers to support its respective regulatory, statutory and other compliance requirements. BSUI is entitled to commission in exchange for these services, which is adjusted to equal actual costs for each month in accordance with the terms of the MGA Agreements.
In 2023 and 2022, BICI entered into a ceded Quota Share Reinsurance Agreement and a ceded Excess of Loss Reinsurance Agreement with reinsurers, in which a separate subsidiary of AmFam participated. In addition, BICI also entered into a cyber professional lines Quota Share Reinsurance Agreement with reinsurers, in which a subsidiary of AmFam also participated.
For the years ended December 31, 2023 and 2022, Bowhead incurred $5.8 million and $4.0 million of ceding fees and ceded $18.0 million and $2.7 million of written premiums to AmFam, respectively.
11.Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been included in the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied in the years in which temporary differences are expected to be recovered or settled. The Company

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

reduces deferred tax assets by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.
The Company analyzes its tax filing positions in all of the U.S. federal, state, local and foreign tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. The Company evaluates tax positions taken or expected to be taken in the course of preparing an entity’s tax returns to determine whether it is “more-likely-than-not” that each tax position will be sustained by the applicable tax authority. There are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within the next twelve months. Interest and penalties related to uncertain tax positions are recorded within income tax expense within the Consolidated Statement of Operations and Comprehensive Income (Loss). None of the Company’s federal or state tax income tax returns are currently under examination by the Internal Revenue Service (“IRS”) or state authorities.
For the tax years ended December 31, 2023 and 2022, BSHI, BSUI, BICI and BUSI filed a consolidated federal income tax return.
The income tax provision is as follows:

Years Ended December 31,	2023	2022
	($ in thousands)
Deferred income tax benefit
Federal	$(4,362)	$(2,972)
Total deferred income tax benefit	(4,362)	(2,972)

Current income tax expense
Federal	11,182	6,194
State	248	183
Total current income tax expense	11,430	6,377

Income tax expense	$7,068	$3,405
The effective tax rate on income from continuing operations was higher than the prevailing statutory federal income tax rate. Among the most significant book-to-tax adjustments were the following:

Years Ended December 31,	2023	2022
	($ in thousands)
Tax expense (benefit) at statutory tax rate of 21.0%	$6,744	$3,079

Tax effect of significant reconciling items:
Permanent differences	128	181
State tax, net of federal tax	196	145
Income tax expense	$7,068	$3,405

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes, and the amount used for income tax purposes. Significant components of the Company’s net deferred income taxes are as follows:

As of December 31,	2023	2022
	($ in thousands)
Deferred tax assets
Unearned premium disallowance	$9,578	$6,606
Unrealized losses on investments	3,023	4,436
Reserves for losses and loss adjustment expenses	5,377	2,586
Share-based compensation	338	206
Accrued benefits	281	168
Amortization of startup costs	291	159
Accrued expenses	87	92
Other	34	31
Capital loss carryforward	3	3
Total deferred tax assets	19,012	14,287

Deferred tax liabilities
Deferred policy acquisition costs	$4,075	$2,421
Depreciation	219	538
Accrued bond discount	489	47
Total deferred tax liabilities	4,783	3,006

Net deferred tax assets	$14,229	$11,281
The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years. For tax year 2023 and 2022, the Company has determined no valuation allowance is required based on positive current taxable income and future earnings projections.
As of December 31, 2023, the Company has zero federal net operating loss carryforwards. As of December 31, 2023, the company has capital loss carryforwards of less than $0.1 million, which expires in 2026 and zero charitable contribution carryforwards.
As of December 31, 2023 and 2022, no liability for unrecognized tax benefits was recorded; therefore, no interest and penalties related to unrecognized tax benefits were recognized. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Company’s federal and state tax returns remain subject to tax examinations for the years beginning in December 31, 2020 and forward.
12.Commitments and Contingencies
a)Concentrations of Credit Risk
The creditworthiness of a counterparty is evaluated by the Company, taking into account credit ratings assigned by independent agencies. The credit approval process involves an assessment of factors, including, among others, the counterparty, country, and industry credit exposure limits. Collateral may be required, at the discretion of the Company, on certain transactions based on the creditworthiness of the counterparty. The areas where significant

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

concentrations of credit risk may exist include cash and cash equivalents, restricted cash and investments, premium balances receivable, and reinsurance recoverable for paid and unpaid losses and loss adjustment expenses.
Cash and Cash Equivalents, Restricted Cash and Investments
The Company maintains its cash and cash equivalents and restricted cash with high credit quality financial institutions. Cash deposits are in excess of FDIC insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash, cash equivalents and restricted cash.
The Company’s available for sale investment portfolio is managed in accordance with guidelines that have been tailored to meet specific investment strategies, including standards of diversification, which limit the allowable holdings of any single issue. There were no investments, other than investments in U.S. government and government agency securities, in excess of 10.0% of the Company’s stockholders’ equity at December 31, 2023.There were no investments, other than short-term investments and investments in U.S. government and government agency securities, in excess of 10.0% of the Company’s stockholders’ equity at December 31 2022.
Premium Balances Receivable
The Company underwrites a significant amount of its business through brokers and a credit risk exists should any of these brokers be unable to fulfill their contractual obligations relating to the payments of premium balances owed to the Company.
The following table summarizes the brokers that make up more than 10.0% of the Company’s gross written premium for the years ended December 31, 2023, and 2022:

Brokers	2023	2022
Ryan Specialty Group Holdings, Inc.	26.3%	27.9%
AmWINS Group, Inc.	15.3%	12.5%
Marsh & McLennan Companies	14.6%	15.5%
CRC Insurance Services, Inc.	9.7%	11.3%
For the years ended December 31, 2023, and 2022, the Company recorded an allowance for uncollectible premiums of $nil and $nil, respectively.
Reinsurance Recoverable
The Company is exposed to the credit risk associated with reinsurance recoverable to the extent that any of its reinsurers fail to meet their obligations under reinsurance contracts. The Company evaluates the financial condition of its reinsurers on a regular basis and monitors concentrations of credit risk with reinsurers. The Company assesses reinsurers based on the assigned credit and financial strength ratings from internationally recognized rating agencies.
At December 31, 2023 and 2022, 100.0% of the Company’s reinsurers are rated “A” (Excellent) or better by A.M. Best. At December 31, 2023, the three largest balances by reinsurer accounted for 29.8%, 24.5%, and 24.4% of the Company’s reinsurance recoverable balance and at December 31, 2022, the three largest balances by reinsurer accounted for 30.0%, 28.0% and 25.0% of the Company’s reinsurance recoverable balance. Refer to Note 7 Premiums and Reinsurance Related Information for further information.
b)Purchase Obligations
The Company has entered into certain agreements within which the Company is committed to purchase services, primarily related to software service contracts. The fixed and determinable portion of such purchase

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

obligations were approximately $1.3 million at December 31, 2023, which comes due in 2024. The obligations will increase depending on the amount of premium written by the Company over the respective years.
c)Litigation
In the ordinary course of business, the Company is subject to disputes, litigation and arbitration arising from its insurance and reinsurance operations. These matters are generally related to insurance and reinsurance claims and are considered in the establishment of reserves for losses and loss adjustment expenses. In addition, the Company may also become involved in legal actions which seek extra-contractual damages, punitive damages or penalties, including claims alleging bad faith in handling of insurance claims. The Company expects its ultimate liability with respect to such matters will not be material to its financial condition. However, adverse outcomes on such matters are possible, from time to time, and could be material to the Company’s results of operations in any particular financial reporting period.
d)Other
The Company owes certain employment taxes, penalties and interests related to the 2021, 2022, and 2023 employment taxes for an employee domiciled in the United Kingdom. The Company accrued approximately $1.5 million and $0.8 million as of December 31, 2023 and 2022 which represents its best estimate of taxes, interest, and penalties owed and for which it expects to settle in 2024.
13.Property and Equipment, net
As of December 31, 2023 and 2022, property and equipment, net consists of:

As of December 31,	2023	2022
	($ in thousands)
Computer software	$9,993	$6,174
Leasehold improvements	503	503
Furniture and equipment	126	126
Property and equipment, cost	10,621	6,803
Accumulated depreciation	(3,020)	(753)
Property and equipment, net	$7,601	$6,050
For the year ended December 31, 2023, depreciation expense was $2.3 million, of which $2.1 million related to amortization of capitalized software. For the year ended December 31, 2022, depreciation expense was $0.7 million, of which $0.6 million related to amortization of capitalized software.
14.Leases
The Company and its subsidiaries have a right to use two distinct office spaces in New York and Chicago under separate lease agreements. The leases are classified as operating leases. The Company was not party to any finance lease arrangements as of and during the year ended December 31, 2023 and 2022. The ROU asset and lease liability balances as of December 31, 2023 were $0.5 million and $0.7 million, respectively and the ROU asset and lease liability balances as of December 31, 2022 were $1.1 million and $1.2 million, respectively.
The terms of the operating leases range from four to five years, from the dates the Company gained access to the spaces, through to the stated termination dates, which expire in August 2024 and May 2025, respectively. Although each operating lease agreement contains an option to extend the length of the respective lease term, the Company is not reasonably certain it will exercise these options. Due to this uncertainty, in the measurement of the lease liability, the Company has excluded the periods covered by each renewal option from the lease terms.
The lease agreements contain rent escalation features that are reflected in the Company’s lease liability balances. Since the discount rates implicit in the leases are not readily available, the Company used an incremental borrowing rate to discount the remaining lease payments in measuring our lease liability. The Company also did not

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

incur any initial direct costs or make prepayments in connection with these lease arrangements; as such, these amounts are not reflected in the ROU asset.
Lease expense for the years ended December 31, 2023 and 2022 was $0.6 million and $0.6 million, respectively. Lease expense is recognized on a straight-line basis over the lease term in operating expenses within the Consolidated Statements of Income and Comprehensive Income (Loss). The Company has immaterial variable lease costs and no short-term leases for the year ended The following table summarizes the Company’s future minimum lease payment obligations under non-cancelable operating leases as of December 31, 2023:

As of December 31,	2023
($ in thousands)
Contractual maturities:
2024	564
2025	90
2026	—
2027	—
Later years	—
Total undiscounted future minimum lease payments	654
Less: Discount impact	(4)
Total discounted operating lease liability	$650
The weighted average remaining lease term and weighted average discount rate for the Company’s operating leases as of December 31, 2023 were 1 year and 1.2%, respectively.
Cash paid for operating leases for the years ended December 31, 2023 and 2022 was $0.6 million and $0.5 million, respectively. There were no non-cash additions from new and remeasured leases that resulted in an increase to the ROU asset and lease liability.
15.Segment, Geographic, and Product Line Information
The Company is a specialty insurance group that generates revenues by underwriting and offering a variety of specialty insurance products to domestic markets through three distinct underwriting divisions. The chief operating decision maker (“CODM”) is the individual responsible for allocating resources to and assessing the financial performance of segments of the entity. The CODM of the Company, the Chief Executive Officer, assesses the financial health and performance of the Company and makes resource allocation decisions on a consolidated basis; accordingly, the Company has a single operating and reportable segment.
The following table presents revenues by underwriting division for the years ended December 31, 2023 and 2022:

Underwriting Division	2023	2022
	($ in thousands)
Casualty	$192,062	$136,672
Professional Liability	87,588	69,532
Healthcare	55,022	38,910
Net written premiums	$334,672	$245,114
The Company’s operations and assets are located entirely within the United States, and all of its revenues are attributed to United States-based policyholders.
The Company has no single major customer representing ten percent or more of its total revenues during fiscal years 2023 and 2022.

Bowhead Specialty Holdings Inc.
Notes to Consolidated Financial Statements

16.Insurance – Statutory Information
The Company’s insurance company subsidiary, BICI, received its Certificate of Authority from the Wisconsin Office of the Commissioner of Insurance, which authorized BICI to transact business effective December 18, 2020. BICI is restricted by Wisconsin law as to the amount of dividends it can pay without the approval of regulatory authorities. BICI is restricted from paying dividends by the lesser of: (1) 10.0% of statutory capital and surplus as of the preceding December 31, or; (2) the greater of: (a) statutory net income for the calendar year preceding the date of the dividend distribution, minus realized capital gains for that year, or (b) aggregate of net income for the three calendar years preceding the date of the dividend or distribution, minus realized capital gains for those calendar years and minus dividends paid or credited and distributions made within the first two of the preceding three calendar years. At December 31, 2023 and 2022, the maximum dividend that BICI could pay without the approval of regulatory authorities was $2.9 million and $0.0 million, respectively.
BICI’s net income and statutory capital and surplus, as determined in accordance with statutory accounting practices (“SAP”), are as follows:

	2023	2022
	($ in thousands)
Net income	$16,106	$2,914
Statutory capital and surplus	191,463	108,764
The significant variances between SAP and GAAP are that for statutory purposes acquisition costs are charged to income as incurred, bonds are carried at amortized cost, deferred federal and state income taxes are subject to limitations, and certain assets designated as non-admitted assets are disallowed.
The National Association of Insurance Commissioners has risk-based capital (“RBC”) requirements that require insurance companies to calculate and report information under a risk-based formula, which measures statutory capital and surplus needs based on a regulatory definition of risk in a company’s mix of products and its balance sheet. This guidance is used to calculate two capital measurements: Total Adjusted Capital and RBC Authorized Control Level. Total Adjusted Capital is equal to the Company’s statutory capital and surplus excluding capital and surplus derived from the use of permitted practices that differ from statutory accounting practices. RBC Authorized Control Level is the capital level used by regulatory authorities to determine whether remedial action is required. Generally, no remedial action is required if Total Adjusted Capital is 200.0% or more of the RBC Authorized Control Level. At December 31, 2023, BICI’s Total Adjusted Capital of $191.5 million was 401.6% of its RBC Authorized Control Level.
17.Subsequent Events
As of March 22, 2024, the Company received in cash, $2.8 million of capital contributions from BIHL.

Bowhead Specialty Holdings Inc.
Schedule II — Condensed Financial Information of Registrant
Balance Sheet (Parent Company)

	December 31,
	2023	2022
	($ in thousands, except share data)
Assets
Investments
Investment in subsidiaries	$192,075	$83,373
Total investments	192,075	83,373

Cash and cash equivalents	1	1
Total assets	$192,076	$83,374

Commitments and contingencies (Note 12)
Stockholders' equity
Common stock	$—	$—
($0.01 par value; 100 shares authorized, issued and outstanding as of December 31, 2023 and 2022)
Additional paid-in capital	178,782	100,444
Accumulated other comprehensive loss	(11,372)	(16,689)
Retained earnings	24,666	(381)
Total stockholders' equity	192,076	83,374

Total liabilities and stockholders' equity	$192,076	$83,374

Bowhead Specialty Holdings Inc.
Schedule II — Condensed Financial Information of Registrant
Statement of Income (Parent Company)

Years Ended December 31,
	2023	2022
($ in thousands, except share and per share data)
Revenues
Gross written premiums	—	—
Ceded written premiums	—	—
Net written premiums	—	—
Change in net unearned premiums	—	—
Net earned premiums	—	—

Net investment income	—	—
Net realized investment gains	—	—
Other insurance-related income	—	—
Total revenues	—	—

Expenses
Net losses and loss adjustment expenses	—	—
Net acquisition costs	—	—
Operating expenses	—	—
Total expenses	—	—

Income before income taxes	—	—

Income tax expense	—	—

Income before net income of subsidiaries	—	—

Net income of subsidiaries	25,047	11,256

Net income	$25,047	$11,256

Other comprehensive income (loss)
Change in unrealized gain (loss) on investments	—	—
Other comprehensive income (loss) before other comprehensive loss of subsidiaries	—	—
Other comprehensive income (loss) of subsidiaries	5,317	(15,975)
Total comprehensive income (loss)	$30,364	$(4,719)

Bowhead Specialty Holdings Inc.
Schedule II — Condensed Financial Information of Registrant
Statement of Cash Flows (Parent Company)

	December 31,
	2023	2022
	($ in thousands)
Cash flows from operating activities:
Net income	$25,047	$11,256
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net income of subsidiaries	(25,047)	(11,256)
Net cash provided by operating activities	—	—

Cash flows from investing activities:
Contribution to investment in subsidiary	$(77,655)	$(24,000)
Distribution from investment in subsidiary	—	25,000
Net cash used in (provided by) investing activities	(77,655)	1,000

Cash flows from financing activities:
Contribution from parent	77,655	24,000
Distribution to parent	—	(25,000)
Net cash provided by (used in) financing activities	77,655	(1,000)

Net change in cash, cash equivalents and restricted cash	$—	$—
Cash, cash equivalents and restricted cash, beginning of period	1	1
Cash, cash equivalents and restricted cash, end of period	$1	$1

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$—	$—

Non-cash investing and financing activities:
Deemed contribution related to share-based compensation to investment in subsidiary	(682)	(368)
Deemed contribution to related to share-based compensation from parent	682	368

Bowhead Specialty Holdings Inc.
Schedule IV - Reinsurance

	December 31, 2023
	Premiums Ceded to Other Companies	Premiums Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
	($ in thousands, except percentages)
Casualty	$(85,393)	$277,455	$192,062	144.5%
Professional Liability	(57,663)	145,251	$87,588	165.8%
Healthcare	(29,960)	84,982	$55,022	154.5%
	$(173,016)	$507,688	$334,672	151.7%

	December 31, 2022
	Premiums Ceded to Other Companies	Premiums Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
	($ in thousands, except percentages)
Casualty	$(55,920)	$192,592	$136,672	140.9%
Professional Liability	(35,835)	105,367	69,532	151.5%
Healthcare	(20,079)	58,989	38,910	151.6%
	$(111,834)	$356,948	$245,114	145.6%

          Shares
Bowhead Specialty Holdings Inc.
Common Stock

PRELIMINARY PROSPECTUS

J.P. Morgan	Morgan Stanley	Keefe, Bruyette & Woods A Stifel Company

Citizens JMP	RBC Capital Markets	Dowling & Partners Securities, LLC	Siebert Williams Shank
                   , 2024

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the common stock being registered hereby (other than the underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority Inc., or FINRA, filing fee and the stock exchange listing fee.

Amount to be Paid
SEC registration fee	$14,760
FINRA filing fee	$15,500
Listing fee	*
Printing fees and expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Blue Sky fees and expenses (including legal fees)	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*
Total	*
__________________
*To be provided by amendment.
Item 14. Indemnification of Directors and Officers
Section 102(b)(7) of the DGCL, allows a corporation to provide in its certificate of incorporation that a director or executive officer of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director or officer breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit or the executive officer in any action by or in the right of the corporation. Our amended and restated certificate of incorporation will provide for this limitation of liability.
Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests; provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.
Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of their status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.
The amended and restated certificate of incorporation of Bowhead Specialty Holdings Inc. will provide that Bowhead Specialty Holdings Inc. shall, to the fullest extent legally permissible under the DGCL, indemnify and hold harmless officers, employees and directors of the Company for certain liabilities reasonably incurred in connection with such person’s capacity as an officer, employee or director.
Item 15. Recent Sales of Unregistered Securities
Within the past three years, the registrant has issued the following securities of the registrant which were not registered under the Securities Act:
•On June 30, 2021, the registrant issued 100 shares of its common stock to Bowhead Insurance Holdings LP, its parent, as part of a tax-free exchange of all the issued and outstanding common shares of Bowhead Specialty Underwriters, Inc., Bowhead Insurance Company, Inc., and Bowhead Underwriting Services, Inc. to the registrant.
The foregoing transaction did not involve any underwriters, underwriting discounts or commissions, or any public offering. The issuance of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder) as transactions by an issuer not involving any public offering.
Item 16. Exhibits and Financial Statement Schedules
(a)Exhibits

Number	Description

1.1*	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Certificate of Incorporation of Bowhead Specialty Holdings Inc. (to become effective in connection with the consummation of this offering)
3.2*	Form of Amended and Restated Bylaws of Bowhead Specialty Holdings Inc. (to become effective in connection with the consummation of this offering)
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1*	Form of Investor Matters Agreement, between Bowhead Specialty Holdings Inc. and American Family Mutual Insurance Company, S.I.
10.2*	Form of Board Designee Agreement, between Bowhead Specialty Holdings Inc. and GPC Partners Investments (SPV III) LP
10.3*	Form of Common Stock Purchase Warrant
10.4*	Form of Registration Rights Agreement
10.5	Managing General Agency Agreement, dated as of February 1, 2021, between Midvale Indemnity Company and Bowhead Specialty Underwriters, Inc.
10.6	Form of Amended and Restated Managing General Agency Agreement between Midvale Indemnity Company and Bowhead Specialty Underwriters, Inc.
10.7	Amended and Restated Managing General Agency Agreement, dated as of April 1, 2022, between Homesite Insurance Company of Florida and Bowhead Specialty Underwriters, Inc.
10.8	Managing General Agency Agreement, dated as of February 1, 2021, between Homesite Insurance Company and Bowhead Specialty Underwriters, Inc.
10.9	Form of Amended and Restated Managing General Agency Agreement between Homesite Insurance Company and Bowhead Specialty Underwriters, Inc.

Number	Description

10.10	Quota Share Reinsurance Agreement, dated as of January 1, 2021, between American Family Mutual Insurance Company, S.I. and Bowhead Insurance Company, Inc.
10.11	Form of Amended and Restated Quota Share Reinsurance Agreement between American Family Mutual Insurance Company, S.I. and Bowhead Insurance Company, Inc.
10.12	Insurance Trust Agreement, dated as of March 22, 2021, among Bowhead Insurance Company, Inc., American Family Mutual Insurance Company, S.I. and U.S. Bank National Association, as trustee
10.13	Form of Amended and Restated Insurance Trust Agreement among Bowhead Insurance Company, Inc., American Family Mutual Insurance Company, S.I. and U.S. Bank National Association, as trustee
10.14	Services Agreement, dated as of October 7, 2020, among Bowhead Insurance Holdings LP, Bowhead Specialty Underwriters, Inc., Bowhead Underwriting Services, Inc. and Bowhead Insurance Company, Inc.
10.15
Joinder to the Services Agreement, dated as of May 2, 2024, among Bowhead Specialty Holdings Inc., Bowhead Insurance Holdings LP, Bowhead Specialty Underwriters, Inc., Bowhead Underwriting Services, Inc. and Bowhead Insurance Company, Inc.

10.16
Amendment to the Services Agreement, dated as of May 2, 2024, among Bowhead Specialty Holdings Inc. Bowhead Insurance Holdings LP, Bowhead Specialty Underwriters, Inc., Bowhead Underwriting Services, Inc. and Bowhead Insurance Company, Inc.

10.17*	Bowhead Specialty Holdings Inc. 2024 Omnibus Incentive Plan
10.18+*	Form of Employee Restricted Stock Unit Award Agreement under the Bowhead Specialty Holdings Inc. 2024 Omnibus Incentive Plan
10.19+*	Form of Director Restricted Stock Unit Award Agreement under the Bowhead Specialty Holdings Inc. 2024 Omnibus Incentive Plan
10.20+*	Form of Employment Agreement between Stephen Sills and Bowhead Specialty Holdings Inc.
10.21+*	Form of Indemnification Agreement between Bowhead Specialty Holdings Inc. and each of its directors and officers
10.22	Amended and Restated Limited Partnership Agreement of Bowhead Insurance Holdings LP
10.23	First Amendment to the Amended and Restated Limited Partnership Agreement of Bowhead Insurance Holdings LP
10.24	Second Amendment to the Amended and Restated Limited Partnership Agreement of Bowhead Insurance Holdings LP
10.25
Credit Agreement, dated as of April 22, 2024, among Bowhead Specialty Holdings Inc., the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, swingline lender and issuing bank

21.1**	Subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP Independent Registered Public Accounting Firm
23.2*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1 hereto)
24.1**	Power of Attorney (included as part of the signature page hereto)
99.1**	Consent to Director Nomination of Matthew Botein
99.2**	Consent to Director Nomination of Angela Brock-Kyle
99.3**	Consent to Director Nomination of Zhak Cohen
99.4**	Consent to Director Nomination of Fabian Fondriest
99.5**	Consent to Director Nomination of David Foy
99.6**	Consent to Director Nomination of David Holman
99.7**	Consent to Director Nomination of Jack Stein
99.8**	Consent to Director Nomination of Thomas Baker
99.9**	Consent to Director Nomination of Troy Van Beek
107**	Filing Fee Table
__________________
**     Previously filed.
*       To be filed by amendment.
+       Indicates management contract or compensatory plan.
(b)Financial Statement Schedules
Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the undersigned registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on May 3, 2024.

BOWHEAD SPECIALTY HOLDINGS INC.

By:	/s/ Stephen Sills
Name:	Stephen Sills
Title:	Chief Executive Officer and President
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Stephen Sills	Chief Executive Officer, President and Director (Principal Executive Officer)	May 3, 2024
Stephen Sills

/s/ Brad Mulcahey	Chief Financial Officer, Treasurer and Director (Principal Financial Officer)	May 3, 2024
Brad Mulcahey

/s/ Shirley Yap	Chief Accounting Officer (Principal Accounting Officer)	May 3, 2024
Shirley Yap

/s/ H. Matthew Crusey	Director	May 3, 2024
H. Matthew Crusey